Filed Pursuant to Rule 424(b)(5)
Registration No. 333-173280

PROSPECTUS

11,000,000 Shares

Box Ships Inc.

Common Stock

We are selling 11,000,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TEU.”

The underwriters have an option to purchase a maximum of 1,650,000 additional shares from us to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Box Ships Inc.
Per Share	$12.00	$0.81	$11.19
Total	$132,000,000	$8,910,000	$123,090,000

Delivery of the shares of common stock will be made on or about April 19, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UBS Investment Bank		Morgan Stanley

Cantor Fitzgerald & Co.	ABN AMRO	Stifel Nicolaus Weisel

Lazard Capital Markets		UniCredit Capital Markets

The date of this prospectus is April 14, 2011.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common stock or (2) our common stock in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

Through and including May 9, 2011 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless we specify otherwise, when used in this prospectus the terms “Box Ships Inc.,” the “Company,” “we,” “our” and “us” refer to Box Ships Inc. and its subsidiaries. References to “Paragon Shipping” are to Paragon Shipping Inc., references to “Allseas” or “our Manager” are to Allseas Marine S.A. and its relevant subsidiaries, which will provide our fleet with commercial and technical management services and will provide certain administrative and corporate services to us, and references to “Proplous Navigation” are to Proplous Navigation S.A.

We use the term “TEU” in describing the size of containerships. TEU is a standard measure of a containership’s cargo-carrying capacity and refers to the space occupied by a container having the International Organization for Standardization’s standard external dimensions, the length of which is 20 feet, the height of which is 8.5 feet and the width of which is 8.0 feet. For the definition of some of the shipping and other terms used in this prospectus, please see the glossary at the end of this prospectus. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option described on the cover page of this prospectus.

Overview

We are a newly formed international shipping company focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Manager, Allseas, in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. We were formed by Paragon Shipping Inc. (NYSE: PRGN), a leading global provider of shipping transportation services specializing in transporting drybulk cargoes. With the vessel purchases described below, our fleet, which we refer to as our Initial Fleet, will be comprised of six containerships with a TEU weighted-average age of 2.5 years, a total capacity of over 28,000 TEU and a weighted-average remaining charter duration of 35.3 months.

At the closing of this offering, we will acquire from Paragon Shipping two 3,400 TEU 2010-built containerships and one 5,100 TEU 2007-built containership and from Proplous Navigation, a company owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, one 5,100 TEU 2007-built containership. In addition, our Manager, a company controlled by Mr. Bodouroglou, has entered into agreements with unaffiliated third parties to acquire one 4,500 TEU 2006-built containership and one 6,500-TEU 2010-built containership, which agreements it will assign to us, subject to the completion of this offering. We will fund the acquisition of the six vessels in our Initial Fleet with an aggregate of 5.0 million shares of our common stock, together with approximately $117.3 million in cash from the net proceeds of this offering, by fully drawing an aggregate of $130.0 million under two credit facilities, which we refer to collectively as the Credit Facilities, for which we have received commitment letters and with drawings of approximately $26.1 million under our unsecured credit facility with Paragon Shipping of up to $30.0 million. Our ability to complete the acquisition of our Initial Fleet will depend on our ability to enter into definitive documentation for each of our Credit Facilities following the completion of this offering. Mr. Michael Bodouroglou will also purchase 114,000 shares of our common stock in this offering at the initial public offering price. Following this offering, as a result of the 3,400 TEU and 5,100 TEU containership acquisitions described above, and Mr. Michael Bodouroglou’s purchase of shares in this offering, Paragon Shipping and Mr. Michael Bodouroglou will beneficially own approximately 21.3% and 11.0%, respectively, of our outstanding common stock.

We believe that despite the improvement following the downturn in global trade that began with the financial crisis in the Fall of 2008 and related developments in the seaborne transportation industry, there are significant opportunities, particularly in the container sector, to acquire vessels at relatively low prices and employ them in a manner that will provide attractive returns on capital. Asset values in the container shipping industry are currently below their 10-year historical averages and the charter market for containerships has shown improvement during 2010 and 2011 year to date. As a newly formed company, we are not burdened with legacy issues related to vessels that were purchased at values significantly above historical averages and commitments for newbuilds at costs significantly above current market values. In addition, we intend to maintain a moderate amount of leverage that we believe will provide us the financial flexibility to borrow additional capital, if needed, in the future in order to take advantage of attractive vessel acquisition opportunities. We believe that these circumstances present an opportunity for us to grow our fleet by making timely and selective acquisitions of containerships at attractive prices.

We intend to focus on containerships ranging from 1,700 TEU to 7,000 TEU as we believe this vessel size class provides attractive risk-return characteristics, but may evaluate other classes of containerships for potential vessel acquisitions as we seek to strategically diversify our fleet to serve various customers, trade routes and ports. A key element to our acquisition strategy will be to pursue vessels at attractive valuations relative to historical averages. Through the relationships of our Manager, we believe we will have ready access to additional vessel acquisition opportunities from liner companies, shipyards, distressed ship owners, financial institutions and ship brokers. In addition, we believe our Manager has a strong reputation as a reliable and cost-efficient operator, which we believe will benefit us in attracting chartering opportunities with leading liner companies, while assisting us in obtaining new credit facilities to fund the expansion of our fleet.

We expect to initially employ our Initial Fleet, and any additional vessels we acquire, on short- to medium-term time charters of one to five years, which will provide us with the benefits of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms. We intend to charter our containerships to major charterers and to expand our relationships with leading liner companies in order to diversify our portfolio of charterers from both geographical and duration perspectives.

We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. Beyond the acquisition of our Initial Fleet, we intend to finance future vessel acquisitions primarily through future equity offerings, drawings under additional credit facilities that we may enter into in the future and internally generated cash flow. We believe that maintaining a moderate amount of leverage and using equity to finance a portion of our growth will allow us to maintain a strong balance sheet and to preserve financial flexibility. In our view, this strategy is well suited to the current environment of global economic uncertainty while also maximizing returns for shareholders.

Our Initial Fleet

Our Initial Fleet will consist of the following vessels: (i) two 3,400 TEU 2010-built containerships, the Box Voyager and the Box Trader, that Paragon Shipping currently owns and operates and will sell to us at the closing of this offering; (ii) two 5,100 TEU 2007-built containerships, the CMA CGM Kingfish and the CMA CGM Marlin, that Paragon Shipping and Proplous Navigation, a company owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, have each entered into agreements with unaffiliated third parties to acquire, respectively, and will sell to us subject to the completion of this offering; and (iii) one 4,500 TEU 2006-built containership, the MSC Siena, and one 6,500 TEU 2010-built containership, the Maule, which our Manager, a company controlled by Mr. Bodouroglou, has agreed to acquire from unaffiliated third parties and will assign to us, subject to the completion of this offering. We will enter into agreements with each of Paragon Shipping and Proplous Navigation for the purchase of each of the Box Trader, Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, which will be subject to the completion of this offering.

The following table sets forth additional information about the vessels in our Initial Fleet:

Vessel	Year Built	TEU	Expected Delivery		Charterer	Daily Gross Charter Rate(3)	Remaining Time Charter Term(4)		Estimated Expiration of Charter
Box Trader	2010	3,426	May 31, 2011	(1)	CSAV Valparaiso	$20,000	15 months	(5)	August 2012

Box Voyager	2010	3,426	May 31, 2011	(1)	CSAV Valparaiso	$20,000	15 months	(5)	August 2012

CMA CGM Kingfish	2007	5,095	May 31, 2011	(1)	CMA CGM	$23,000	35 months	(5)	April 2014

CMA CGM Marlin	2007	5,095	May 31, 2011	(1)	CMA CGM	$23,000	35 months	(5)	April 2014

MSC Siena	2006	4,546	June 15, 2011		Maersk	$28,000	31 months	(6)	January 2014

Maule	2010	6,589	May 31, 2011		CSAV(2) Valparaiso	$38,000	60 months	(7)	May 2016
TEU weighted-average Fleet age/Total Fleet Capacity	2.5 years	28,177

(1)	June 30, 2011 is the cancelling date under the purchase agreement for this vessel.
(2)	The charterer has the option to purchase the vessel upon expiration of the charter, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, which is more than $20 million less than the purchase price that we will pay for the acquisition of the vessel, subject to the completion of this offering, less a 0.5% purchase commission payable to parties unaffiliated with us.
(3)	Represents the daily gross charter rate and does not reflect commissions payable by us to third party chartering brokers and Allseas aggregating 1.25% for the CMA CGM Kingfish and the CMA CGM Marlin and 2.50% for each of the other vessels in our Initial Fleet, including in each case 1.25% to Allseas.
(4)	Represents the remaining time charter term from the time of the vessel’s expected delivery to us. The average remaining duration of the charters of our Initial Fleet is 35.3 months (weighted by aggregate contracted charter hire).
(5)	The charterer has the option to increase or decrease the term of the charter by 45 days.
(6)	The charterer has the option to extend the term of the charter by additional one-year terms for four successive years at the same gross daily charter rate.
(7)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Recent Trends in the Container Sector

Container shipping is the most cost-effective means for transporting the majority of the world’s industrial and consumer products over long distances. Growth in global container trade has been driven by growth in overall world trade, increased global sourcing and manufacturing and continuing penetration of the general cargo market. Global container trade has increased every year since the introduction of long-haul containerized shipping routes in the late 1960s, with the exception of 2009. Estimated global container trade grew at a 8.2% compound annual growth rate between 2000 and 2010 fueled by the rapid growth in exports from China along with the growth in container volumes in and out of Russia and the Baltic, and out of other emerging markets such as Brazil. However, following the onset of the global economic downturn, container trade expansion slowed significantly, growing by just 6.0% in 2008 and contracting by 9.8% in 2009 for the first time in history. During 2010, demand growth was much stronger than expected, particularly on the headhaul transpacific route, with re-stocking of depleted inventories in Europe as well as in the United States particularly prevalent during the first half of 2010. Drewry Shipping Consultants Ltd., or Drewry, estimates that global container traffic increased by 13.1% in 2010.

Container Port Throughput

Source: Drewry, February 2011

One Year Container Time Charter Rates (US$/Day)

Source: Drewry, February 2011

After a slowdown in containerized trade as a result of the global economic recession in 2009, 2010 and 2011 year-to-date have seen several positive trends in container sector fundamentals:

•

Global GDP growth and increased global trading volume. Container trade growth is heavily influenced by levels of economic growth and regional/national gross domestic product and historically has been correlated with GDP growth. World GDP growth grew by 4.9% in 2010, compared with earlier predictions for the year of just 3.1%. In addition to general economic conditions, increases in world trade and continued increases in global sourcing and manufacturing continue to drive container volumes as manufacturing continues to move away from traditionally high-cost production areas to lower-cost production areas such as China and other developing economies. These trends have historically caused container volumes to grow at a multiple of world GDP growth.

•	Improving financial profile of liner shipping companies. Liner shipping companies, which operate container shipping services and own containerships, are the primary customers of containership companies. The global economic slowdown and first-ever decline in container shipping volume resulted in significant financial losses for liner companies in 2009. However, as liner companies have adjusted business capacity appropriately and global container demand has increased, many of these companies have returned to financial profitability with many reporting record annual profits in 2010.

•

Containership order book has contracted. Between 2006 and 2008 the containership orderbook built up rapidly as high charter rates encouraged high levels of new ordering. However, the combination of deliveries, delays and cancellations combined with virtually no new orders in 2009, has resulted in the orderbook, in terms of aggregate TEU capacity, declining to 27.0% of the existing fleet, as of February 28, 2011, a decline of almost 50% in the total capacity of the orderbook from its peak in 2008. In addition, many vessels ordered at the top of the market are experiencing financing problems as a result of the reduced charter markets, declines in asset values and limited availability of bank financing.

Our Key Strengths

We believe that the experience of our management team and the following attributes of our organization will enhance our ability to compete in the container shipping industry:

Experienced management team. Our Chairman, President and Chief Executive Officer, has more than 30 years of experience in the international shipping industry and our Chief Financial Officer has more than 15 years experience in the shipping and finance industries. Mr. Bodouroglou, Chairman, President and Chief Executive Officer, while at Allseas, Paragon Shipping and Eurocarriers S.A., or Eurocarriers, has managed in excess of 50 vessels. We believe the strong relationships members of our management team have developed with shipping industry participants, including chartering brokers, shipbuilders and financial institutions, will provide us with vessel acquisition and employment opportunities in the containership sector as well the ability to access financing to grow our Company.

Young fleet acquired at an opportune time. Our Initial Fleet will consist of six containerships with a TEU weighted-average age of 2.5 years, and while we cannot assure you we will be able to do so, we aim to grow our fleet further through timely and selective acquisitions of young, secondhand containerships, which we consider to be not more than ten years of age. We believe that owning and operating a young fleet incorporating advanced technical specifications that are attractive to charterers, reduces operating costs and allows our fleet to be more reliable, which improves utilization. In addition, we believe that the acquisition of our fleet at attractive prices at an advantageous point in the shipping market cycle will allow us to achieve attractive returns as the containership charter market continues to improve.

Financial flexibility to pursue growth opportunities. As a recently formed company, we do not have a legacy fleet of highly leveraged vessels, which we believe will position us to grow our fleet by pursuing selective vessel acquisitions. Upon the consummation of this offering, we will have an Initial Fleet of six vessels, four of which will secure the Credit Facilities and two of which will be unencumbered and be available to secure future credit facilities we will seek to enter into to further expand our fleet. In addition, upon the completion of this offering, we will enter into an unsecured credit facility of up to $30.0 million with Paragon Shipping, of which we will draw down $26.1 million to partially fund the acquisition of our Initial Fleet and expect to draw most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities as of June 30, 2011.

Cost-competitive, efficient operations. Allseas, which we believe has established a reputation as an experienced and dependable vessel operator, will provide the commercial and technical management of our fleet. We believe that Allseas, due to its management of operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members, will be able to do so at a cost that would be lower than what could be achieved by performing these functions in-house and that Allseas’ rates are competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. Allseas currently provides commercial and technical vessel management services to NYSE-listed Paragon Shipping, our parent company prior to the completion of this offering.

Business Strategies

As a newly formed company, we are not burdened with legacy issues that are currently impacting other container shipping companies, such as the purchase of vessels at prices significantly above historical averages, commitments for newbuilds at costs significantly above current market values and long-term charters contracted at rates below current market levels. In addition, we intend to maintain a moderate amount of leverage that we believe will provide us the financial flexibility to borrow additional capital, if needed, in the future in order to take advantage of attractive vessel acquisition opportunities. Our strategy is to invest in vessels at favorable levels and to employ our fleet in a manner that produces consistent cash flow, which, in turn, funds attractive and sustainable dividends to our shareholders. Key elements of our business strategy include:

Invest in vessels at an attractive point in the container shipping cycle. We intend to expand our fleet beyond the six containerships comprising our Initial Fleet. As a recently formed company without a legacy fleet of highly leveraged vessels and two unencumbered vessels in our Initial Fleet, we believe we are well-positioned to take advantage of the significant opportunities created by the recent global economic slowdown and developments in the container shipping sector as vessel prices are currently below their 10-year historical averages and charter rates, while showing improvement in 2010 and 2011 year to date, continue to remain at levels well below their long-term averages.

Operate a young, high-quality fleet. The TEU weighted-average age of our Initial Fleet will be 2.5 years, while the average age of the world containership fleet was approximately 10 years as of February 28, 2011. The smaller class sizes of the worldwide containership fleet have a higher proportion of aging tonnage: the majority of containerships 25 years or older have carrying capacities below 4,000 TEUs. We intend to operate a young, high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements.

Strategically employ our vessels in order to maximize the opportunities in the chartering market. We plan to initially employ our Initial Fleet, and any additional vessels we acquire, on short- to medium-term time charters of one to five years with staggered maturities which will provide us with the benefits of stable cash flows and high utilization rates, while preserving the flexibility to capitalize on potentially rising rates by entering into longer-term period charters alongside any increase in containership charter rates toward their historical averages when the current time charters expire. We intend to charter our vessels to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

Diversify our fleet to serve various trade routes and ports. We intend to focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU as we believe vessels of these sizes provide attractive risk-return characteristics, but may evaluate other classes of containerships for potential acquisitions as we seek to strategically diversify our fleet to serve a variety of customers, trade routes and ports. In evaluating vessel purchases, we plan to acquire young, secondhand vessels that were constructed to stringent technical specifications that meet all the class society requirements, with speed and consumption characteristics that are attractive to the liner companies and that we believe will provide an attractive return on equity.

Maintain a strong balance sheet with moderate leverage. As a recently formed company, we do not have a legacy fleet of highly leveraged vessels. We believe that maintaining a moderate amount of leverage will preserve financial flexibility and allow us to make opportunistic acquisitions consistent with our growth strategy. We expect to finance future vessel acquisitions beyond our Initial Fleet through a combination of future equity offerings, drawings under additional credit facilities that we may enter into in the future and internally generated cash flow. In our view, this strategy is well suited to the current environment of continuing global economic uncertainty.

Return substantially all of our operating cash flow to shareholders through quarterly dividends. We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine.

Our Dividend Policy

We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. As such we expect to pay quarterly dividends to shareholders in February, May, August, and November of each year, beginning in August 2011.

Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. We cannot assure you that we will be able to pay regular quarterly dividends in the amounts stated above or elsewhere in this prospectus, and our ability to pay dividends will be subject to the restrictions in our credit facilities and the provisions of Marshall Islands law as well as the other limitations set forth in the sections of this prospectus entitled “Dividend Policy and Restrictions on Dividends” and “Risk Factors.”

Our Arrangements with Paragon Shipping, Proplous Navigation and Allseas

Acquisition of our Initial Fleet

At the closing of this offering, Paragon Shipping will sell to us two 3,400 TEU 2010-built containerships that it currently owns and operates in consideration for 2,266,600 shares of our common stock and approximately $69.2 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities for which we have received commitment letters. We will also acquire certain inventory on board the vessels upon their delivery to us, which had an aggregate value as of December 31, 2010 of approximately $0.3 million. In addition, Paragon Shipping and Proplous Navigation, a company owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, have each agreed to acquire from unaffiliated third parties one 5,100 TEU 2007-built containership, the CMA CGM Kingfish and one 5,100 TEU 2007-built containership, the CMA CGM Marlin, respectively, that they will sell to us subject to the closing of this offering. We will fund the acquisition of the CMA CGM Kingfish with 1,170,900 shares of our common stock and approximately $35.8 million in cash from the net proceeds of this offering. We will fund the acquisition of the CMA CGM Marlin with 1,562,500 shares of our common stock, issuable to Proplous Navigation, which expects to nominate Neige International, a company controlled by Mr. Bodouroglou, to receive the shares, and approximately $29.5 million in cash from the net proceeds of this offering. The cash consideration payable for the acquisition of the CMA CGM Kingfish and the CMA CGM Marlin, respectively, includes amounts payable to each of Paragon Shipping and Proplous Navigation for the reimbursement of a purchase commission paid to Allseas, financing expenses, warehousing costs and other direct expenses of Paragon Shipping and Proplous Navigation, respectively.

Furthermore, our Manager has agreed to acquire from unaffiliated third parties one 4,500 TEU 2006-built containership, the MSC Siena, and one 6,500 TEU 2010-built containership, the Maule, for a purchase price of $59.6 million and $79.3 million, respectively, which purchase agreements it will assign to us, subject to the completion of this offering. The purchase prices of the MSC Siena and the Maule are inclusive of a 1.0% commission payable to our Manager. We will fund the acquisition of these vessels with a portion of the net proceeds from this offering, borrowings under the Credit Facilities for which we have received commitment letters and amounts drawn under our unsecured credit facility with Paragon Shipping. We have granted the charterer of the Maule an option to purchase the vessel from us upon expiration of the charter, which will fall in May 2016, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us.

At the closing of this offering, Paragon Shipping will surrender to us all shares of our capital stock that it currently holds. We are currently a wholly-owned subsidiary of Paragon Shipping and, upon the closing of this offering and the completion of the transactions described above, Paragon Shipping and Mr. Bodouroglou will beneficially own approximately 21.3% and 11.0% of our outstanding common stock, respectively.

Service Agreements with Allseas

Allseas, which is controlled by our Chairman, President and Chief Executive Officer, as our Manager, will be responsible for the technical and commercial management of the vessels in our Initial Fleet pursuant to the long-term management agreements we will enter into upon the closing of this offering and the delivery of the respective vessels to us. These management agreements will have initial terms of approximately five years for each of the containerships in our Initial Fleet and will automatically renew for successive five-year terms unless either party provides 90 days advance notice of termination. In addition, Allseas will provide us with certain administrative and corporate services under a separate administrative services agreement at cost, which we anticipate will be between $25,000 and $40,000 per annum, and with the services of our executive officers, who will report directly to our board of directors, under a separate executive services agreement, for which we will reimburse Allseas an amount we estimate to initially be between $1.7 million and $1.8 million per annum.

Under the management agreements, we will pay Allseas a technical management fee of €620 per vessel per day, which is subject to adjustment annually based on the official Eurozone inflation rate, or approximately $849 per vessel per day based on an exchange rate of $1.37:€1.00, the average U.S. dollar/Euro exchange rate for the first quarter of 2011 according to Bloomberg, and a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. We will also pay Allseas a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the four vessels in our Initial Fleet that are being acquired from affiliated companies, plus a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery. Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Non-competition Agreement

We will enter into agreements with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that will provide that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us the option to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our option to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time.

The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

Unsecured Credit Facility with Paragon Shipping

Upon the completion of this offering, we will enter into an unsecured credit facility with Paragon Shipping of up to $30.0 million, of which we will draw down $26.1 million to partially fund the acquisition of our Initial Fleet and expect to draw most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities as of June 30, 2011. This facility will bear interest at LIBOR plus 4.0% and amounts drawn will be repayable in full by the second anniversary of the closing of this offering.

For further details about these and our arrangements with Paragon Shipping, Proplous Navigation and Allseas, please see the sections of this prospectus entitled “Certain Relationships and Related-Party Transactions” and “Our Manager and Management Agreements—Management Agreements.”

Corporate Structure

Box Ships Inc. is a company organized under the laws of the Republic of the Marshall Islands that is currently a wholly-owned subsidiary of Paragon Shipping. The address of our principal executive offices is 15 Karamanli Avenue, 16673, Voula, Greece. Our telephone number at that address is +30 (210) 891-4600. After the completion of this offering, we will maintain a website at www.box-ships.com. Information contained on our website does not constitute part of this prospectus.

Upon the closing of this offering and the completion of the transactions described above, Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, will beneficially own approximately 21.3% and 11.0% of our outstanding common stock, respectively.

We will own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands and the Republic of Liberia.

Certain Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, the highly cyclical container shipping industry; charter values; changing economic, political and governmental conditions affecting our industry and business; applicable laws and regulations; risks related to our recently-formed company and its subsidiaries; our fleet’s limited performance record, operating history and financial information; full performance by counterparties; acquisitions and dispositions; operating expenses; our capital expenditures; taxes; customer relationships; liquidity; financing; and management.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to carefully consider the risk factors set forth below and in the section of this prospectus entitled “Risk Factors” beginning on page 13.

If we cannot complete the purchase of our Initial Fleet, we may use the proceeds of this offering and our Credit Facilities we intend to enter into in ways with which you may not agree. If the third party sellers of the vessels in our Initial Fleet fail to deliver the vessels to us, Paragon Shipping or Proplous Navigation, as agreed, or if we, Paragon Shipping or Proplous Navigation are otherwise unable to acquire these vessels, our management will have discretion to apply the proceeds of this offering or the Credit Facilities that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. In addition, if we are unable to enter into definitive documentation for the Credit Facilities for which we have received commitment letters, we will likely be unable to complete the acquisition of the vessels in our Initial Fleet. We will not escrow the proceeds from this offering and will not return the proceeds of this offering to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels and generate sufficient revenue to pay dividends.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk. The decline in global trade due to the economic slowdown has resulted in a decline in cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, with only marginal improvement in 2010 and 2011 year-to-date, adversely affecting their profitability. The financial challenges faced by liner companies has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably. An over-supply of containership capacity, including due to the large orderbook for newbuilding containerships, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

We are dependent on Allseas for the commercial and technical management of our fleet, and the failure of Allseas to satisfactorily perform its services may adversely affect our business. As we expect to subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas’ services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements that we may enter into in the future could cause us to suffer losses or otherwise adversely affect our business. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control. If we are unable to take delivery of a contracted vessel, including due to the failure of the seller of a vessel to deliver a vessel to us as agreed or to otherwise meet its obligations, or if our future customers fail to pay charter hire or attempt to renegotiate charter rates, including due to depressed market conditions, it could materially and adversely affect our business, financial condition, results of operations and cash flow.

We may be unable to pay dividends. Our initial policy is to declare quarterly dividends to shareholders in February, May, August and November, beginning in August 2011, of substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board of directors may from time to time determine. The amount of cash available for distribution, if any, will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter and will depend upon our capital expenditures, our debt service requirements, restrictions on distributions contained in the Credit Facilities for which we have received commitment letters and future financing agreements, fluctuations in our working capital needs and the level of cash reserves established by our board of directors.

The Offering

Common Stock offered	11,000,000 shares.

12,650,000 shares if the underwriters exercise their over-allotment option in full.

Common Stock to be issued in connection with the vessel sales by Paragon Shipping and Proplous Navigation	5,000,000 shares, consisting of:
3,437,500 shares to Paragon Shipping, together with $105.0 million from the net proceeds of this offering and amounts drawn under the Credit Facilities in consideration for the acquisition of the two 3,400 TEU 2010-built containerships, the Box Trader and the Box Voyager, and one 5,100 TEU 2007-built containership, the CMA CGM Kingfish.

1,562,500 shares to Proplous Navigation, which expects to nominate Neige International, a company controlled by Mr. Bodouroglou, to receive the shares, together with $29.5 million from the net proceeds of this offering, in consideration for the acquisition of one 5,100 TEU 2007-built containership, the CMA CGM Marlin, from Proplous Navigation, a company owned by Mr. Michael Bodouroglou.

Common Stock outstanding immediately after this offering and the vessel sales by Paragon Shipping and Proplous Navigation(1)	16,113,000 shares.
17,763,000 shares if the underwriters exercise their over-allotment option in full.

Use of proceeds	We estimate we will receive $121.7 million in net proceeds from this offering after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, including expenses advanced by Paragon Shipping and reimbursed by us, which we intend to use to partially fund the acquisition of our Initial Fleet as well as for working capital purposes. Prior to the use of the net proceeds of this offering as described above, we intend to invest such net proceeds in short-term fixed deposits.

Cash dividends	We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. As such we expect to pay quarterly dividends to shareholders in February, May, August, and November of each year, beginning in August 2011. Declaration and payment of dividends is at the sole discretion of our board of directors, and there can be no assurance that we will not reduce or eliminate our dividend.

Tax considerations	We believe that under current U.S. federal income tax law, some portion of the distributions you receive from us will constitute dividends, and if you are an individual citizen or resident of the United States or a U.S. estate or trust and meet certain holding period requirements, then such dividends are expected to be taxable as “qualified dividend income” subject to a maximum 15% U.S. federal income tax rate (currently through 2012). Distributions that are not treated as dividends will be treated first as a non-taxable return of capital to the extent of your tax basis in your shares of common stock and thereafter as capital gain.

NYSE listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TEU.”

Risk factors	Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 13.

(1)	Includes an aggregate of 113,000 restricted shares to be issued as incentive compensation to certain of our officers and directors and employees of our Manager under our 2011 Equity Incentive Plan in connection with this offering. A total of 1,000,000 shares are authorized for issuance under the 2011 Equity Incentive Plan.

Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $90.00 per unit, subject to specified adjustments.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included in this prospectus, when evaluating an investment in our common stock. Some of the following risks relate principally to us and our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock.

If any of the following risks actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. In that case, we might not be able to pay dividends on shares of our common stock, the trading price of our common stock could decline, and you could lose all or part of your investment.

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact our ability to commence operations.

Our growth will generally depend on continued growth in world and regional demand for container shipping services, and the recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Rates fell significantly to below the late 2001 ten-year lows. According to Drewry, in 2010 and 2011 containership charter rates have improved but remain well below long-term averages, and that improvement may not be sustainable and charter rates could decline again. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are slow-steaming to conserve fuel;

•	the number of containerships that are out of service; and

•	port congestion and canal closures.

Our ability to employ any containerships that we acquire will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of sustained depression, we may be unable to operate our vessels profitably.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, with only marginal improvement in 2010 and 2011 year-to-date, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

We will be dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

The two 2010-built 3,400 TEU containerships we will acquire, subject to the completion of this offering, are each employed on time charters to CSAV Valparaiso expiring in 2012 and the two 2007-built 5,100 TEU containerships that we will acquire, subject to the completion of this offering, will each be employed on time charters to CMA CGM expiring in 2014. In addition, the MSC Siena, a 4,500 TEU 2006-built containership we will acquire, subject to the completion of this offering, is currently employed on a time charter with Maersk expiring in 2014 and the Maule, a 6,500 TEU 2010-built containership we will acquire, subject to the completion of this offering, will be employed on a time charter with CSAV Valparaiso expiring in 2016.

With any improvement in the charter market, we will seek to charter a greater portion of our containerships pursuant to medium- and long-term fixed-rate time charters with leading liner companies, and we may remain dependent upon a limited number of liner operators. Some liner companies, including our charterers, have publicly acknowledged the financial difficulties facing them, reported substantial losses in 2009 and announced efforts to obtain third-party aid and restructure their obligations, including under charter contracts. In addition, in recent years there have been significant examples of consolidation in the container shipping industry; at present, there are over 200 liner companies, but according to Drewry, the top 10 and top 20 companies, including subsidiaries, accounted for approximately 54% and 73.2% of global liner capacity, respectively, as of February 2011. Financial difficulties in the industry may accelerate the trend towards consolidation. The cessation of business with these liner companies or their failure to fulfill their obligations under the charters for our containerships could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

While the size of the containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 3.72 million TEU were on order, representing 27.0% of the total fleet capacity as of February 28, 2011, according to Drewry. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates. If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

If economic conditions throughout the world do not improve, it will impede our ability to establish our operations and implement our growth successfully.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have been in a recession and continue to exhibit weak economic trends. The credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our ability to establish our operations and implement our growth successfully.

Continued economic turmoil in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China’s GDP increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% for the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our ability to establish our operations and implement our growth successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our containerships may be deployed on routes involving containerized trade in and out of emerging markets, and our charterers’ container shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities as they arise.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, reduce container volumes to and from areas of Japan, including Tokyo, which could result in reductions in prevailing charter rates.

The March 2011 earthquake in Japan and resulting tsunami have caused several nuclear power plants located in Japan to fail and emit radiation and possibly could result in meltdowns that could have catastrophic effects. Although the full effect of these disasters, both on the Japanese and global economies, is not currently known, a number of liner companies have restricted vessels from calling on ports in Tokyo and Northern Japan. In addition, authorities in other countries, including China and the United States, have begun screening containerships that have visited Japan or nearby waters for nuclear radiation, causing delays and reduced attractiveness of any contaminated vessels for subsequent employment. These disasters will for some period of time result in reduced container volumes to and from Japan, which has the world’s third largest economy, and could potentially result in reduced charter rates. In addition, there can be no assurances that our vessels trading in the Pacific will not be impacted by the possible effects of spreading radiation.

Vessel values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse affect on us.

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we will have following this offering. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after

September 11, 2001 and as a result of a recent increase in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Fuel, or bunker prices, may adversely affect profits.

While we generally will not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our ability to attract customers and therefore have an adverse impact on our ability to operate our vessels profitably.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of any containerships that we will acquire. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the cost of compliance with any new regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial or we may face substantial taxes on bunkers. Additionally, we cannot predict the costs of compliance with any new laws or regulations that may be adopted by the United States as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

In addition, we will be required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements could be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on the ability of our Manager and us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we will require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Labor interruptions could disrupt our business.

We expect that our vessels will be manned by masters, officers and crews that will be employed by our vessel-owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our financial condition, results of operations and cash flows.

The vessels we plan to acquire may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

The vessels we plan to acquire and their cargoes will be at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	business interruptions caused by mechanical failures;

•	grounding;

•	fire;

•	explosions and collisions;

•	human error;

•	war;

•	terrorism;

•	piracy and other circumstances or events.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Iraq and Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents increased significantly, and continued at a relatively high level during 2009, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million, and was released in January 2009 upon a ransom payment of $3.0 million. In April 2009, the Maersk Alabama, a 17,000-ton containership not affiliated with us, was seized by Somali pirates. The ship was later released. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against the vessels we plan to acquire, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we intend to comply with all applicable sanctions and embargo laws and regulations, there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, not to invest, in our company. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize the vessels we plan to acquire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Maritime claimants could arrest the vessels we plan to acquire, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in the fleet we plan to acquire for claims relating to another of our ships.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

Company Specific Risk Factors

If we cannot complete the purchase of our Initial Fleet, we may use the proceeds of this offering and the Credit Facilities we intend to enter into in ways with which you may not agree.

If the third party sellers of the vessels in our Initial Fleet fail to deliver the vessels to us, Paragon Shipping or Proplous Navigation, as agreed, or if we, Paragon Shipping or Proplous Navigation are otherwise unable to acquire these vessels, our management will have discretion to apply the proceeds of this offering or the Credit Facilities that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. In particular, certain events may arise which could result in us, Paragon Shipping or Proplous Navigation not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to its delivery. In addition, if we are unable to enter into definitive documentation for the Credit Facilities for which we have received commitment letters, we will likely be unable to complete the acquisition of our Initial Fleet. We will not escrow the proceeds from this offering and will not return the proceeds of this offering to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels and generate sufficient revenue to pay dividends. During this period, the portion of the proceeds of this offering originally planned for the acquisition of the vessels in our Initial Fleet will be invested on a short-term basis and, therefore, may not yield returns comparable to those the vessels in our Initial Fleet might have earned.

We cannot assure you that we will enter into the Credit Facilities or, that if we do so, that we will be able to borrow all or any of the amounts committed thereunder.

We have received commitment letters for the Credit Facilities, which have an aggregate principal amount of up to $130.0 million; however, we do not expect to enter into definitive documentation for the Credit Facilities prior to the closing of this offering. The commitments to enter into the Credit Facilities are subject to customary closing conditions and the successful completion of this offering. Accordingly, we cannot assure you that we will be successful in entering into the Credit Facilities. In addition, even if we enter into the Credit Facilities, borrowings under such facilities will be subject to certain customary conditions, financial covenants and undertakings to be specified in the definitive documentation for these agreements. We cannot assure you that we will be able to satisfy such conditions or be able to borrow all or any of the amounts committed under the Credit Facilities. If we do not enter into definitive documentation for the Credit Facilities or are unable to borrow the amounts committed thereunder, we will likely be unable to complete the acquisition of our Initial Fleet, and our ability to execute our growth strategy may be materially adversely affected.

We may not be able to secure adequate financing to acquire additional vessels beyond our Initial Fleet or identify such additional vessels, which may adversely affect our business.

Upon consummation of this offering, we will have limited cash resources. We have received commitment letters for the Credit Facilities for loans with an aggregate principal amount of up to $130.0 million, which we will draw down in full to partially fund the acquisition of our Initial Fleet. In addition, upon completion of this offering, we will enter into an unsecured credit facility of up to $30.0 million with Paragon Shipping, of which we will draw down $26.1 million to partially fund the acquisition of our Initial Fleet and expect to draw most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities as of June 30, 2011. We will have no other borrowing capacity upon consummation of this offering, and we cannot assure you that we will be successful in entering into any other financing arrangement. In addition, if the market value of the two unencumbered vessels in our Initial Fleet declines, we may be unable to use those vessels as collateral to secure future credit facilities. In addition, we may not be able to identify additional vessels beyond our Initial Fleet for acquisition at attractive prices or at all. To the extent we are unable to identify suitable vessels for acquisition, we may not be able to acquire additional vessels beyond our Initial Fleet, which result could adversely affect our business.

We may be unable to locate suitable vessels which would adversely affect our ability to operate our business.

Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.

One of the containerships in our Initial Fleet, the Maule, is subject to a purchase option held by its charterer, which, if exercised, could reduce the size of our containership fleet and result in the loss of a substantial portion of our future revenues.

The charter with respect to the Maule includes an option for its charterer, CSAV Valparaiso, to purchase such vessel upon the expiration of the charter, which will fall in May 2016, provided that the option is exercised at least six months prior to the expiration of the term of the charter at a price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us, which is more than $20 million less than the purchase price that we will pay for the acquisition of the vessel, subject to the completion of this offering. If CSAV Valparaiso were to exercise this option with respect to the Maule, the size of our fleet would be reduced. As a result of the periodic scarcity of secondhand containerships available for acquisition and the length of time required prior to delivery of newbuildings, we may be unable to replace the Maule with a comparable vessel, or any other vessel, quickly or, if containership values are higher than the option exercise price as currently anticipated, at a cost equal to the option exercise price paid by CSAV Valparaiso. As a result, if this purchase option were to be exercised, the expected size of our fleet would be reduced and our anticipated revenues would be reduced.

We are a recently organized corporation with no operating history and accordingly you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a recently organized corporation with no operating results to date and will have no assets prior to the closing of this offering and we expect to take delivery of the vessels in our Initial Fleet at the closing of this offering, as described in more detail elsewhere in this prospectus. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to acquire or make investments, including but not limited to acquisitions of containerships. We will not generate any operating revenues until after the purchase and charter of a containership or the sale of one or more containerships to us by Paragon Shipping, Proplous Navigation, or one of the unaffiliated third party sellers, which has entered into contracts with our Manager and which our Manager will assign to us, for the purchase of the MSC Siena and the Maule, at the earliest.

We are a recently organized corporation and Paragon Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

Upon completion of this offering and the acquisition of our Initial Fleet, Paragon Shipping will own approximately 21.3% of our outstanding shares of common stock. However, Paragon Shipping will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Paragon Shipping, or its affiliates, should you seek to enforce a claim against us.

Our Manager has limited experience with respect to the containership sector and there is no assurance that we will be able to successfully address the variety of vessel management risks in the containership sector or develop and maintain commercial relationships with leading liner companies, which could adversely affect our containership business and results of operations.

Our business strategy relies to a significant extent on our ability to successfully operate containerships, which include unique risks involving, among other things, the speeds at which containerships travel in order to move cargoes around the world quickly and minimize delivery delays, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. In addition, we will be required to access attractive chartering opportunities by developing and maintaining relationships with established container liner companies. Our ability to establish containership industry relationships and a reputation for customer service and safety, as well as to acquire and renew charters with leading liner companies, will depend on a number of factors, including our ability to crew our vessels with experienced containership crews and the ability to manage such risks. We believe that maintaining a modern and technologically advanced fleet, capitalizing on our Manager’s experience in the commercial management of vessels and Paragon Shipping’s reputation as an owner with high safety and operating standards, as well as on our senior management’s experience in the shipping industry, will be important factors in acquiring and retaining major container liner company charterers. However, given our lack of operating history and our Manager’s limited experience with respect to the containership industry, there is no assurance that we will be able to successfully operate containerships or to develop and maintain the commercial relationships or to replace them in the event any of these relationships are terminated, which would adversely affect our business prospects and profitability.

We may not be able to establish our operations or implement our growth effectively.

Our business plan is to identify and acquire suitable containerships at favorable prices and to employ our vessels on short- to medium-term time charters of one to five years with staggered maturities. Our business plan will therefore depend upon our ability to acquire containerships in addition to our Initial Fleet, successfully employ our vessels and charter our vessels in the future at favorable rates.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than do we, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as cost-savings or cash flow enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Moreover, we plan to finance potential future expansions of our fleet through equity financing, which we expect will mainly consist of issuances of additional shares of our common stock, or with amounts drawn under credit facilities we may enter into in the future. If we are unable to complete equity issuances at prices that we deem acceptable, our cash on hand is insufficient, or we cannot enter into future credit facilities on favorable terms, we may need to revise our growth plan or consider alternative forms of financing.

If we cannot successfully employ any vessels we may acquire in the future, in addition to our Initial Fleet, we may incur net losses.

Our business plan is to identify and acquire suitable vessels, in addition to our Initial Fleet, at favorable prices and, as market conditions warrant, employ such vessels on short- to medium-term time charters ranging from one to five years with staggered maturities. Under the terms of our $30 million credit facility with UniCredit Bank AG, however, we will be required to obtain the consent of such lender to charter one of the vessels in our Initial Fleet, the MSC Siena, under a charter of more than 12 months following the completion of that vessel’s current charter in January 2014, or any extensions thereof pursuant to the charterer’s four successive one-year option periods. In addition, given the current depressed conditions of the containership market, it is possible that we may acquire a vessel without having a chartering agreement in place or without having a profitable charter in place for such vessel, and we may not find a suitable employment for a substantial period of time after taking delivery of such vessel. We would still be incurring costs related to administrative costs, vessel maintenance and general business expenses, but would be generating no income or income below our operating costs. If we are unable to obtain suitable employment for any vessels that we may acquire in accordance with our business strategy while incurring operating expenses, our business would be adversely affected.

Paragon Shipping and its affiliates may claim business opportunities that would benefit us.

Upon the closing of this offering, Paragon Shipping will be contractually prohibited from competing with us in the international containership industry. Simultaneously with the closing of this offering, we will enter into an agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that will provide that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

For example, although we have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us the option to acquire two newbuilding containerships for which Paragon Shipping has entered into construction contracts, if we do not exercise our option to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement described above, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities. We may exercise our option to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us.

In addition, notwithstanding our non-competition agreement with Paragon Shipping, Paragon Shipping may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growing our fleet through the acquisition of secondhand vessels. While we will typically inspect secondhand vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. These repairs may require us to put a vessel in drydock, which would reduce our fleet utilization. In addition, when purchasing secondhand vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may acquire newbuilding vessels in the future, and any delay in the delivery of vessels under contract could have a material adverse effect on us.

As we grow our fleet in the future, we may acquire newbuildings. The completion and delivery of newbuildings could be delayed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to finance the constructions of the vessels; or

•	an inability to obtain requisite permits or approvals.

If the seller of any newbuilding vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our growth strategy, business, prospects, financial condition, liquidity and results of operations.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or charter agreements that we may enter into in the future could cause us to suffer losses or otherwise adversely affect our business.

We intend to initially employ our Initial Fleet, and any additional vessels we acquire, on short- to-medium term time charters ranging from one to five years with staggered maturities. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the container shipping industry and the overall financial condition of the counterparties. If we are unable to take delivery of a contracted vessel, including due to the failure of the seller of a vessel to deliver a vessel to us as agreed or to otherwise meet its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our future customers may fail to pay charter hire or attempt to renegotiate charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, our ability to pay dividends, if any, in the future, and our compliance with covenants in the Credit Facilities for which we have received commitment letters or any other credit facilities we may enter into in the future, which may require the maintenance of minimum charter rate levels.

Our growth in the future depends on our ability to successfully charter the vessels we plan to acquire, for which we will face substantial competition.

Our business strategy is to initially employ the vessels in our Initial Fleet, and any additional vessels we acquire, on short- to-medium medium term time charters ranging from one to five years with staggered maturities. The process of obtaining new medium-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have more experience in the containership sector than we have and significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to establish our operations and implement our growth successfully.

Furthermore, if our vessels become available for employment under new time charters during periods when charter rates are at depressed levels, we may have to employ our containerships at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our containerships profitably to allow us to implement our growth strategy successfully, pay dividends or repay our debt.

Increased competition in technological innovation could reduce the demand for our vessels and our ability to successfully implement our business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than the vessels we plan to acquire, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for the vessels we plan to acquire or our ability to charter our vessels at all.

Our executive officers and the officers of our Manager will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and the officers of our Manager will be involved in other Paragon Shipping business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully. The actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our executive officers and directors and our Manager have conflicts of interest and limited duties, which may permit them to favor interests of Paragon Shipping or its affiliates above our interests and those of holders of our common stock.

Conflicts of interest may arise between Paragon Shipping, our Manager, and its affiliates, on the one hand, and us and our shareholders, on the other hand. These conflicts include, among others, the following situations:

•

Our Chairman, President and Chief Executive Officer and Chief Financial Officer also serve as officers or directors of Paragon Shipping. In addition, our Chairman, President and Chief Executive Officer is the beneficial owner of all of the capital stock of Allseas. Therefore, these individuals may favor the interests of Paragon Shipping, Allseas or their affiliates and may not provide us with business opportunities that would benefit us.

•

Our Manager will advise our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders.

•	Our executive officers and those of our Manager will not spend all of their time on matters related to our business.

•	Our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

As a result of these conflicts, our Manager may favor its own interests, the interests of Paragon Shipping and the interests of its affiliates over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Paragon Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President and Chief Executive Officer and our Chief Financial Officer also serve as executive officers and/or directors of Paragon Shipping. As a result, these individuals have fiduciary duties to manage the business of Paragon Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Paragon Shipping and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Paragon Shipping or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the international containership industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. However, simultaneously with the closing of this offering, we will enter into a non-competition agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that will provide that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

We are dependent on Allseas for the commercial and technical management of our fleet, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

Prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide us with the services of our executive officers, who shall report directly to our board of directors. As we expect to subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas’ services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, we expect that we will need to seek approval from our lenders to change our commercial and technical manager.

Since Allseas is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential problems that might affect Allseas that could have a material adverse effect on us.

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas’ financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our Chairman, President and Chief Executive Officer has affiliations with Allseas which may create conflicts of interest.

Our Chairman, President and Chief Executive Officer is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou. Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Allseas currently provides management services to vessels in Paragon Shipping’s fleet and will provide such services to vessels in our fleet, and entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with our vessels in the future. Upon the closing of this offering, we will enter in an agreement with Mr. Bodouroglou, among others, that will prohibit him or entities affiliated with him, including Paragon Shipping, from acquiring or chartering container vessels without our prior written consent, and we will agree not to acquire or charter drybulk vessels without the prior consent of Mr. Bodouroglou, entities controlled by him or Paragon Shipping. To the extent that we believe it is in our interest to grant such consent and Mr. Bodouroglou, entities controlled by him or Paragon Shipping acquires containerships, such vessels may compete with our fleet. Allseas will not be a party to the non-competition agreement described above and may manage fleets of containerships other than ours. These conflicts of interest may have an adverse effect on our results of operations.

Our ability to obtain additional debt financing in the future may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels in the future or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide us with the services of our executive officers, who shall report directly to our board of directors. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We will be insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations will provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for our fleet. We plan to insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We also will maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We will be subject to funding calls by our protection and indemnity associations, and our associations may not have enough resources to cover claims made against them.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations. P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association. Claims submitted to the association may include those incurred by members of the association, as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We expect to generate substantially all of our revenues in U.S. dollars and to incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.

We expect to generate a majority of our revenues in U.S. dollars and to incur a portion of our expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flows from operations. Further declines in the value of the U.S. dollar could also lead to higher expenses payable by us.

We may have to pay tax on United States source shipping income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a corporation that owns or charters vessels, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

In the opinion of our U.S. legal counsel, Seward & Kissel LLP, we and our subsidiaries should qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of us or any of our subsidiaries.

If we or our subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for such year to an effective 2% United States federal income tax on the shipping income they derive during the year which is attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would decrease our earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. In the opinion of our U.S. legal counsel, Seward & Kissel LLP, income we derive or are deemed to have derived from time or voyage chartering activities (whether directly or through participation in a pool) should not constitute “passive income,” and any assets that we may own and operate in connection with the production of that income should not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

If we are treated as a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under “Tax Considerations”), such U.S. holders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our units, common stock or warrants, as the case may be, as if the excess distribution or gain had been recognized ratably over such U.S. holder’s holding period for such common stock, as the case may be, and may be subject to certain information reporting obligations. Please see the section of this prospectus entitled “Tax Considerations – United States Federal Income Tax Considerations – United States Federal Income Taxation of U.S. Holders – PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may be unable to pay dividends.

Our initial policy is to declare quarterly dividends to shareholders in February, May, August, and November, beginning in August 2011 of substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board of directors may from time to time determine. The amount of cash available for distribution will principally depend upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing of, and number of days required for, drydocking of our vessels;

•	delays in the delivery of any vessels we agree to acquire in the future;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash available for distribution also will depend upon other factors, such as:

•	the level of capital expenditures we make, including for maintaining the vessels in our Initial Fleet and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on distributions contained in the Credit Facilities for which we have received commitment letters and future financing agreements;

•	fluctuations in our working capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

Our dividend policy may be affected by restrictions on distributions under the Credit Facilities or other credit facilities we may enter into in the future which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the Credit Facilities or other credit facilities we may enter into in the future, or if we are otherwise in default under the Credit Facilities or these other credit facilities, we would be prohibited from making cash distributions to you, notwithstanding our stated cash dividend policy. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board directors and compliance with the laws of the Republic of the Marshall Islands. Please see the section of this prospectus supplement entitled “Our Dividend Policy and Restrictions on Dividends” for more details.

Our ability to grow and satisfy our financial needs may be adversely affected by our dividend policy.

Under our dividend policy, we intend to pay quarterly dividends to shareholders in February, May, August and November, beginning in August 2011 of substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board of directors may from time to time determine. In determining the amount of cash available for distribution after payment of our cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of the Credit Facilities for which we have received commitment letters and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions.

We believe that we will generally finance any capital expenditures from cash balances and external financing sources (which we intend as part of our strategy to be equity issuances and borrowings under the Credit Facilities for which we have received commitment letters, the unsecured credit facility of up to $30.0 million with Paragon Shipping and other credit facilities we may enter into in the future, but could include potential debt issuances). To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our shareholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities. We anticipate growing our fleet through the acquisition of vessels, which would increase the level of our maintenance capital expenditures.

Maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of labor and materials; customer requirements; increases in our fleet size or the cost of replacement vessels; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels drydocked during that quarter. Significant maintenance capital expenditures may reduce the amount of cash available for distribution to our shareholders.

We will be required to make substantial capital expenditures to expand the size of our fleet, which may diminish our ability to pay dividends, increase our financial leverage, or dilute our shareholders’ ownership interest in us.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our Initial Fleet by acquiring existing vessels from other parties or newbuilding vessels, which we refer to as newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 10% to 30% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately one to three years from the order). We expect to fund such capital expenditures with equity offerings and interim debt, which would dilute our quarterly per-share dividends and reduce the cash available for quarterly dividends, respectively, prior to generating cash from the operation of the newbuilding. If equity financing is not available on favorable terms, we may have to use debt financing. If we finance all or a portion of these acquisition costs by issuing debt securities, we will increase the aggregate amount of interest we must pay prior to generating cash from the operation of the newbuilding. Any interest expense we incur in connection with financing our vessel acquisitions, including capitalized interest expense, will decrease the amount of our dividends.

To fund expansion capital expenditures, we may be required to use cash balances, cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder ownership or dividend dilution.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in the Credit Facilities for which we have received commitment letters or any other future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	incur liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, including the Credit Facilities, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans. The occurrence of any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Restrictions in, or interest payments required by, our potential future debt agreements may prevent us from paying dividends.

The payment of principal and interest on any debt we incur will reduce the amount of cash for dividends to our shareholders. In addition, we expect that our financing agreements will prohibit the payment of dividends upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

•	breach or lapse of any insurance with respect to the vessels;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness;

•	bankruptcy or insolvency events;

•	failure of any representation or warranty to be materially correct;

•	a change of control, as defined in the applicable agreement; and

•	a material adverse effect, as defined in the applicable agreement.

We are a holding company, and we will depend on the ability of our current and future subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our current and future subsidiaries, which will be all wholly-owned by us, either directly or indirectly, will conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders will depend on the ability of our subsidiaries to distribute funds to us. In turn, the ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution and, to the extent that we are unable to obtain dividends from our subsidiaries, this will limit the discretion of our board of directors to pay or recommend the payment of dividends.

Our ability to obtain debt financing may depend on the performance of our business, our Manager, and market conditions.

The actual or perceived credit quality of our business, our Manager, and market conditions affecting the time charter market and the credit markets may materially affect our ability to obtain the additional capital resources that may be required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may have a material adverse affect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, after we file our annual report on Form 20-F for our initial fiscal year, we will be required to include in each of our subsequent future annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent registered public accounting firm related to the effectiveness of our internal control over financial reporting. If, in such future annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Our costs of operating as a public company will be significant, and our management will be required to devote substantial time to complying with public company regulations.

As a public company, we will incur significant legal, accounting and other expenses. In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the NYSE, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. Our Manager, management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. While we expect to be able to follow Paragon Shipping’s model and systems for compliance with Section 404, our compliance with Section 404 may require that we incur substantial accounting expense and expend significant management efforts, and we will depend on Allseas for our compliance as Allseas personnel will perform our accounting function.

Risk Factors Related To Our Common Stock

The concentration of our capital stock ownership with Paragon Shipping and its affiliates will limit the ability of holders of our common stock to influence corporate matters.

We are currently a wholly-owned subsidiary of Paragon Shipping. Upon the closing of this offering and the acquisition of our Initial Fleet, Paragon Shipping will own approximately 21.3% and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, will beneficially own approximately 11.0% of our outstanding common stock. Furthermore, our directors or officers who are affiliated with Paragon Shipping or other individuals providing services under the management agreements who are affiliated with Paragon Shipping may receive equity awards under our 2011 Equity Incentive Plan.

Through its direct ownership, as well as its affiliation with Proplous Navigation and Neige International, and the issuance of equity awards to individuals affiliated with Paragon Shipping, Paragon Shipping will have substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control limits the ability of holders of our common stock to influence corporate matters and, as a result, we may take actions that holders of our common stock do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation and our amended and restated bylaws and the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least two-thirds of the outstanding stock entitled to vote for those directors;

•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

In addition, we intend to enter into a shareholder rights agreement by the closing of this offering that will make it more difficult for a third party to acquire us without the support of our board of directors. See “Description of Capital Stock—Shareholder Rights Agreement” for further details.

The above anti-takeover provisions, including the provisions of our prospective stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

It may not be possible for our investors to enforce U.S. judgments against us.

We are incorporated in the Republic of the Marshall Islands and our wholly-owned subsidiaries through which we will own and operate our vessels will be incorporated in jurisdictions outside the United States. We expect that substantially all of our assets and those of our subsidiaries will be located outside the United States. As a result, it may be difficult or impossible for United States shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of United States courts obtained in actions against us based upon the civil liability provisions of applicable United States federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.

In addition, the protections offered minority shareholders in the Marshall Islands are different than in the United States. See “Certain Marshall Islands Company Considerations.”

Future sales of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock. We intend to enter into a registration rights agreement with Proplous Navigation or its nominee and Paragon Shipping that will entitle them to have all the shares of our common stock that they own registered for resale in the public market under the Securities Act.

Purchasers in this offering will experience immediate dilution of $0.18 per share of common stock.

The initial offering price of our common stock exceeds the pro forma net tangible book value per share of common stock upon completion of this offering. You will incur immediate dilution of $0.18 per share. See “Dilution” for a more detailed description of the dilution that you will experience upon the completion of this offering.

As a key component of our business strategy, we intend to issue additional shares of common stock or other securities to finance our growth. These issuances, which would generally not be subject to shareholder approval, may lower your ownership interests and may depress the market price of our common stock.

As a key component of our business strategy, we plan to finance potential future expansions of our fleet in part with equity financing. Therefore, subject to the rules of the NYSE that are applicable to us, we plan to issue additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances from time to time.

The issuance by us of additional shares of common stock or other equity securities of equal or senior rank will have the following effects:

•	our existing shareholders’ proportionate ownership interest in us may decrease;

•	the amount of cash available for dividends payable on our common stock may decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of our common stock may decline.

In addition, if we issue shares of our common stock in a future offering at a price per share lower than the price per share in this offering, it will be dilutive to purchasers of our common stock in this offering.

There is no existing market for our common stock and we cannot guarantee that an active and liquid public market for our common stock will develop.

Prior to this offering, there has not been a public market for shares of our common stock. Although our common stock has been approved for listing on the NYSE under the symbol “TEU,” we cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise or how liquid that market for our common stock may become. The initial public offering price for the shares of our common stock will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market following this offering. The container shipping industry has been highly unpredictable and volatile, and the market price for our common stock may be equally volatile.

If the price of our common stock fluctuates after this offering, you could lose a significant part of your investment.

The market price of our common stock may be influenced by many factors, many of which are beyond our control, including those described above in the section of this prospectus entitled “Risk Factors” and the following:

•	the failure of securities analysts to publish research about us after this offering, or analysts making changes in their financial estimates;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock or other securities; and

•	investors’ perception of us and the container shipping industry.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	our expectations of our ability to pay dividends on our common stock;

•	our future financial condition or results of operations and future revenues and expenses;

•	our ability to enter into definitive documentation for the $100.0 million and $30.0 million credit facilities for which we have received commitment letters and the repayment of our debt, if any;

•	our ability to complete the acquisition of our Initial Fleet;

•	our ability to identify and acquire additional containerships;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	planned capital expenditures and the ability to fund capital expenditures from external financing sources;

•	the need to establish reserves that would reduce dividends on our common stock;

•	changes in demand or rates in the container shipping industry;

•	future supply of, and demand for, products suitable for shipping in containers;

•	changes in the supply and demand of containerships, including newbuilding of vessels or lower than anticipated scrapping of older vessels;

•

changes in rules and regulations applicable to the container shipping industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities;

•	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

•	the adequacy of our insurance arrangements;

•	changes in general domestic and international political conditions;

•

changes in the condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures;

•	the ability to leverage the relationships and reputations of Paragon Shipping and Allseas in the shipping industry;

•	the ability to maximize the use of vessels;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	expected pursuit of strategic opportunities, including the acquisition of vessels and expansion into new markets;

•	expected financial flexibility to pursue acquisitions and other expansion opportunities;

•	the ability to compete successfully for future chartering and newbuilding opportunities;

•	the anticipated incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Paragon Shipping;

•	the anticipated taxation of our company and distributions to our shareholders;

•	the expected life span of our vessels;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows; and

•	our business strategy and other plans and objectives for future operations.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the section entitled “Risk Factors,” beginning on page 13 of this prospectus, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $121.7 million (or $140.2 million assuming that the underwriters exercise their over-allotment option in full) from the sale of shares of our common stock offered by this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, including expenses advanced by Paragon Shipping and reimbursed by us.

We intend to use the net proceeds of this offering to partially fund the acquisition of our Initial Fleet and for working capital purposes. As described below, we intend to acquire our Initial Fleet with an aggregate of $117.3 million in cash from the net proceeds of this offering, from fully drawing an aggregate of $130.0 million under our two Credit Facilities, the drawdown of approximately $26.1 million under our unsecured credit facility with Paragon Shipping, together with 5.0 million shares of our common stock.

At the closing of this offering, Paragon Shipping will sell to us two 3,400 TEU 2010-built containerships that it currently owns and operates in consideration for 2,266,600 shares of our common stock and approximately $69.2 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities. We will also acquire certain inventory on board the vessels upon their delivery to us, which had an aggregate value as of December 31, 2010 of approximately $0.3 million. In addition, Paragon Shipping and Proplous Navigation, a company owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, have each agreed to acquire from unaffiliated third parties one 5,100 TEU 2007-built containership, the CMA CGM Kingfish and one 5,100 TEU 2007-built containership, the CMA CGM Marlin, respectively, that they will sell to us, subject to the completion of this offering. We will fund the acquisition of the CMA CGM Kingfish with 1,170,900 shares of our common stock and approximately $35.8 million in cash from the net proceeds of this offering. We will fund the acquisition of the CMA CGM Marlin with 1,562,500 shares of our common stock, issuable to Proplous Navigation, which expects to nominate Neige International, a company controlled by Mr. Bodouroglou, to receive the shares, and approximately $29.5 million in cash from the net proceeds of this offering. The cash consideration payable for the acquisition of the CMA CGM Kingfish and the CMA CGM Marlin, respectively, includes amounts payable to each of Paragon Shipping and Proplous Navigation for the reimbursement of a purchase commission paid to Allseas, financing expenses, warehousing costs and other direct expenses of Paragon Shipping and Proplous Navigation, respectively.

Furthermore, our Manager has agreed to acquire from unaffiliated third parties one 4,500 TEU 2006-built containership, the MSC Siena, and one 6,500 TEU 2010-built containership, the Maule, for a purchase price of $59.6 million and $79.3 million, respectively, which purchase agreements it will assign to us, subject to the completion of this offering. The purchase prices of the MSC Siena and the Maule are inclusive of a 1.0% commission payable to our Manager. We will fund the acquisition of these two vessels with cash from the net proceeds from this offering, borrowings under the Credit Facilities for which we have received commitment letters and amounts drawn under our unsecured credit facility with Paragon Shipping.

To the extent we cannot complete the purchase of the containerships intended to comprise our Initial Fleet, we may use the proceeds of this offering to purchase other vessels or for general corporate purposes. Prior to the use of the net proceeds of this offering, as described above, we will invest such net proceeds in short-term fixed deposits. In particular, certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive total loss of a vessel, or substantial damage to a vessel prior to its delivery. We refer you to the section of this prospectus entitled “Risk Factors” beginning on page 13.

CAPITALIZATION

The following unaudited table sets forth our capitalization at December 31, 2010, on an actual basis and as adjusted to give effect to (i) the sale of the shares of common stock in this offering based on the initial public offering price of $12.00 per share, after the deduction of estimated expenses related to this offering of $1.4 million payable by us and the underwriting discounts and commissions of approximately $8.9 million; (ii) the issuance of 3,437,500 shares of our common stock and the payment of $105.0 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities, in connection with the acquisition of two 3,400 TEU 2010-built containerships and one 5,100 TEU 2007-built containership to be sold to us by Paragon Shipping; (iii) the issuance of 1,562,500 shares of our common stock and the payment of $29.5 million in cash from the net proceeds of this offering in connection with the acquisition of one 5,100 TEU 2007-built containership to be sold to us by Proplous Navigation subject to the completion of this offering; and (iv) the payment of $138.9 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities and drawings of $26.1 million under the unsecured credit facility with Paragon Shipping of up to $30.0 million, in connection with the acquisition of one 4,500 TEU 2006-built containership and one 6,500 TEU 2010-built containership that we will acquire, subject to the completion of this offering.

As of December 31, 2010, we had $0 in cash and cash equivalents. On an “as adjusted” basis as described above and taking into account the starting cash balance of December 31, 2010, cash and cash equivalents are approximately $4.4 million.

	As of December 31, 2010
	Actual	As Adjusted(3)
Secured Debt
Long-term and current debt(1)	$—	$156,100,000

Shareholder’s Equity
Capital Stock, no par value: 100 shares authorized; 100 and 0 shares issued and outstanding actual and as adjusted, respectively(2)	—	—
Common Stock, par value $0.01 per share: 0 and 475,000,000 shares authorized actual and as adjusted, respectively; 0 shares issued and outstanding actual and 16,000,000 shares issued and outstanding as adjusted, respectively	—	160,000
Preferred Stock, par value $0.01 per share: 0 and 25,000,000 shares authorized actual and as adjusted, respectively; 0 shares issued and outstanding actual and as adjusted	—	—
Additional paid-in capital(4)	—	188,938,476
Accumulated deficit	(3,822)	(3,822)

Total shareholders’ (deficit) equity	(3,822)	189,094,654

Total capitalization	$(3,822)	$345,194,654

(1)	The above table reflects commitment letters we have received for the Credit Facilities and drawings of $26.1 million under the unsecured credit facility with Paragon Shipping, which, together with a portion of the net proceeds from this offering, will be used to partially fund the acquisition of our Initial Fleet.
(2)	Issued to Paragon Shipping in connection with our incorporation. Paragon Shipping will surrender these shares at the closing of this offering.
(3)	The grant of an aggregate of 113,000 restricted shares to be issued as incentive compensation to certain of our executive officers and directors and employees of our Manager under our 2011 Equity Incentive Plan in connection with this offering is not reflected in the above table.
(4)	Any difference between our acquisition price and Paragon Shipping’s net book value of the Box Voyager and the Box Trader will be recorded as an adjustment in shareholders’ equity. At December 31, 2010, this difference equaled $7.4 million at the share price of $12.00 per share and is recorded as an increase in shareholders’ equity.

DILUTION

Dilution is the amount by which the offering price per share of common stock will exceed the net tangible book value per share of our common stock after this offering. Based on an initial public offering price of $12.00 per share of common stock, on a pro forma basis as of December 31, 2010, after giving effect to this offering of common stock and to the application of the net proceeds in the manner described under the section of this prospectus entitled “Use of Proceeds”, our pro forma net tangible book value will be $189.1 million, or $11.82 per share. Purchasers of shares of our common stock in this offering will experience immediate dilution in net tangible book value per share of $0.18 per share, as illustrated in the following table.

Initial public offering price per share of common stock	$12.00

Pro forma net tangible book value per share before this offering(1)	15.08
Decrease in pro forma net tangible book value per share attributable to purchasers in this offering	3.26

Less: Pro forma net tangible book value per share after this offering(2)	11.82

Immediate dilution in net tangible pro forma book value per share to purchasers in this offering	$0.18

*	The above table does not include (i) the 113,000 restricted shares to be issued under the 2011 Equity Incentive Plan and (ii) the shares that may be sold pursuant to the underwriters’ over-allotment option.
(1)	Determined by dividing the 2,266,600 shares of our common stock to be issued to Paragon Shipping as part of the consideration for its sale to us of two 3,400 TEU 2010-built containerships into our pro forma net tangible book value as of December 31, 2010.
(2)	Determined by dividing the total number of shares of common stock to be outstanding after this offering and the acquisition of the CMA CGM Kingfish and CMA CGM Marlin into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

The following table sets forth, on a pro forma basis as of December 31, 2010, the number of shares of common stock that we will issue and the total consideration contributed or paid to us by the purchasers of shares of our common stock in this offering or upon consummation of the transactions contemplated by this prospectus.

	Shares Acquired(1)		Total Consideration
	Number	Percent	Amount	Percent
Paragon Shipping Inc.	3,437,500	21.4%	$41,250,000	21.4%
Proplous Navigation	1,562,500	9.8%	$18,750,000	9.8%
New investors	11,000,000	68.8%	$132,000,000	68.8%

(1)	The above table does not include (i) the 113,000 restricted shares to be issued under the 2011 Equity Incentive Plan and (ii) the shares that may be sold pursuant to the underwriters’ over-allotment option.

OUR DIVIDEND POLICY AND RESTRICTIONS ON DIVIDENDS

You should read the following discussion of our dividend policy and restrictions on dividends in conjunction with specific assumptions included in this section. In addition, you should read “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Our Dividend Policy

We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. While we cannot assure you that we will do so, our initial policy is to declare quarterly dividends to shareholders in February, May, August, and November, beginning in August 2011, of substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydocking, surveys and other purposes as our board may from time to time determine. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of the Credit Facilities for which we have received commitment letters and any credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations.

We or our subsidiaries may be unable to pay dividends so long as we are in default of or have breached certain covenants contained in credit facilities we enter into and are unable to obtain the lender’s consent or waiver to cure such default or breach. Furthermore we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. The declaration and payment of dividends is at the sole discretion of our board of directors, and there can be no assurance that we will not reduce or eliminate our dividend in the future.

We believe that, under current U.S. law (which is scheduled to expire after 2012), any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute “qualified dividend income” and, as a consequence, non-corporate U.S. stockholders would generally be subject to a 15% U.S. federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this prospectus titled “Tax Considerations” for additional information relating to the tax treatment of our dividend payments, if any dividends are declared in the future.

The Credit Facilities for which we have received commitment letters will have restrictions on our ability, and the ability of certain of our subsidiaries, to pay dividends in the event of a default or breach of covenants under the Credit Facilities. Under such circumstances, we or our subsidiaries will not be able to pay dividends so long as we are in default or have breached certain covenants of the Credit Facilities without our lender’s consent or waiver of the default or breach. In addition, Marshall Islands law generally prohibits the payment of dividends (i) other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or (ii) when a company is insolvent or (iii) if the payment of the dividend would render the company insolvent.

Our ability to make distributions to our shareholders will also depend upon the performance of our current and future wholly-owned subsidiaries through which we will own and operate vessels, which are our principal cash-generating assets, and their ability to distribute funds to us. The ability of our vessel-owning or other subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable corporate or limited liability company laws and other laws and regulations.

We have no operating history upon which to rely as to whether we will have sufficient cash available to pay dividends on our common stock. In addition, the container vessel time charter market may be highly volatile, and we cannot accurately predict the amount of cash distributions, if any, that we may make in any period. Factors beyond our control may affect the charter market for our vessels, our charterers’ ability to satisfy their contractual obligations to us, and our voyage and operating expenses. Until we take delivery of the vessels comprising our Initial Fleet and employ them on charters, we will not generate cash from operations for dividends.

SELECTED FINANCIAL DATA

We were incorporated on May 19, 2010, and have no vessel operating history. The following table sets forth our selected financial data. The selected financial data as of and for the period ended December 31, 2010 are derived from our audited financial statements included elsewhere in this prospectus. We refer you to the notes to our audited financial statements for a discussion of the basis on which our financial statements are presented. The information provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information included herein.

Box Ships Inc.	For the period May 19, 2010 to December 31, 2010
(Expressed in United States Dollars, unless otherwise stated)	Box Ships Inc.
Net Revenue	—
Operating Expenses	2,051

Operating Loss	(2,051)

Total Other Expenses	(1,771)

Net Loss	(3,822)

Net loss per share, basic and diluted	(38.22)
Weighted average number of shares	100

Box Ships Inc.	As of December 31, 2010

(Expressed in United States Dollars)	Box Ships Inc.
Total Assets	425,142
Total Liabilities	428,964

Total Shareholders’ Deficit	(3,822)

Total Liabilities and Shareholders’ Deficit	425,142

On the closing of this offering, Paragon Shipping will sell to us the Box Voyager and the Box Trader, which are currently owned by Ardelia Navigation Limited and Eridanus Trading Co., respectively. The following tables set forth the selected financial data of these entities. The selected financial data as of and for the period ended December 31, 2010 are derived from the audited combined financial statements of these vessel-owning companies included elsewhere in this prospectus. The selected financial data does not reflect the historical operating information for the CMA CGM Kingfish, which we will acquire from Paragon Shipping, and the CMA CGM Marlin, which we will acquire from Proplous Navigation, a company owned by our Chairman, President and Chief Executive Officer, in each case subject to the completion of this offering, after their acquisition of the vessels from unaffiliated third parties, or the MSC Siena and the Maule, which our Manager, a company controlled by our Chairman, President and Chief Executive Officer, has entered into agreements to acquire from unaffiliated third party sellers, which agreements it will assign to us, subject to the completion of this offering.

Predecessor Companies (Ardelia Navigation Ltd. and Eridanus Trading Co.)	For the period June 15, 2010 to December 31, 2010

(Expressed in United States Dollars)	Predecessor Companies
Net Revenue	5,431,570

Voyage expenses	23,261
Vessel operating expenses	1,573,413
Other operating expenses	303,341
Depreciation	1,357,338

Operating Income	2,174,217

Interest and finance costs, net	(636,944)
Foreign currency loss, net	(15,462)

Net Income	1,521,811

Predecessor Companies (Ardelia Navigation Ltd. and Eridanus Trading Co.)	As of December 31, 2010

(Expressed in United States Dollars)	Predecessor Companies
Total current assets	1,021,399
Fixed assets, net	103,842,076
Other assets	1,381,765

Total Assets	106,245,240

Current liabilities	3,892,079
Long-term debt, net of current portion	44,000,000

Total Liabilities	47,892,079

Total Shareholders’ (Deficit) / Equity	58,353,161

Total Liabilities and Shareholders’ Equity	106,245,240

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

On closing of this offering, Paragon Shipping will sell to us the Box Voyager and the Box Trader, which are currently owned by Ardelia Navigation Ltd. and Eridanus Trading Co., respectively. We, Ardelia Navigation Ltd. and Eridanus Trading Co. are entities that are currently commonly controlled by Paragon Shipping. Therefore, the sale of the two vessels from Paragon Shipping to us, once consummated, will be accounted for as a transaction between entities under common control in a manner similar to a pooling of interests and will result in the vessels and related inventory acquired by us being recognized in our balance sheet at their carrying value immediately prior to their sale. Such accounting will result in the retroactive restatement of our historical financial statements as if these vessels were owned by us for the period presented, with Ardelia Navigation Ltd. and Eridanus Trading Co. being the predecessor entities. The unaudited pro forma condensed financial statements contained herein do not reflect the acquisition of or the results relating to the CMA CGM Kingfish, which we will acquire from Paragon Shipping, and the CMA CGM Marlin, which we will acquire from Proplous Navigation, a company owned by our Chairman, President and Chief Executive Officer, in each case subject to the completion of this offering, after the acquisition of the vessels from unaffiliated third parties, or the MSC Siena and the Maule, which our Manager, a company controlled by our Chairman, President and Chief Executive Officer, has entered into agreements to acquire from unaffiliated third party sellers, which agreements it will assign to us, subject to the completion of this offering.

The following unaudited pro forma condensed balance sheet and unaudited pro forma condensed statement of operations presents our financial position as of December 31, 2010 on a pro forma basis as if the transactions described below had occurred on December 31, 2010, in the case of the pro forma condensed balance sheet, and from the inception date of Ardelia Navigation Ltd. and Eridanus Trading Co., in the case of the pro forma condensed statement of operations. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to such transactions.

Certain adjustments are based on currently available information and estimates and assumptions; therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the transactions described below and that the pro forma adjustments give appropriate effect to the assumptions and are properly applied in the unaudited pro forma condensed balance sheet and unaudited pro forma condensed statement of operations.

The unaudited pro forma condensed balance sheet and unaudited pro forma condensed statement of operations do not purport to represent what our financial position would actually have been had the completion of this offering and the related transactions in fact occurred on the dates described below. Nor do they purport to project our financial position at any future date. Investors are cautioned not to place undue reliance on this unaudited pro forma condensed financial and operating data.

This information should be read together with our financial statements and the combined financial statements of Ardelia Navigation Ltd. and Eridanus Trading Co. and the notes thereto included elsewhere in this prospectus. The table should also be read together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed balance sheet assumes the following transactions occurred on December 31, 2010:

Adjustments:

1.	At the closing of this offering, we will acquire the vessels Box Voyager and Box Trader, along with inventory and certain other assets on board the vessels. Ardelia Navigation Limited and Eridanus Trading Co. will retain all other assets and liabilities. To give effect to this transaction, all the assets, liabilities and retained earnings of Ardelia Navigation Limited and Eridanus Trading Co. retained have been eliminated.

2.	Gives effect to the sale of 11,000,000 shares of our common stock, assuming no exercise of the underwriters’ overallotment option, at the offer price of $12.00 per share or gross proceeds of $132.0 million, and underwriting discounts and commissions of $8.9 million and estimated offering expenses of $1.4 million (which includes expenses paid on our behalf by Paragon Shipping and accrued expenses of $0.5 million) resulting in net proceeds of $121.7 million.

3.	The vessels Box Voyager and Box Trader will be acquired in exchange for 2,266,600 shares of our common stock and $69.2 million of which $12.7 million will be from the net proceeds of this offering and $56.5 million from borrowings under the Credit Facilities for which we have received commitment letters of which $4.3 million is presented as current portion and $52.2 million is presented as long-term portion. The difference between the acquisition price and the net book value of the assets acquired is recorded as an adjustment in stockholders’ equity.

Pro-Forma Condensed Balance Sheet

As of December 31, 2010

(Expressed in United States Dollars)

	Box Ships Inc.	Predecessor Companies	Notes	Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	—	176	(1) (2) (3)	(176 121,690,000 (12,734,400	) )	108,955,600
Trade receivables	—	4,550	(1)	(4,550)		—
Other receivables	—	44,939	(1)	(44,939)		—
Prepaid expenses	—	53,830	(1)	(53,830)		—
Due from related parties	—	566,462	(1)	(566,462)		—
Inventories	—	351,442		—		351,442

Total current assets	—	1,021,399				109,307,042

Vessels and Other Fixed Assets, net	—	103,842,076				103,842,076
Other assets	—	381,765	(1)	(381,765)		—
Restricted cash	—	1,000,000	(1)	(1,000,000)		—
Deferred registration costs	425,142	—	(2)	(425,142)		—

Total Assets	425,142	106,245,240				213,149,118

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts payable	—	158,547	(1)	(158,547)		—
Accrued expenses	72,015	166,094	(1) (2)	(166,094 (72,015	) )	—
Due to related parties	356,949	10,500	(1) (2) (3)	69,575,342 (353,127 (69,234,400	) )	355,264
Deferred income	—	356,938	(1)	(356,938)		—
Current portion of long-term debt	—	3,200,000	(1) (3)	(3,200,000 4,300,000)		4,300,000

Total current liabilities	428,964	3,892,079				4,655,264

Long-term liabilities
Long-term debt	—	44,000,000	(1) (3)	(44,000,000 52,200,000)		52,200,000

Total Liabilities	428,964	47,892,079				56,855,264

Commitments and Contingencies
Shareholders’ Equity
Capital and Additional paid-in capital	—	56,831,350	(2) (1), (3)	121,690,000 (22,223,674)		156,297,676
(Accumulated deficit) / Retained earnings	(3,822)	1,521,811	(1)	(1,521,811)		(3,822)

Total Shareholders’ (Deficit) / Equity	(3,822)	58,353,161				156,293,854

Total Liabilities and Shareholders’ Equity	425,142	106,245,240				213,149,118

The unaudited pro forma condensed statement of operations assumes the following transactions occurred on May 19, 2010:

Adjustments:

(1)	Elimination of the interest charges relating to the bank debt retained by Ardelia Navigation Limited and Eridanus Trading Co.

(2)	Inclusion of estimated interest charges on the amounts drawn under the Credit Facilities, assuming LIBOR of 0.8% plus a margin of 3.0% and assuming no loan repayments during the period from the delivery of the Box Voyager and the Box Trader on July 30, 2010 and August 16, 2010, respectively.

(3)	The pro forma adjustments do not reflect an estimate of general and administrative expenses to increase as a result of becoming a public company, as such costs are not considered to be factually supportable. However, we currently expect an annual increase of approximately $2.0 million to $3.0 million as a result of becoming a public company upon completion of this offering. Additionally, the pro forma adjustments do not reflect the increase in the size of our Initial Fleet from two to six vessels.

Pro-Forma Condensed Statement of Operations

For the period May 19, 2010 to December 31, 2010

(Expressed in United States Dollars)	Box Ships Inc.	Predecessor Companies	Notes	Adjustments	Pro Forma
Revenue
Time charter revenue		5,569,653		—	5,569,653
Less: Commissions		138,083		—	138,083
Net Revenue		5,431,570		—	5,431,570
Expenses					—
Voyage expenses		23,261		—	23,261
Vessels’ operating expenses		1,573,413		—	1,573,413
Management fees charged by a related party		303,341		—	303,341
Depreciation		1,357,338		—	1,357,338
General and administrative expenses	2,051	—		—	2,051
Operating (Loss) / Income	(2,051)	2,174,217		—	2,172,166
Other Income / (Expenses)
Interest and finance cost	(108)	(637,948)	(1)	637,948
			(2)	(867,746)	(867,854)
Interest income		1,004		—	1,004
Foreign currency loss, net	(1,663)	(15,462)		—	(17,125)
Total Other Expenses, Net	(1,771)	(652,406)			(883,975)
Net (Loss) / Income	(3,822)	1,521,811			1,288,191

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the audited financial statements and related notes of Box Ships Inc., Ardelia Navigation Limited and Eridanus Trading Co. included elsewhere in this prospectus. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties, which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please see the sections of this prospectus entitled “Disclosure Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a newly formed international shipping company focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Manager, Allseas, in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. We were formed by Paragon Shipping Inc. (NYSE: PRGN), a leading global provider of shipping transportation services specializing in transporting drybulk cargoes. We intend to use the net proceeds of this offering, together with shares of our common stock and borrowings under the Credit Facilities for which we have received commitment letters and our unsecured credit facility with Paragon Shipping of up to $30.0 million, to fund the acquisition of our Initial Fleet. Our Initial Fleet will be comprised of six containerships with a TEU weighted-average age of 2.5 years, a total capacity of over 28,000 TEU and a weighted-average remaining charter duration of 35.3 months.

Vessel Management

Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and is controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Allseas will provide us with commercial and technical management services for any vessel we acquire under separate vessel management agreements with our vessel-owning subsidiaries. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels under charter, the sale and purchase of vessels, and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.

Upon the closing of this offering and the delivery of the respective vessels to us, we will enter into separate management agreements with Allseas for each of the vessels in our Initial Fleet. Each Management Agreement will be for an initial term of approximately five years and will automatically renew for additional five-year periods, unless in each case, at least 90 days advance notice of termination is given by either party. We will pay Allseas a technical management fee of €620 per vessel per day, or approximately $849 per vessel per day based on an exchange rate of $1.37:€1.00, the average U.S. dollar/Euro exchange rate for the first quarter of 2011 according to Bloomberg, on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The management fee will be adjusted annually based on the official Eurozone inflation rate. We will also pay Allseas (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the four vessels in our Initial Fleet that are being acquired from affiliated companies. In addition, we will pay a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

Future Results of Operations

We are a newly formed company and, accordingly, have no results of operations as of the date of this prospectus. We do not expect to have any revenues until we take delivery of our Initial Fleet and commence charters for such vessels, after which time our revenues will consist primarily of charter hire. The two 3,400 TEU 2010-built containerships in our Initial Fleet are currently operating under fixed-rate time charters. We expect the remaining vessels in our Initial Fleet to be operating under fixed rate time charters upon their delivery to us. Our ongoing cash expenses are expected to consist of fees and reimbursements under our management agreements, administrative services agreement and executive services agreement and other expenses directly related to the operation of our vessels and certain administrative expenses. We do not expect to have any income tax liabilities in the Marshall Islands or Liberia, but may be subject to tax in the United States on revenues derived from voyages that either begin or end in the United States. Please see the section of this prospectus entitled “Tax Considerations.”

We expect that our financial results will be largely driven by the following factors:

•	the number of vessels in our fleet and their charter rates;

•	the number of days that our vessels are utilized and not subject to drydocking, special surveys or otherwise off-hire; and

•

our ability to control our fixed and variable expenses, including our ship management fees, our operating costs and our general, administrative and other expenses, including insurance. Operating costs may vary from month to month depending on a number of factors, including the timing of purchases of lube oil, crew changes and delivery of spare parts.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels from unaffiliated sellers. Accordingly, we will not obtain the historical operating data for the vessels from the unaffiliated sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we expect to treat the acquisition of a vessel from unaffiliated parties (whether acquired with or without charter) as the acquisition of an asset rather than a business for the reasons noted in this section. The sale to us by Paragon Shipping of the two 3,400 TEU 2010-built containerships, the Box Trader and the Box Voyager, which are currently owned and operated by wholly-owned subsidiaries of Paragon Shipping will be treated as an acquisition of a business. The treatment of the acquisition of the other vessels in our Initial Fleet will be based on the facts and circumstances specific to each transaction at the time of the delivery of the vessel to us.

Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters, including certain of the vessels in our Initial Fleet. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels would affect our business and results of operations:

As currently proposed, our business will be comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels will require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels, which we expect will be provided to us pursuant to our administrative services and accounting agreements with Allseas, will require the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that will affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs;

•	capital expenditures; and

•	fluctuations in foreign exchange rates

Please see the section of this prospectus entitled “Risk Factors” for additional factors that may affect our business.

Revenues

Voyage Revenues

Time charter revenues will be driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels will earn under charters that, in respect of our Initial Fleet, we expect to enter into upon the completion of the offering.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time. Under a bareboat charter, the charterer is typically responsible for paying all voyage costs as well as the vessel’s operating expenses and management fees. As a result of this arrangement, daily charter hire rates payable under a bareboat charter are generally significantly less than the charter hire rates payable under a time charter for a comparable vessel. Time charter revenues are driven primarily by the number of vessels that we will have in our fleet, the number of calendar days during which our vessels will generate revenues and the amount of daily charter hire that our vessels will earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we will spend positioning our vessels, the amount of time that our vessels will spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the container shipping market and other factors affecting the charter rates for our vessels.

Voyage Expenses

Voyage expenses primarily consisting of port, canal and bunker expenses that are unique to a particular charter are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements, except for commissions, which are always paid for by us, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned.

Vessel Operating Expenses

Our vessel operating expenses will include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, regulatory fees and other miscellaneous expenses. We anticipate that our vessel operating expenses will increase as we add vessels to our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager is expected to establish an operating expense budget for each vessel and perform the day-to-day management of vessels that we acquire under separate management agreements with our vessel-owning subsidiaries. We intend to monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We will be responsible for the costs of any deviations from the budgeted amounts.

Drydocking Expenses

We will account for drydocking costs using the direct expense method.

Depreciation and Amortization

We will depreciate our vessels over their estimated useful lives, which we expect to be approximately 30 years from the date of their initial delivery from the shipyard, based on the types of vessels we plan to purchase. Depreciation is computed using the straight-line method, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

General and Administrative Expenses

Our general and administrative expenses will include fees payable under our management and services agreements with Allseas, including our executive services agreement discussed below, directors’ fees, office rent, travel, communications, insurance, legal, auditing, investor relations and other professional expenses. We expect that certain of our general and administrative expenses will be provided for under our administrative services agreement with Allseas. We expect general and administrative expenses to reflect the costs associated with running a public company including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002. We expect our general and administrative expenses to range from $2.0 million to $3.0 million, excluding management fees, for our first twelve months of operations, excluding non-cash compensation.

We will also enter into an administrative services agreement with Allseas, under which Allseas will provide us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. We expect that this agreement will provide that all costs and expenses incurred in connection with the provision of the above services by Allseas, which we anticipate will be between $25,000 and $40,000 per annum, will be reimbursed by us on a quarterly basis.

Furthermore, prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide our executive officers, who shall report directly to our board of directors, and our executive services, which include strategy, business development, marketing, finance and other services. The agreement will have an initial term of five years and will automatically renew for successive five year terms unless sooner terminated. We will reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement, which we estimate to be between $1.7 million and $1.8 million per annum.

With respect to the restricted shares of our common stock to be issued as incentive compensation under our 2011 Equity Incentive Plan (as described under the captions “Management—Executive Compensation,” “Management—Compensation of Our Directors” and “Management—Compensation to Employees of Our Manager”), we will recognize compensation expense in an amount of $1.4 million, based on the initial public offering price of $12.00 per share, over the three-year vesting period applicable to such restricted shares that are issued to certain of our officers and directors and employees of our Manager.

Management Fees

Upon the closing of this offering and the delivery of the respective vessels to us, we will enter into long-term management agreements for each of the vessels in our Initial Fleet, pursuant to which Allseas will be responsible for all of the commercial and technical management functions of our fleet. The terms of the management agreements that we will enter into will be substantially similar to the terms of the management agreements pursuant to which the Box Voyager and the Box Trader have been operating under since such vessels were acquired by Paragon Shipping. Under the management agreements, we will pay Allseas a technical management fee of €620 per vessel per day, which will be adjusted annually in accordance with the official Eurozone inflation rate, or approximately $849 per vessel per day based on an exchange rate of $1.37:€1.00, the average U.S. dollar/Euro exchange rate for the first quarter of 2011 according to Bloomberg, on a monthly basis in advance pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. We will also pay Allseas (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the four vessels in our Initial Fleet that are being acquired from affiliated companies. In addition, we will pay a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Results of Operations

The results below are for the combined operations of Ardelia Navigation Limited and Eridanus Trading Co., for the period from June 15, 2010 (which was the earliest date of inception of these entities), until December 31, 2010. Ardelia Navigation Limited and Eridanus Trading Co., which are both wholly-owned subsidiaries of Paragon Shipping, own and operate two 3,400 TEU 2010-built containerships, the Box Voyager and the Box Trader, respectively, since their dates of delivery on July 30, 2010, and August 16, 2010, respectively. These vessels will be sold to us upon the closing of the offering. The results from these vessels are discussed below. These results do not reflect the CMA CGM Kingfish and the CMA CGM Marlin that we will acquire from Paragon Shipping and Proplous Navigation, respectively, in each case subject to the completion of this offering, or the MSC Siena and the Maule, which our Manager, a company controlled by our Chairman, President and Chief Executive Officer, has entered into agreements to acquire from unaffiliated third party sellers, which agreements it will assign to us, subject to the completion of this offering.

Revenues

Revenues for the two containerships amounted to approximately $5.6 million for the period, which was all related to current time charters between CSAV Valparaiso and Ardelia Navigation Limited and Eridanus Trading Co., respectively. These time charters are for two years at a gross rate of $20,000 per day until the expiration of the time charter agreements in or around August 2012. We will acquire the two containerships and assume the existing charter agreements upon the closing of this offering, which charter agreements will have the same terms and conditions as the agreements under which the vessels have been operating since their acquisition by Paragon Shipping.

Vessel Operating Expenses

Vessel operating expenses were approximately $1.6 million during the period, or $5,370 per day, due to the initial costs related to the delivery of the Box Voyager and the Box Trader, along with the daily costs associated with running the vessels from their dates of delivery until December 31, 2010.

Depreciation

Depreciation for the two containerships was approximately $1.4 million for the period.

Interest and Finance Costs

Interest and finance costs amounted to approximately $0.6 million and were related to the interest incurred on the loans for the vessels.

Net Income

During the period from delivery until December 31, 2010, net income of approximately $1.5 million was recorded in relation to the two containerships.

Liquidity and Capital Resources

Our primary initial sources of capital will be the net proceeds from this offering of our common stock, which are expected to be approximately $121.7 million (or $140.2 million if the underwriters exercise their over-allotment option in full) after deduction of the underwriting discount and commissions and expenses payable by us, which we intend to use, together with drawings under the Credit Facilities described below, which we intend to draw in full and drawings of approximately $26.1 million under our unsecured credit facility with Paragon Shipping, to acquire our Initial Fleet and for working capital purposes. We will require capital to fund ongoing operations, acquisitions and expected debt service, for which we expect the main sources to be cash flow from operations and equity offerings. We will have approximately $3.9 million of borrowing capacity under an unsecured credit facility of up to $30.0 million that we will enter into with Paragon Shipping upon the completion of this offering. We expect to draw down most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities described below as of June 30, 2011.

Our business will be capital intensive, and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer containerships and the selective sale of older containerships. These acquisitions will be principally subject to our expectation of future market conditions as well as our ability to acquire containerships on favorable terms.

Our dividend policy will also impact our future liquidity position. Our initial policy is to declare quarterly dividends to shareholders in February, May, August and November of substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. In determining the amount of cash available for distribution after payment of cash expenses, our board of directors will determine appropriate reserves to be set aside for, among other things, contingent liabilities, liquidity needs, principal payment and other amounts required under the terms and conditions of the Credit Facilities for which we have received commitment letters and any additional credit facilities we may enter into in the future, the requirements of Marshall Islands law, the acquisition of additional vessels, drydocking costs, repairs, claims and other liabilities and obligations. We believe that we will generally finance any capital expenditures relating to vessel acquisitions from cash balances and external financing sources. To the extent we do not have sufficient cash balances or are unable to obtain external financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs to grow. Accordingly, our growth, if any, may not be as fast as other shipping companies that reinvest all of their cash for acquisitions. Our dividend policy may be changed at any time by our board of directors.

$100.0 million senior secured credit facility

Following the completion of this offering, we expect to enter into a senior secured credit facility for a loan of up to $100.0 million, with ABN AMRO Bank N.V., for which we have received a commitment letter, to partially finance the acquisition of the Box Trader, the Box Voyager and the Maule, which we refer to herein collectively as the Security Vessels. Under the terms of the credit facility, the borrowers will be each of the vessel-owning subsidiaries which own the Security Vessels and we will be the corporate guarantor.

The credit facility will be available for drawdown in three tranches upon acquisition of each of the Security Vessels and until June 15, 2011. It will be repayable in 24 equal, quarterly installments of $1.925 million, plus a balloon payment of $53.8 million, payable together with the final installment. The credit facility will have a maturity date of six years from the drawdown but no later than June 15, 2017. Borrowings under the credit facility will bear interest at LIBOR plus 3.00% per annum.

The credit facility will be secured by, among other things (i) first priority cross-collateralized mortgages over the Security Vessels; (ii) first priority assignments of the earnings of the Security Vessels, as well as operating and retention accounts held with the lenders; (iii) first priority assignments of the insurances of the Security Vessels; (iv) specific assignment of all present and future charter parties, consecutive voyage charters, or contracts of affreightment of the Security Vessels in excess of 12 months duration, including the current time charters with CSAV for each of the Security Vessels; (v) first priority pledges over the shares of the borrowers; (vi) an unconditional and irrevocable corporate guarantee from us; and (vii) an undertaking from our Manager.

The credit facility will contain financial covenants requiring the borrowers to maintain with the lenders an asset cover ratio of at least 140% on a charter-free basis and a minimum cash balance of $250,000 per borrower. In accordance with the corporate guarantee, we will also be required to comply with financial covenants requiring us to maintain (i) a maximum market adjusted corporate leverage of 65.0%; (ii) a minimum market adjusted net worth of $150.0 million; (iii) minimum free liquidity of $750,000 per Security Vessel but no less than $8.0 million; and (iv) an interest cover ratio of 2.5:1.

In addition, the credit facility will also require us to comply with a number of customary restrictive covenants, including restrictions on consolidations, mergers, sales of assets or changes of control; prohibitions on changes in the Manager of the Security Vessels; restrictions on asset acquisitions and disposals by the borrowers; limitations on changes in our management; limitations on liens; limitations on additional indebtedness; restrictions on the payment of dividends if an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; the requirement that Mr. Bodouroglou maintain an aggregate minimum ownership, directly or indirectly, of 10% of the outstanding shares of our common stock; and other customary covenants. In addition, we must maintain an average outstanding time charter duration on our fleet of no less than one year. The credit facility will also contain customary events of default, including cross-defaults, material adverse change of the borrower or us and termination of the charters unless replaced with charters acceptable to the lender.

The credit facility will contain a voluntary prepayment clause, whereby we may repay the loan in whole or in part, without penalty on any interest payment date, subject to 15 days written notice to the lender, in minimum amounts of $1.925 million or integral multiples thereof. Prepayments will be applied to the repayment schedule in inverse order of maturity.

Our entry into the credit facility will be subject to our completion of this offering and customary conditions and documentation, including charter terms and counterparties satisfactory to our lenders. We will also be obligated to pay certain fees and expenses, including an arrangement and underwriting fee of 1.25% and 0.25%, respectively, of the maximum credit facility amount, payable upon the signing of the definitive documentation for the facility. In addition, we will be obligated to pay quarterly in arrears a 1.00% per annum commitment fee on the undrawn portion of the credit facility, and an agency fee of $25,000 per annum in the event the credit facility is syndicated.

$30.0 million secured credit facility

Following the completion of this offering, we expect to enter into a secured credit facility for a loan up to $30.0 million with UniCredit Bank AG, for which we have received a commitment letter, to partially finance the acquisition of the MSC Siena. Under the terms of the credit facility, the borrower will be the vessel-owning subsidiary of the MSC Siena and we will be the corporate guarantor.

The credit facility will be available for drawdown until June 24, 2011 in one lump sum amount and will be repayable in 24 equal, quarterly installments of $750,000, commencing three months from the drawdown, plus a balloon payment of $12.0 million, payable together with the final installment. It will bear interest at LIBOR plus 2.80% per annum, so long as the MSC Siena is under a time charter approved by the lenders; otherwise it will bear interest at LIBOR plus 3.00% per annum. The credit facility will have a maturity date of six years from the drawdown but no later than June 24, 2017.

The credit facility will be secured by, among other things (i) a first priority mortgage on the MSC Siena; (ii) an assignment of income and insurances; (iii) a corporate guarantee from us; (iv) a pledge over the earnings account of the MSC Siena; (v) a monthly retention account; (vi) the specific assignment of any time charter employment of the MSC Siena exceeding 11 months; and (vii) the undertaking of our Manager.

The credit facility will contain financial covenants requiring us to maintain (i) a ratio of total debt to EBITDA of no more than 5:1; (ii) a ratio of total liabilities to market value adjusted total assets of not greater than 0.65:1; and (iii) minimum cash of the higher of $750,000 per vessel owned or six months’ debt service.

In addition, the credit facility will also require us to comply with a number of customary restrictive covenants, including prohibitions on the payment of dividends during an event of default or if an event of default would occur as a result of the payment of the dividend; prohibitions of changes in the Manager of the MSC Siena; limitations on changes in our management; the requirement of Mr. Bodouroglou to remain our Chief Executive Officer and maintain a minimum ownership of 10% of our total outstanding shares of common stock; the requirement to maintain a minimum security cover of 130% on a charter-exclusive basis; prohibitions on subsequent period charters for the MSC Siena of longer than 12 months or bareboat charters without the prior written consent of the lender; and other customary covenants. If the security cover is less than 130% but more than 120%, the interest rate margin will automatically increase to 4.5%, and if the security cover is less than 120%, it will constitute an event of default. The credit facility will also contain customary events of default, including cross-defaults, material adverse change to the borrower and to us and termination or early termination of the charter approved by the lenders.

Our entry into the credit facility will be subject to our completion of this offering and customary conditions and documentation. We will also be obligated to pay certain fees and expenses, including an arrangement fee of 1.25% of the maximum credit facility amount, 50% of which will be payable upon the earlier of the signing of the definitive documentation or on April 20, 2011 with the balance due upon the drawdown. In addition, we will be obligated to pay quarterly in arrears a 1.25% per annum commitment fee on the undrawn portion of the credit facility.

Credit facility of up to $30.0 million with Paragon Shipping

Upon completion of this offering, we will enter into an unsecured credit facility of up to $30.0 million with Paragon Shipping, of which we will draw down $26.1 million to partially fund the acquisition of our Initial Fleet and expect to draw most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities as of June 30, 2011. The credit facility will be available for drawdown in up to five tranches upon the approval of Paragon Shipping, subject to the satisfaction of customary conditions.

Any amounts drawn under this non-amortizing credit facility will be repayable in full by the second anniversary of the closing of this offering. Borrowings under this credit facility will bear interest at LIBOR plus 4.0% per annum and will provide for events of default, including bankruptcy or insolvency, failure to pay amounts due when required under the credit facility, a change in the chief executive officer of the Company without the approval of Paragon Shipping, and a change of control, merger or acquisition with respect to the Company.

Contractual Obligations

In addition to the two 3,400 TEU 2010-built containerships that Paragon Shipping currently owns and operates and will sell to us at the closing of this offering, we will enter into agreements with Paragon Shipping and Proplous Navigation, a company owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, to purchase two 5,100 TEU 2007-built containerships, for which Paragon Shipping and Proplous Navigation have each entered into agreements with unaffiliated third parties to acquire. In addition, our Manager, a company controlled by Mr. Bodouroglou, will assign to us the purchase agreements for one 4,500 TEU 2006-built containership and one 6,500 TEU 2010-built containership, which will be subject to the completion of this offering.

As described elsewhere herein, we intend to finance the purchase price of the vessels in our Initial Fleet using shares of our common stock, net proceeds from this offering and drawings under the Credit Facilities for which we have received commitment letters. Our contractual obligations upon the closing of this offering are set forth below.

(amounts in thousands of U.S. Dollars)
Upon the Closing of this Offering	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Vessel Purchase Commitments(1)	$333,375	$333,375	—	—	—
Management Fees(2)	$11,353	$2,543	$4,724	$4,073	$13

Total	$344,728	$335,918	$4,724	$4,073	$13

(1)	The acquisition of the vessels in our Initial Fleet will be partially financed through draw downs under our Credit Facilities. Assuming we draw down the full $130.0 million expected to be available to us under the Credit Facilities, the amount will be repaid in twenty-four equal quarterly installments of an aggregate of $2.675 million plus a balloon payment of an aggregate of $65.8 million, payable together with the final installment. In addition, we will draw approximately $26.1 million under our unsecured credit facility with Paragon Shipping to fund a portion of our Initial Fleet. These repayments are not reflected in our contractual obligations above. In addition, the Credit Facilities bear interest at LIBOR plus a margin, which is also not included in our contractual obligations above. For further discussion of the Credit Facilities, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

(2)	Management fees are based on €620 per vessel, per day (or $849 per vessel, per day using an exchange rate of $1.37:€1.00, the average U.S. dollar/Euro exchange rate for the first quarter of 2011 according to Bloomberg) and includes the 1.25% charter hire commission for the vessels in our Initial Fleet under their current time charters. These fees are calculated based on expected delivery dates of May 31, 2011 for the Box Trader, Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, June 15, 2011 for the MSC Siena and May 31, 2011 for the Maule and are based on the estimated redelivery dates under the time charters, assuming no off-hire days.

Critical Accounting Policies

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies that will involve a high degree of judgment and the methods of their application upon the acquisition of our fleet.

Depreciation. We expect to record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures, made to prepare the vessel for its initial voyage) less accumulated depreciation. We will depreciate our containerships on a straight-line basis over their estimated useful lives, expected to be approximately 30 years from the date of initial delivery from the shipyard, based on the types of vessels we plan to purchase. Depreciation is based on cost less the estimated residual scrap value. Based on the current market and the types of vessels we plan to purchase, we expect the residual values of our vessels will be based upon a value of approximately $150 per lightweight ton. An increase in the useful life of a containership or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel’s useful life to end at the date such regulations preclude such vessel’s further commercial use.

Impairment of long-lived assets. In the evaluation of the fair value and future benefits of long-lived assets, we will perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets when indicators of potential impairment are present. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value will be reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, will be included in this analysis.

Off-Balance Sheet Arrangements

As of the date of this prospectus, we do not have any off-balance sheet arrangements.

Inflation

We expect that inflation will have only a moderate effect on our expenses under current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase, among other things, our operating, general and administrative, and financing costs. However, we expect our costs to increase based on the anticipated increased costs for crewing, lube oil, and bunkers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

The international shipping industry is a capital intensive industry, requiring significant amounts of investment. We expect that the Credit Facilities for which we have received commitment letters will provide us with partial financing for our Initial Fleet. As these Credit Facilities will bear interest at floating rates based on LIBOR, our interest expense under the Credit Facilities will be affected by changes in the general level of interest rates. Increasing interest rates could adversely impact our future earnings.

We also intend to enter into interest rate swap agreements to convert our floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. We expect to mark-to-market the fair market value of the interest rate swaps at the end of every period and reflect the resulting unrealized profit or loss during the period in our income statement as well as presenting the fair value at the end of each period in the balance sheet.

Currency and exchange rates risk

The international shipping industry’s functional currency is the U.S. Dollar. We expect that virtually all of our revenues and most of our operating costs will be in U.S. Dollars. We expect to incur certain operating expenses in currencies other than the U.S. dollar, and we expect the foreign exchange risk associated with these operating expenses to be immaterial.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data in this section relating to the international containership industry has been provided by Drewry Shipping Consultants (Drewry) and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international containership industry, as indicated in the consent of Drewry filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the containership industry.

Introduction

The seaborne transportation industry is an important link in international trade, with ocean-going vessels representing an efficient, and often the only, method of transporting large volumes of basic commodities and finished products. Dry cargo includes drybulk cargo, container cargo and non-container cargo.

Drybulk cargo is cargo that is shipped in large quantities and can easily be stowed in a single hold with little risk of cargo damage. Drybulk cargo is generally categorized as either major drybulk or minor drybulk. Major drybulk cargo constitutes the vast majority of drybulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor drybulk cargo includes products such as agricultural products (other than grain), mineral cargoes, cement, forest products and steel products and represents the balance of the drybulk industry.

Container cargo is shipped in 20- or 40-foot containers and includes a wide variety of finished products. Non-container cargo includes other dry cargoes which cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.

The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2010.

World Seaborne Trade: 2000 & 2010(1)

			CAGR(2)
	Trade—Mill Tons		2000-10	% Total Trade
	2000	2010	%	2000	2010
Dry Cargo
Major Bulks	1,249	2,161	5.63%	19.3	24.6
Coal	539	915	5.43%	8.3	10.4
Iron Ore	489	1,004	7.46%	7.6	11.4
Grain	221	264	0.90%	3.4	2.8
Minor Bulks	901	1,018	1.23%	13.9	11.6
Total Drybulk	2,151	3,179	3.99%	33.3	36.2
Container Cargo	620	1,366	8.21%	9.6	15.6
Non-container/General Cargo	720	610	-1.64%	11.1	6.91
Total Dry Cargo	3,491	5,155	3.98%	54.0	58.7
Liquid Cargo
Crude Oil	2,079	2,276	0.91%	32.1	25.9
Refined Pet Products	602	875	3.81	9.3	10.0
Liquid Chemicals	128	214	5.28%	2.0	2.4
Liquefied Gases	168	261	4.54%	2.6	3.0
Total Liquid Cargo	2,977	3,625	1.99%	46.0	41.3
Total Seaborne Trade	6,468	8,782	3.11%	100.0	100.0

(1)	2010 data is still provisional
(2)	Compound annual growth rate.

Source: Drewry

In 2010, approximately 8.8 billion tons of cargo of all types was transported by sea, of which 5.28 billion tons were dry cargo and 3.6 billion tons were liquids. Collectively, in the period 2000 to 2010 the compound average annual growth rate (CAGR) in world seaborne trade was 3.1%. However, as the figures in the table below indicate, there is considerable variation by sector in the rate of growth, with containers being the fastest growing sector by a significant margin during this period (although global container volumes declined by over 9% year-on-year in 2009, before rebounding with a 13.1% increase year-over-year in 2010).

Seaborne Trade Growth Rates: 2000 to 2010

(CAGR—%)

Source: Drewry

Container Shipping

Container shipping was first introduced in the 1950s and since the late 1960s has become the most common method for transporting many industrial and consumer products by sea. Container shipping is performed by container shipping companies who operate frequent scheduled or liner services, similar to a passenger airline, with pre-determined port calls, using a number of owned or chartered vessels of a particular size in each service to achieve an appropriate frequency and utilization level.

Container shipping occupies an increasingly important position in world trade and it is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization as well as from changes in world trade. Historically, this growth has been sustained by general increases in world trade, increased global sourcing and manufacturing and continuing penetration of the general cargo market. Some major container shipping companies have also shown a trend to charter an increased percentage of their fleets from third party owners on competitive long-term charters as opposed to purchasing vessels outright.

Container shipping has a number of advantages compared with other shipping methods, including:

Less Cargo Handling. Containers provide a secure environment for cargo. The contents of a container, once loaded into the container, are not directly handled until they reach their final destination. Using other shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.

Efficient Port Turnaround. With specialized cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at lower cost than other cargo vessels.

Highly Developed Intermodal Network. Onshore movement of containerized cargo, from points of origin, around container ports, staging or storage areas and to final destinations benefits from the physical integration of the container with other transportation equipment such as road chassis, railcars and other means of hauling the standard-sized containers. A sophisticated port and intermodal industry has developed to support container transportation.

Reduced Shipping Time. Containerships can travel at speeds of up to 25 knots per hour, even in rough seas, thereby transporting cargo over long distances in relatively short periods of time. This speed reduces transit time and facilitates the timeliness of regular scheduled port calls, compared to general cargo shipping. However, since 2008, due to higher fuel prices and the negative effects of the global recession, most operators are deploying more ships on single voyages which has ultimately increased overall round voyage times and changed shippers’ supply chains. Many post-Panamax vessels are now sailing at under 20 knots on backhaul routes as part of global slow-steaming strategies to reduce costs. This has also had a positive environmental effect in helping to reduce ship emissions.

The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit or TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. A 40-foot long container is equivalent to two TEU. There are specialized containers of both sizes to carry refrigerated perishables or frozen products as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals. 40 ft high cube containers have become much more prevalent in recent years since shippers can load more lightweight consumer goods from Asia in a single container, thus reducing overall costs. A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as trans-shipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

Containership Demand

In 2010, approximately 1.37 billion tons of containerized cargo was transported by sea, comprising 15.6% of all seaborne trade by weight. However, as the chart below indicates, the rate of growth slowed tremendously in 2008 and 2009 as the world economy weakened, only to recover strongly in 2010.

World Container Cargo (Million Tons): 1997 to 2010

Source: Drewry

In 2009 the volume of container trade contracted for the first time in history, due to the severity of the worldwide recession. For the year as a whole the volume of global container trade was about 9.5% below that of the corresponding period in 2008, which was itself low by historical standards. As a result of declining volume and falling rates global carrier revenues for 2009 were approximately 35% below those of 2008. However, based on provisional data for 2010, global container trade has recovered in the wake of renewed growth in the world economy.

Global container trade has increased every year since the introduction of long-haul containerized shipping routes in the late 1960s, with the exception of 2009. This momentum is primarily driven by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. Therefore, container trade growth is in part dependent on levels of economic growth and regional/national gross domestic product, or GDP. GDP serves as the best indicator of prospective container volumes, although the drastic events of 2008/09 prove that the link between GDP growth and container growth is not as strong as it was.

Inexpensive and reliable containerized transport has facilitated manufacturing and distribution processes that have accompanied globalization, allowing manufacturing to move away from traditionally high-cost production areas, such as Japan, Western Europe and North America, to lower-cost production areas, such as China, Vietnam and other parts of South East Asia. There has been little or no impact on the quality of the distribution process to the primary consumer markets. As an illustration of the relative low cost of containerized transportation, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have also focused more on “just-in-time” delivery methods, which are facilitated by the fast transit times and frequent, reliable services offered by container line operators and the intermodal industry. However, the increased incidence of slow steaming has meant that reliability has become more important than speed to market.

In addition to the effect of general economic conditions, there are several structural factors that also impact global container trade, including:

•	Increases in world trade;

•	Increases in global sourcing and manufacturing; and

•	Continuing penetration by containerization of traditional shipping sectors, such as bulk and refrigerated cargo markets.

Operators have shifted away from traditional methods of transporting general cargo and refrigerated perishables towards containerization, as more ports around the world introduce container handling technology and as container shipping productivity becomes more widely recognized. More traditional bulk cargoes such as grains and soya bean gravitate towards containerization modes when pricing differentials dictate.

The high growth rate in the container market has outpaced investment in port and canal infrastructure with the consequence that there is congestion in some parts of the transportation chain. Congestion increases ships’ time in transit and reduces overall efficiency. Finally, as the largest containerships are deployed in the major trade routes, incremental tonnage is required to feed cargo to these mother ships from ports that either do not have the volume or the infrastructure to serve very large vessels directly. Congestion and increasing trans-shipment absorbs additional ship capacity but does not add any growth to the overall container market.

World container port throughput, a measure of the level of activity of the container shipping industry, is made up of three different traffic streams: loaded containers, empty containers and trans-shipment containers (full and empty). The following chart shows world container trade in terms of both loaded and empty container movements through ports globally.

In the period from 2000 to 2010, port movements of loaded containers more than doubled from just over 200 million TEU in 2000 to 540 million TEU in 2010.

World Container Port Throughput Including Empty Containers and Trans-shipments 2000 to 2010

(Million TEU)

Source: Drewry

Regional trends in container port throughput in the period from 2000 to 2010 are shown in the table below.

Regionally, the Far East and South East Asia markets accounted for 52% of global port throughput in 2010, compared with the other major markets of Western Europe and North America, which accounted for 24% of global throughput. Collectively, these four regions accounted for 76% of all container port throughput in 2010.

Containership Port Throughput including Empty Containers and Trans-shipments

(Million TEU)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
North America	30.9	31.2	34.2	37.5	40.8	44.6	47.0	47.9	45.8	39.9	44.8
Western Europe	51.7	52.8	57.7	63.4	70.7	75.6	81.4	91.1	91.7	78.8	86.7
North Europe	31.7	32.0	34.5	37.5	41.9	46.0	50.0	55.7	56.4	46.7	52.1
South Europe	19.9	20.8	23.3	25.9	28.8	29.6	31.5	35.3	35.4	32.0	34.6
Asia	71.7	75.2	87.6	105.4	124.7	138.0	157.3	180.3	193.7	178.3	206.2
South East Asia	34.4	36.9	41.1	45.7	51.6	54.9	59.9	67.4	71.1	65.7	74.6
Mid-East	11.1	12.3	13.7	16.0	19.8	22.4	24.5	28.4	31.9	31.1	34.2
Latin America	17.9	18.8	19.2	21.4	24.7	28.0	31.8	35.3	37.6	33.6	38.0
Caribbean/Central America	9.9	10.4	10.4	11.5	12.9	14.2	16.1	18.1	19.2	17.9	20.1
South America	8.0	8.4	8.8	9.9	11.8	13.8	15.8	17.1	18.4	15.7	17.9
Oceania	5.0	5.3	6.0	6.5	7.3	7.5	7.9	8.6	9.4	8.8	9.6
South Asia	5.5	5.9	6.6	7.3	8.5	9.8	11.5	13.6	14.7	14.1	16.3
Africa	7.4	7.6	8.5	10.3	11.4	13.9	15.8	17.9	20.6	20.6	22.4
Eastern Europe	1.1	1.5	1.9	2.4	3.2	4.3	5.4	7.2	8.0	5.1	6.7

World	236.6	247.5	276.6	316.0	363.0	399.0	442.6	497.6	524.5	475.0	539.5

Source: Drewry

Main Container Routes

There are three core, or arterial, trade routes in the container shipping industry: the Transpacific, Transatlantic and Asia-Europe routes. These routes are often referred to as the East/West trades. Trade along these routes is primarily driven by United States and European consumer demand for products made in Asia. The size of trade between Asia and the Mid-East is also nearly as large as that on the transatlantic and should be considered as a major East-West route on which carriers can deploy post-panamax vessels. Supporting these core routes are the North/South routes and a network of regional routes, of which the largest is the Intra-Asia market. Other regional routes include the Europe/Mediterranean, Caribbean/United States, Europe/South America, Asia/Australia and North America/South America routes.

Main Container Routes

Source: Drewry

Different routes are usually served by vessels of different sizes as determined by the size of the trade, required service frequency and physical constraints of the ports visited.

The East/West routes are higher volume and longer than the regional routes and, as a result, are generally served by the larger containerships known as panamax, post-panamax and large/very large. The North/South trade routes are generally served by the smaller handysize, intermediate and panamax containerships. However, in recent years where capacity has out-stripped demand, carriers have deployed much larger vessels in some of these smaller or regional trades. Regional routes are generally served by feeder and handysize containerships. The following table shows the trade routes on which different sizes of containerships are likely to be suitable to trade:

Containerships—Typical Deployment by Size Category

Trade Route	Feeder	Handysize	Intermediate	Panamax	Post- Panamax	Large/Very Large
TEU	<1,000	1,000-1,999	2,000-2,999	3,000-4,999	5,000-7,999	8,000+
East/West Routes			X	X	X	X
Intra-Asia	X	X	X	X
North/South Routes	X	X	X	X
Intra-Regional Routes	X	X	X

Source: Drewry

The chart below shows the growth, in volume, of the three East/West trades from 2001 to 2010. These trades constitute approximately 30% of global volume.

East/West Container Trade Routes: 2001 to 2010—Eastbound

(Thousand TEU)

Source: Drewry

East/West Container Trade Routes: 2001 to 2010—Westbound

(Thousand TEU)

Source: Drewry

The process of globalization, China’s entry into the World Trade Organization in 2001 and the subsequent boom in cheap manufacturing have fueled global economic development and demand. As a result, almost all trade routes with the Far East have experienced significant annual growth in container traffic since 2001, with the exception of 2009.

There are difference in volumes between the front haul and backhaul trades, meaning the volume moved eastbound and westbound to and from its point of origin, with the imbalance being as much as three-to-one in the dominant direction. For the backhaul Mid-East to Asia route, this can reach as high as four–to-one. Container traffic is unbalanced on many global trade routes and in some cases the gap is widening. While continued growth in the front haul direction is encouraging, the imbalance impacts supply, the level and pace of newbuilding and ocean freight rates in the backhaul trades. Empty re-positioning costs of containers for ocean carriers are also considerable. The reason for the imbalance in backhaul trades is the divide between export-dominated and import-dominant countries for containerized goods, which is largely related to the shift of manufacturing to low cost countries.

Containership Supply

Containerships are typically “cellular,” which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels or “ro-ro” ships and multipurpose ships which can carry a variety of cargo including containers. Containerships may be “geared,” which means they are equipped with cranes for loading and unloading containers, and thus do not need to rely on port cranes. Geared containerships are typically 2,500 TEU and smaller. All large containerships are fully cellular and call at ports with adequate shore-based loading and unloading equipment and facilities. Ships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 12,000 TEU. The main categories of ship are broadly as follows:

•	Large & Very Large: Ships with a capacity of 8,000 TEU or greater, which are restricted to employment on a small number of routes.

•

Post Panamax: Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion scheduled in 2014, which will allow ships up to 12,000 TEU to transit the waterway.

•	Panamax: Ships with a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

•	Intermediate: In this category the ships range in size between 2,000 and 2,999 TEU and are generally able to trade on all routes.

•	Handysize: Smaller ships with capacities ranging in size from 1,000 to 1,999 TEU, for use in regional trades.

•	Feeder: Ships of less than 1,000 TEU, which are normally employed as feeder vessels for trades to and from hub ports.

While new investment in the container shipping industry has tended to concentrate on building gearless vessels for the larger trade routes as port infrastructure improves, geared vessels are still very important for regional trade lanes and areas such as West Africa, the eastern coast of South America and certain Asian regions, including Indonesia, where port infrastructure may be poor or, in some cases, non-existent.

In February 2011 the world fleet of fully cellular containerships consisted of 4,756 vessels totaling 14.00 million TEU in nominal capacity. These figures exclude multipurpose and ro-ro vessels with container carrying capability.

World Cellular Containership Fleet by Size February 28, 2011

	Size (TEU)	No.	TEU (Thousand)
Feeder	<1,000	1,079	647
Handysize	1,000-1,999	1,214	1,744
Intermediate	2,000-2,999	714	1,809
Panamax	3,000-4,999	916	3,734
Post-Panamax	5,000-7,999	521	3,113
Large	8,000-9,999	244	2,088
Very Large	10,000+	68	861

	Total	4,756	13,995

Source: Drewry

The fleet has grown rapidly to meet the increases in trade rising from just under 5 million TEU at the end of 2000 to 14.0 million TEU at the end of February, 2011.

Development of World Container Fleet Capacity: 2000 to 2011

(Million TEU – End Period)

Source: Drewry

The non-weighted average age of all containerships currently in service is approximately 10 years, as of February 28, 2011.

Container Fleet Age Profile: February 28, 2011

Source: Drewry

In tandem with the growth in size of the overall fleet there have also been steady increases in ship size. The average size of containerships in service in 1997 was 1,590 TEU, but by February 2011 the average size had increased to 2,942 TEU. It will continue to rise due to the number of large-sized containerships on order. Indeed, the average size of containership on order as of February 28, 2011 was 5,391 TEU.

Furthermore, in the last couple of years there has been a dramatic jump in the size of the largest vessel in service, as the following chart indicates.

The Containership Fleet—Single Largest Vessel in Service

(TEU)

Source: Drewry

In February 2011, the containership newbuilding orderbook in terms of TEU size was 3.72 million TEU, equivalent to 27.0% of the existing cellular containership fleet.

Containership Orderbook by Size, February 28, 2011

Size Category	TEU	Number of Vessels	Capacity (Thousand TEU)	Orderbook Per cent. Existing Fleet
Very Large	10,000+	109	1,342	155.9
Large	8,000-9,999	112	950	45.5
Post Panamax	5,000-7,999	75	486	15.6
Panamax	3,000-4,999	145	600	16.1
Intermediate	2,000-2,999	65	165	9.1
Handysize	1,000-1,999	140	194	11.1
Feeder	< 1,000	55	43	6.6

Total		701	3,779	27.0

Source: Drewry

The size of the orderbook built up rapidly in the period 2006 to 2008, when strong freight rates and robust demand on the key arterial East-West routes encouraged high levels of new ordering. Since then, however, with a combination of deliveries, orderbook cancellations and conversions, and a total absence of new orders in 2009, the size of the total orderbook has substantially contracted. In 2010, there were new orders placed in the second half of the year by some of the major shipping lines, but new orders from independents were relatively few.

Most major containership operators have concentrated on investments in large and very large containerships (8,000+ TEU) and this sector alone currently accounts for a third of all current containership orders, measured by capacity.

Since reaching a peak in late 2008, very few new orders have been placed and the containership orderbook has declined somewhat in size due to a combination of deliveries of vessels and cancellations. It is impossible to determine exactly how many vessels have been cancelled since the downturn in the market, although it would appear that perhaps as much as 15% of the orderbook at its peak has been cancelled.

It is evident that the original peak for deliveries which was scheduled for 2010-11 is being flattened out and extended out towards 2012-14 as owners have negotiated considerable delays with Asian yards. As such, deliveries from the current orderbook will be spread out over a much longer period of time.

Containership Orderbook by Size and Scheduled Delivery Year—February 28, 2011

Source: Drewry

Most of the large and very large containerships are being built in South Korean shipyards, which currently account for approximately two-thirds of the containerships on order.

Not all of the vessels on order, especially those for delivery in 2011 and beyond, will have financing in place and in the current climate securing funding is proving difficult for many shipowners. Delays in accessing funding may contribute to ships being delayed beyond scheduled delivery dates.

Containership Orderbook by Country of Build—February 28, 2011

(Based on TEU)

Source: Drewry

Apart for the lack of funding, some of the orders which have been placed have been at “greenfield” yards—that is, shipyard facilities which have yet to be constructed and become operational. Some of these yards are also finding it difficult to secure funds to commence the construction of the actual shipyard, another possible cause of delays in the delivery of new ships.

Containerships: Scheduled vs. Actual Deliveries (‘000 TEU)

Scheduled deliveries based on the orderbook as of January 1, 2008, 2009 and 2010. 2010 actual deliveries may be subject to late reports

Source: Drewry

The extent to which delays in deliveries have already occurred can be seen by comparing scheduled and actual deliveries in the years 2008, 2009 and 2010. As can be seen in the chart above, delays in delivery increased dramatically in 2009, with only 1.1 million TEU of the 2.0 million TEU due to be delivered in 2009 being delivered by the end of the year. In effect, almost 50% of the new container tonnage which was scheduled to be delivered in 2009 will be delivered late. The provisional data for 2010 indicates a similar picture.

Slow Steaming

Excess shipping capacity and rising fuel prices have prompted operators in the container sector to reduce vessel operating speeds and thus reduce fuel costs, while at the same time requiring more ships to provide the same level of shipping capacity on a particular route. The impact of reducing sailing speeds on the number of days required to complete a round voyage on the three main routes is shown below.

Vessel Sailing Times

(Sailing Days – Round Voyage)

	Vessel Speed
Route	24.0 Knots	20.1 Knots	23.0 Knots	17.7 Knots
Asia-Europe	36.5	43.5	—	—
Trans-Pacific	—	—	23.4	30.4
Trans-Atlantic	—	—	23.4	30.4
Typical No of Vessels Deployed	8	9	5	6

Source: Drewry

A typical Asia—Europe string would comprise eight 8,000 TEU vessels operating at design speeds of 24 knots. By reducing the sailing speed of the vessels to 20 knots a further ship would be required to provide the same level of service. While this has the effect of absorbing additional shipping capacity, it also reduces fuel costs, as ships use less fuel when sailing at slower speeds. The exact savings will depend on the level of speed reduction and the prevailing fuel price, but based on current fuel prices, an 8,000 TEU vessel operating Asia- Europe would reduce the round trip fuel cost by approximately 30%, if it reduced sailing speeds from 24 to 20 knots

Global Alliances

Alliances are generally agreements that cover vessel sharing and operational matters such as the use of certain terminals, where carriers can take advantage of favorable terms for berthing. Often the alliance will implement a best ship policy, whereby members pool vessel resources to deploy the best appropriately-sized vessels in the same service. There are currently three main global alliances:

•	Grand Alliance. This alliance comprises Orient Overseas Container Line (OOCL), Hapag-Lloyd, and Nippon Yusen Kaisha (NYK).

•

New World Alliance. This alliance comprises Mitsui OSK Lines (MOL), Hyundai Merchant Marine and American President Line (APL). It operates within the Trans-Pacific, Trans-Atlantic and Asia-Europe trades.

•	CKYH Alliance. This alliance comprises Cosco, K Line, Yang Ming and Hanjin. It also operates within the Trans-Pacific, Trans-Atlantic and Asia-Europe trades.

While these are official alliances, there are now more agreements, if not necessarily formal alliances, between carriers who were once independent. For example, Evergreen has recently coordinated certain services with China Shipping, and MSC/CMA CGM and Maersk operate a number of joint string voyages in the Trans-Pacific. Also, there may be instances where outsiders cooperate with a more formal alliance. For example, Zim has contributed services to certain Grand Alliance loop voyages. Such cooperative agreements are often motivated by a desire to share costs and jointly fill cargo capacity to more efficiently operate single string voyages.

Container Freight Rates

The following chart shows the average container freight rate per TEU on the core East/West trade lanes: Trans-Pacific, Trans-Atlantic, and Asia-Europe. Terminal handling charges and intermodal rates, where applicable, are included.

Container Rates for East/West Routes: 2000 to 2010(1)

($/TEU)

(1) Provisional

Source: Drewry

Freight rates for specialized cargo, including refrigerated products, normally carry a premium due to increased costs of transportation and more expensive equipment such as temperature-controlled containers. Many surcharges, including fuel, congestion, currency adjustment, peak-season and heavyweight are standard practice in the industry and these are normally paid in addition to the basic port-to-port ocean freight.

Average Container Rates for East/West Routes: 2000 to 2010

(US$/TEU)

	$/TEU	Change YoY
2000	1,421	2.6%
2001	1,269	-10.7%
2002	1,155	-9%
2003	1,352	17.1%
2004	1,456	7.5%
2005	1,495	2.7%
2006	1,405	-6.0%
2007	1,435	2.1%
2008	1,580	10.1%
2009	1,146	-27.5%
2010	1,450	26.5%

Source: Drewry

Container Time Charter Rates

The same factors that drive freight rates also affect charter rates. The growth in demand for container shipping and the increasing trend among major container operators to charter-in tonnage have generally increased demand pressure and over time have caused an increase in time charter rates. The following chart indicates annual average charter rates for representative containerships from 2000 to February 2011.

One Year Time Charter Rates for Geared/Gearless Containerships 2000 to 2011

(US$ per Day)

Source: Drewry

One Year Containership Time Charter Rates 2000 to 2011

(Period Averages US$ per Day)

TEU	1,500 Geared	2,500 Geared	3,500 Gearless
2000	11,625	17,869	24,025
2001	9,475	13,938	19,325
2002	7,188	10,326	14,431
2003	11,741	17,833	23,666
2004	20,200	26,500	31,575
2005	25,125	35,250	38,875
2006	15,400	22,700	27,125
2007	14,175	25,325	29,975
2008	12,950	20,400	26,450
2009	4,800	5,575	6,375
2010	6,650	8,850	12,475
February 2011	10,300	14,000	16,700

Source: Drewry

With some exceptions, time charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even farther due to rising supply and very weak demand.

With the recovery in demand in 2010 charter rates across most sizes have improved from the lows of 2009, although in a historical context they still remain weak.

Containership Newbuilding Prices

Newbuilding prices have risen steadily since 2002, due to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders’ costs as a result of rising raw material prices, mainly steel. However, since the second half of 2008 weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009. Given the lack of new orders it is very difficult to assess the trend in newbuilding although all the evidence suggests that prices weakened substantially in 2009, before staging a modest recovery in 2010, as indicated by the figures in the table below.

Containership Newbuilding Prices: 2000 to 2011

(End Period US$ Millions)

TEU	500*	1,000*	1,500*	2,000	2,500	3,500	5,500	6,500
DWT	8,000	13,500	22,000	29,000	35,000	40-45,000	65-70,000	75,000
2000	9.4	17.6	23.1	28.5	33.5	39.0	57.0	67.1
2001	9.9	17.6	23.0	29.4	34.9	41.0	60.3	69.9
2002	9.5	15.6	20.8	25.6	29.3	33.8	52.3	63.5
2003	12.9	17.0	22.6	28.1	32.5	36.9	55.8	66.5
2004	18.0	22.0	31.1	34.9	43.4	50.3	74.3	86.0
2005	18.5	24.5	36.4	41.9	49.5	55.9	87.4	101.1
2006	15.8	22.6	34.4	40.3	47.3	54.4	85.0	97.6
2007	16.0	23.8	34.0	40.0	44.9	57.9	85.0	97.4
2008	16.0	27.3	34.0	40.0	55.0	63.8	76.0	97.0
2009	10.0	15.4	23.5	31.5	35.0	38.0	71.0	76.0
2010	10.3	16.9	24.0	31.5	35.0	38.6	68.6	74.8
February 2011	11.0	21.0	26.5	32.0	38.5	44.5	72.0	78.5

*	Geared Vessels, all Others Gearless

Source: Drewry

Containership Newbuilding Prices 2000 to 2011

(US$ Millions):

Source: Drewry

Containership Secondhand Prices

Vessel values are primarily driven by supply and demand for vessels. During extended periods of high demand, as evidenced by high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by age and specification and by the replacement cost (newbuilding price) in the case of vessels up to five years old. The following chart indicates average secondhand prices for containerships in the period from 2000 to February 2011.

Containership Secondhand Prices: 2000 to 2011

(US$ Millions)

Source: Drewry

Values for younger vessels tend to fluctuate on a percentage, if not on a nominal, basis less than values for older vessels. This is attributed to the finite life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates, while prices of older vessels are influenced more since their remaining economic life is limited.

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is therefore transparent and liquid, with a large number of vessels changing hands on an annual basis.

With the rise in freight rates in the period 2005-2008 secondhand values for containerships also increased for all major ship sizes. However, when demand fell in 2008 rates and values went into a steep decline. Since then there have been very few reported secondhand sales and the estimation of secondhand value is very difficult. Nevertheless, the number of vessels sold in 2010 and 2011 year-to-date indicates that the market picked up and this has been reflected by a slight upward movement in prices.

BUSINESS

Overview

We are a newly formed international shipping company focused on pursuing growth opportunities in the container shipping industry by leveraging the reputation, expertise and relationships of our management team and our Manager, Allseas, in identifying attractive vessel acquisition opportunities and maintaining cost-competitive, efficient operations. We were formed by Paragon Shipping Inc. (NYSE: PRGN), a leading global provider of shipping transportation services specializing in transporting drybulk cargoes. With the vessel purchases described below, our Initial Fleet, will be comprised of six containerships with a TEU weighted-average age of 2.5 years, a total capacity of over 28,000 TEU and a weighted-average remaining charter duration of 35.3 months.

At the closing of this offering, we will acquire from Paragon Shipping two 3,400 TEU 2010-built containerships and one 5,100 TEU 2007-built containership and from Proplous Navigation, a company owned by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, one 5,100 TEU 2007-built containership. In addition, our Manager, a company controlled by Mr. Bodouroglou, has entered into agreements with unaffiliated third parties to acquire one 4,500 TEU 2006-built containership and one 6,500-TEU 2010-built containership, which agreements it will assign to us, subject to the completion of this offering. We will fund the acquisition of the six vessels in our Initial Fleet with an aggregate of 5.0 million shares of our common stock, together with approximately $117.3 million in cash from the net proceeds of this offering and by fully drawing an aggregate of $130.0 million under the Credit Facilities, for which we have received commitment letters and with drawings of approximately $26.1 million under our unsecured credit facility with Paragon Shipping of up to $30.0 million. Our ability to complete the acquisition of our Initial Fleet will depend on our ability to enter into definitive documentation for each of our Credit Facilities following the completion of this offering. Mr. Michael Bodouroglou will also purchase 114,000 shares of our common stock in this offering at the initial public offering price. Following this offering, as a result of the 3,400 TEU and 5,100 TEU containership acquisitions described above and Mr. Michael Bodouroglou’s purchase of shares in this offering, Paragon Shipping and Mr. Michael Bodouroglou will beneficially own approximately 21.3% and 11.0% of our outstanding common stock, respectively.

We believe that despite the improvement following the downturn in global trade that began with the financial crisis in the Fall of 2008 and related developments in the seaborne transportation industry, there are significant opportunities, particularly in the container sector, to acquire vessels at relatively low prices and employ them in a manner that will provide attractive returns on capital. Asset values in the container shipping industry are currently below their 10-year historical averages and the charter market for containerships has shown improvement during 2010 and 2011 year to date. As a newly formed company, we are not burdened with legacy issues related to vessels that were purchased at values significantly above historical averages and commitments for newbuilds at costs significantly above current market values. In addition, we intend to maintain a moderate amount of leverage that we believe will provide us the financial flexibility to borrow additional capital, if needed, in the future in order to take advantage of attractive vessel acquisition opportunities. We believe that these circumstances present an opportunity for us to grow our fleet by making timely and selective acquisitions of containerships at attractive prices.

We intend to focus on containerships ranging from 1,700 TEU to 7,000 TEU as we believe this vessel size class provides attractive risk-return characteristics, but may evaluate other classes of containerships for potential vessel acquisitions as we seek to strategically diversify our fleet to serve various customers, trade routes and ports. A key element to our acquisition strategy will be to pursue vessels at attractive valuations relative to historical averages. Through the relationships of our Manager, we believe we will have ready access to additional vessel acquisition opportunities from liner companies, shipyards, distressed ship owners, financial institutions and ship brokers. In addition, we believe our Manager has a strong reputation as a reliable and cost-efficient operator, which we believe will benefit us in attracting chartering opportunities with leading liner companies, while assisting us in obtaining new credit facilities to fund the expansion of our fleet.

We expect to initially employ our Initial Fleet, and any additional vessels we acquire, on short- to medium-term time charters of one to five years, which will provide us with the benefits of stable cash flows and high utilization rates while preserving the flexibility to later capitalize on potentially rising charter rates with longer terms. We intend to charter our containerships to major charterers and to expand our relationships with leading liner companies in order to diversify our portfolio of charterers from both geographical and duration perspectives.

We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine. Beyond the acquisition of our Initial Fleet, which we expect to acquire using shares of our common stock, a portion of the net proceeds of this offering and by fully drawing under our Credit Facilities for which we have received commitment letters, we intend to finance future vessel acquisitions primarily through future equity offerings, drawings under additional credit facilities that we may enter into in the future and internally generated cash flow. We believe that maintaining a moderate amount of leverage and using equity to finance a portion of our growth will allow us to maintain a strong balance sheet and to preserve financial flexibility. In our view, this strategy is well suited to the current environment of global economic uncertainty while also maximizing returns for shareholders.

Management

Upon the closing of this offering and the delivery of the respective vessels to us, we will enter into long-term management agreements for each of the vessels included in our fleet, pursuant to which Allseas will be responsible for all the commercial and technical management functions of our Initial Fleet. We expect that the management agreements will be for an initial term of approximately five years and will automatically renew for additional five-year periods, unless in each case, at least 90 days advance notice of termination is given by either party. We will pay Allseas a technical management fee of €620 per vessel per day, or approximately $849 per vessel per day based on an exchange rate of $1.37:€1.00, the average U.S. dollar/Euro exchange rate for the first quarter of 2011 according to Bloomberg, on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The management fee will be adjusted annually in accordance with the official Eurozone inflation rate. We will also pay Allseas (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the four vessels in our Initial Fleet that are being acquired from affiliated companies. In addition, we will pay a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies.

Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Allseas is controlled by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer. Please see the section of this prospectus entitled “Our Manager and Management Agreements” for further details of the management agreements.

Upon the closing of this offering, we will also enter into an administrative services agreement with Allseas, under which, Allseas will provide us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. We expect that this agreement will provide that all costs and expenses incurred in connection with the provision of the above services by Allseas, which we anticipate will be between $25,000 and $40,000 per annum, will be reimbursed by us on a quarterly basis.

Furthermore, prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide our executive officers, who shall report directly to our board of directors, and our executive services, which include strategy, business development, marketing, finance and other services. The agreement will have an initial term of five years and will automatically renew for successive five year terms unless sooner terminated. We will reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement, which we estimate to be between $1.7 million and $1.8 million per annum.

Corporate Structure

We are currently a wholly-owned subsidiary of Paragon Shipping. At the closing of this offering, Paragon Shipping will surrender to us all shares of our capital stock that it currently holds. Upon the closing of this offering and the completion of the transactions described elsewhere in this prospectus, Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou will beneficially own approximately 21.3% and 11.0% of our outstanding common stock, respectively.

We will own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands and the Republic of Liberia.

Our Initial Fleet

Our Initial Fleet will consist of the following vessels: (i) two 3,400 TEU 2010-built containerships, the Box Voyager and the Box Trader, that Paragon Shipping currently owns and operates and will sell to us at the closing of this offering; (ii) two 5,100 TEU 2007-built containerships, the CMA CGM Kingfish and the CMA CGM Marlin, that Paragon Shipping and Proplous Navigation, a company owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, have each entered into agreements with unaffiliated third parties to acquire, respectively, and will sell to us subject to the completion of this offering; and (iii) one 4,500 TEU 2006-built containership, the MSC Siena, and one 6,500 TEU 2010-built containership, the Maule, which our Manager, a company controlled by Mr. Bodouroglou, has agreed to acquire from unaffiliated third parties and will assign to us, subject to the completion of this offering. We will enter into agreements with each of Paragon Shipping and Proplous Navigation for the purchase of each of the Box Trader, Box Voyager, CMA CGM Kingfish and CMA CGM Marlin, which will be subject to the completion of this offering.

The following table sets forth additional information about the vessels in our Initial Fleet:

Vessel	Year Built	TEU	Expected Delivery	Charterer	Daily Gross Charter Rate(3)	Remaining Time Charter Term(4)	Estimated Expiration of Charter
Box Trader	2010	3,426	May 31, 2011(1)	CSAV Valparaiso	$20,000	15 months(5)	August 2012

Box Voyager	2010	3,426	May 31, 2011(1)	CSAV Valparaiso	$20,000	15 months(5)	August 2012

CMA CGM Kingfish	2007	5,095	May 31, 2011(1)	CMA CGM	$23,000	35 months(5)	April 2014

CMA CGM Marlin	2007	5,095	May 31, 2011(1)	CMA CGM	$23,000	35 months(5)	April 2014

MSC Siena	2006	4,546	June 15, 2011	Maersk	$28,000	31 months(6)	January 2014

Maule	2010	6,589	May 31, 2011	CSAV(2) Valparaiso	$38,000	60 months(7)	May 2016

TEU weighted-average Fleet age/Total Fleet Capacity	2.5 years	28,177

(1)	June 30, 2011 is the cancelling date under the purchase agreement for this vessel.
(2)	The charterer has the option to purchase the vessel upon expiration of the charter, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, which is more than $20 million less than the purchase price that we will pay for the acquisition of the vessel, subject to the completion of this offering, less a 0.5% purchase commission payable to parties unaffiliated with us.
(3)	Represents the daily gross charter rate and does not reflect commissions payable by us to third party brokers and Allseas aggregating 1.25% for the CMA CGM Kingfish and the CMA CGM Marlin and 2.50% for each of the other vessels in our Initial Fleet, including in each case 1.25% to Allseas.
(4)	Represents the remaining time charter term from the time of the vessel’s expected delivery to us. The average remaining duration of the charters of our Initial Fleet is 35.3 months (weighted by aggregate contracted charter hire).
(5)	The charterer has the option to increase or decrease the term of the charter by 45 days.
(6)	The charterer has the option to extend the term of the charter by additional, one-year terms for four successive years at the same gross daily charter rate.
(7)	The charterer has the option to increase or decrease the term of the charter by 30 days.

Acquisition of Initial Fleet

Vessel Acquisitions by Paragon Shipping, Proplous Navigation and our Manager

The two 5,100 TEU 2007-built containerships, the CMA CGM Kingfish and the CMA CGM Marlin, that Paragon Shipping and Proplous Navigation, a company controlled by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, will sell to us, subject to the completion of this offering, are currently owned by unaffiliated third parties. Paragon Shipping and Proplous Navigation have agreed to acquire the CMA CGM Kingfish and the CMA CGM Marlin, respectively.

The following describes the material terms of each such agreement between Paragon Shipping and Proplous Navigation and the seller of such vessels:

Paragon Shipping and Proplous Navigation are required to pay a security deposit of 10% of the purchase price of the applicable vessel within three banking days after the later of the execution of the applicable agreement by both parties or the opening of a joint account and all subjects being lifted. The remaining 90% of the purchase price is due on delivery of the applicable vessel.

The CMA CGM Kingfish and the CMA CGM Marlin are expected to be delivered to Paragon Shipping and Proplous Navigation, respectively, by April 30, 2011. Paragon Shipping and Proplous Navigation each have the option to cancel their agreements by May 7, 2011 and April 15, 2011, respectively, if by such cancelling dates the sellers do not provide a written notice of readiness for delivery or fail to be ready to complete the transfer of the applicable vessel. If the sellers anticipate that the applicable vessel will not be ready for delivery by the delivery date, they may propose a new delivery date, which Paragon Shipping and Proplous Navigation may either accept or reject in accordance with the terms of their respective agreements.

In addition, our Manager, a company controlled by Mr. Bodouroglou, has entered into agreements with unaffiliated third parties to acquire one 4,500 TEU 2006-built containership, the MSC Siena, and one 6,500 TEU 2010-built containership, the Maule, for a purchase price of $59.6 million and $79.3 million, respectively, which agreements will be novated to us, subject to the completion of this offering. The purchase prices of the MSC Siena and the Maule are inclusive of a 1.0% commission payable to our Manager.

The following describes the material terms of each such agreement between our Manager and the respective sellers of the MSC Siena and the Maule:

Under both agreements, our Manager is required to pay a security deposit of 10% of the purchase price of the applicable vessel within three banking days after the later of the opening of a joint account and all subjects being lifted. The remaining 90% of the purchase price is due on delivery of the applicable vessel, but not later than three banking days after the vessel is physically ready for delivery and a definite notice of readiness has been tendered to our Manager as provided in the agreement.

The sales of the vessels are subject to physical inspection of the vessels, inspection of the vessels’ classification records and approval of the transactions by the buyer’s board of directors. Once the subjects have been lifted, the vessels are to be delivered no earlier than ten days after the 10% deposit has been lodged and no later than 45 days in the case of the MSC Siena and 30 days in the case of the Maule after the deposit has been lodged in the joint account, which are the cancelling dates under the respective agreements.

Under the agreement for the Maule, the charterer of the Maule has the option to purchase the vessel upon the expiration of the charter, provided the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated with us.

Vessel Acquisitions by Box Ships Inc.

We will enter into purchase agreements with each of Paragon Shipping and Proplous Navigation for the purchase of the two 3,400 TEU 2010-built containerships and the two 5,100 TEU 2007-built containerships in our Initial Fleet, upon the completion of this offering. We will form separate Liberian or Marshall Islands subsidiaries, each of which, as permitted by the terms of the purchase agreement, will be nominated by the purchaser named in the purchase agreement to take delivery of its vessel. The terms and conditions of the purchase agreements are described below.

Under the purchase agreements, we will be obligated to pay the vessel purchase price upon delivery of the applicable vessel and not later than five banking days after the vessel is physically ready for delivery and a notice of readiness has been given in accordance with the agreement. The expected delivery date for the vessels is May 31, 2011 and the cancelling date is June 30, 2011.

Our Key Strengths

We believe that the experience of our management team and the following attributes of our organization will enhance our ability to compete in the container shipping industry:

Experienced management team. Our Chairman, President and Chief Executive Officer has more than 30 years of experience in the international shipping industry and our Chief Financial Officer has more than 15 years experience in the shipping and finance industries. Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, while at Allseas, Paragon Shipping and Eurocarriers S.A., or Eurocarriers, has managed in excess of 50 vessels. We believe the strong relationships members of our management team have developed with shipping industry participants, including chartering brokers, shipbuilders and financial institutions, will provide us with vessel acquisition and employment opportunities in the containership sector as well the ability to access financing to grow our Company.

Young fleet acquired at an opportune time. Our Initial Fleet will consist of six containerships with a TEU weighted-average age of 2.5 years, and while we cannot assure you we will be able to do so, we aim to grow our fleet further through timely and selective acquisitions of young, secondhand containerships, which we consider to be not more than ten years of age. We believe that owning and operating a young fleet incorporating advanced technical specifications that are attractive to charterers, reduces operating costs and allows our fleet to be more reliable, which improves utilization. In addition, we believe that the acquisition of our fleet at attractive prices at an advantageous point in the shipping market cycle will allow us to achieve attractive returns as the containership charter market continues to improve.

Financial flexibility to pursue growth opportunities. As a recently formed company, we do not have a legacy fleet of highly leveraged vessels, which we believe will position us to grow our fleet by pursuing selective vessel acquisitions. Upon the consummation of this offering, we will have an Initial Fleet of six vessels, four of which will secure the Credit Facilities and two of which will be unencumbered and be available to secure future credit facilities we will seek to enter into to further expand our fleet. In addition, upon the completion of this offering, we will enter into an unsecured credit facility of up to $30.0 million with Paragon Shipping, of which we will draw down $26.1 million to partially fund the acquisition of our Initial Fleet and expect to draw most or all of the remaining borrowing capacity under this facility to meet the minimum liquidity of $8.0 million required under our Credit Facilities as of June 30, 2011.

Cost-competitive, efficient operations. Allseas, which we believe has established a reputation as an experienced and dependable vessel operator, will provide the commercial and technical management of our fleet. We believe that Allseas, due to its management of operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members, will be able to do so at a cost that would be lower than what could be achieved by performing these functions in-house and that Allseas’ rates are competitive with those that would be available to us through independent vessel management companies. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. Allseas currently provides commercial and technical vessel management services to NYSE-listed Paragon Shipping, our parent company prior to the completion of this offering.

Business Strategies

As a newly formed company, we are not burdened with legacy issues that are currently impacting other container shipping companies, such as the purchase of vessels at prices significantly above historical averages, commitments for newbuilds at costs significantly above current market values and long-term charters contracted at rates below current market levels. In addition, we intend to maintain a moderate amount of leverage that we believe will provide us the financial flexibility to borrow additional capital, if needed, in the future in order to take advantage of attractive vessel acquisition opportunities. Our strategy is to invest in vessels at favorable levels and to employ our fleet in a manner that produces consistent cash flow, which, in turn, funds attractive and sustainable dividends to our shareholders. Key elements of our business strategy include:

Invest in vessels at an attractive point in the container shipping cycle. We intend to expand our fleet beyond the six containerships comprising our Initial Fleet. As a recently formed company without a legacy fleet of highly leveraged vessels and two unencumbered vessels in our Initial Fleet, we believe we are well-positioned to take advantage of the significant opportunities created by the recent global economic slowdown and developments in the container shipping sector as vessel prices are currently below their 10-year historical averages and charter rates, while showing improvement in 2010 and 2011 year to date, continue to remain at levels well below their long-term averages.

Operate a young, high-quality fleet. The TEU weighted-average age of our Initial Fleet will be 2.5 years, while the average age of the world containership fleet was approximately 10 years as of February 28, 2011. The smaller class sizes of the worldwide containership fleet have a higher proportion of aging tonnage: the majority of containerships 25 years or older have carrying capacities below 4,000 TEUs. We intend to operate a young, high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements.

Strategically employ our vessels in order to maximize the opportunities in the chartering market. We plan to initially employ our Initial Fleet, and any additional vessels we acquire, on short- to medium-term time charters of one to five years with staggered maturities which will provide us with the benefits of stable cash flows and high utilization rates, while preserving the flexibility to capitalize on potentially rising rates by entering into longer-term period charters alongside any increase in containership charter rates toward their historical averages when the current time charters expire. We intend to charter our vessels to a diversified portfolio of leading liner charterers with staggered re-delivery dates in accordance with our market outlook.

Diversify our fleet to serve various trade routes and ports. We intend to focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU as we believe vessels of these sizes provide attractive risk-return characteristics, but may evaluate other classes of containerships for potential acquisitions as we seek to strategically diversify our fleet to serve a variety of customers, trade routes and ports. In evaluating vessel purchases, we plan to acquire young, secondhand vessels that were constructed to stringent technical specifications that meet all the class society requirements, with speed and consumption characteristics that are attractive to the liner companies and that we believe will provide an attractive return on equity.

Maintain a strong balance sheet with moderate leverage. As a recently formed company, we do not have a legacy fleet of highly leveraged vessels. We believe that maintaining a moderate amount of leverage will preserve financial flexibility and allow us to make opportunistic acquisitions consistent with our growth strategy. We expect to finance future vessel acquisitions beyond our Initial Fleet through a combination of future equity offerings, drawings under additional credit facilities that we may enter into in the future and internally generated cash flow. In our view, this strategy is well suited to the current environment of continuing global economic uncertainty.

Return substantially all of our operating cash flow to shareholders through quarterly dividends. We intend to distribute to our shareholders on a quarterly basis substantially all of our operating cash flow less any amounts required to pay cash expenses and capital expenditures, service our debt and maintain reserves for drydockings, surveys and other purposes as our board of directors may from time to time determine.

Our Charters

Chartering Strategy

Our strategy is to employ our Initial Fleet, and any additional vessels we acquire, under short- to medium-term time charters ranging from one to five years with staggered maturities, which we believe provides us with a stable cash flow base during the term of these charters. We intend to actively monitor charter rates and vessel operating expenses, as well as the cost of laying-up vessels, in order to selectively employ vessels as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

Classification and Inspection

Every commercial vessel’s hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for the intermediate survey and every four to five years for special surveys. Special surveys always require drydocking. Vessels that are 15 years old or older are necessary, as part of the intermediate survey process, to be drydocked every 24 to 30 months for inspection of the underwater portions of the vessel and for necessary repairs stemming from the inspection.

We expect that in addition to the classification inspections, many of our customers will regularly inspect our vessels as a precondition to chartering them for voyages. We believe that well-maintained, high-quality vessels will provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

We plan to implement the International Safety Management Code, which was promulgated by the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), to establish pollution prevention requirements applicable to vessels. We also plan to obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are necessary by the IMO.

Crewing and Employees

We expect that each containership we own will be crewed with 22 to 25 officers and seamen. Our Manager will be responsible for locating and retaining qualified officers for our vessels. The crewing agencies handle each seaman’s training, travel and payroll, and ensure that all the seamen on our vessels have the qualifications and licenses required to comply with international regulations and shipping conventions. We intend generally to man our vessels with more crew members than are necessary by the country of the vessel’s flag in order to allow for the performance of routine maintenance duties.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We intend to generally charter our vessels to counterparties we believe are creditworthy, such as well-established international container liner companies and government-owned entities rather than to more speculative or undercapitalized entities. Members of our executive management team have relationships with a geographically diverse group of container liner companies or their brokers, including many of the world’s largest container liner companies, as measured by TEU capacity. We believe that our management team’s network of relationships and more generally our Manager’s reputation and experience in the shipping industry will lead to competitive employment opportunities for our vessels in the future.

Competition

We plan to operate in markets that are highly competitive and based primarily on supply and demand. We expect to compete for charters on the basis of price, vessel location and size, age and condition of the vessel. We expect to compete with other owners of containerships, some of whom may also charter our vessels as customers. Ownership of containerships is highly fragmented and is divided among over 600 independent containership owners.

Paragon Shipping is contractually prohibited from competing with us in the international containership industry. Simultaneously with the closing of this offering, we will enter into a non-competition agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that will provide that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent, and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us the option to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our option to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

In the future, entities affiliated with our Chairman, President and Chief Executive Officer may seek to acquire containerships. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the product transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates required to operate our vessels. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our costs of doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We will be subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous substances, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the container shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We expect that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to the international shipping industry, including containerships.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels will be compliant in all material respects with these regulations. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018, and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. U.S. air emissions standards are now equivalent to these amended Annex VI requirements. More stringent emission controls may be required in designated Emission Control Areas, such as the area extending 200 nautical miles from the Atlantic Gulf and Pacific Coast of the United States and Canada and the Hawaiian Islands. We may incur costs to comply with these amended Annex VI standards.

Safety Management System Requirements

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that, upon acquisition, all our vessels will in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We will rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Upon acquisition, we expect all of the vessels in our operating fleet to be ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers will obtain documents of compliance for their offices and safety management certificates for all of our vessels for which such certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.1 years.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Upon acquisition, we expect that each of our vessels will be ISM Code certified. However, there can be no assurance that such certificates will be maintained.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation will apply to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention. The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. Upon acquisition, we expect to obtain Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. We expect that our containerships will be flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank (e.g., containership) vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We plan to maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. We expect to comply with all such regulations.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations governing the emission of greenhouse gases from motor vehicles. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our Manager intends to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided that the vessel is inspected underwater. Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. There are no drydocks scheduled or due during 2011 for any of the vessels in our Initial Fleet. The CMA CGM Kingfish and the CMA CGM Marlin are scheduled for drydocks in the first and second quarters of 2012, respectfully.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels that we have purchased and may agree to purchase in the future must be certified as being “in class” prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We intend to have all vessels that we acquire in the future, classed by IACS members.

Inspection by Classification Societies

The United States signed into law the 9/11 Commission Act on August 3, 2007. The 9/11 Commission Act requires that all containers destined to the United States be scanned by x-ray machines before leaving port. This new requirement for 100% scanning is set to take effect in 2014. Ports that ship to the United States will likely have to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Risk of Loss and Insurance Coverage

General

The operation of any containership includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we plan to maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our vessels that we acquire in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we plan to procure adequate insurance coverage, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We plan to maintain for any vessels we acquire marine hull and machinery and war risks insurance, which would cover the risk of actual or constructive total loss. We expect that any vessels we acquire would be covered up to at least fair market value with deductibles which vary according to the size and value of the vessel. We also plan to maintain increased value coverage for any vessels we acquire. Under this increased value coverage, in the event of total loss of a vessel, we would be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which we expect will insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

We expect that we will procure protection and indemnity insurance coverage for pollution in the amount of $1.0 billion per vessel per incident. The 13 principal underwriting member P&I Associations that comprise the International Group of P&I Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group of P&I Clubs, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group of P&I Clubs.

Properties

We do not expect to have any material real properties prior to the closing of this offering. Upon the closing of this offering, we intend to lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company controlled by our Chairman, President and Chief Executive Officer.

Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations, liquidity or cash flows, and we are not aware of any proceedings that are pending or threatened that may have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to our non-resident holders of common stock.

MANAGEMENT

Directors and Executive Officers of Box Ships Inc.

Our board of directors and executive officers will oversee and supervise our operations. Subject to this oversight and supervision, the vessels in our fleet will be managed generally by our Manager. Upon the closing of this offering and the delivery of the respective vessels to us, we will enter into separate management agreements for each of the vessels in our Initial Fleet, pursuant to which our Manager and its affiliates will provide to us commercial and technical management services. Please see the section of this prospectus entitled “Our Manager and Management Agreements—Management Agreements” for additional information about these agreements.

Our board of directors will be elected annually on a staggered basis, and each director will hold office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director will be as follows: our two Class A directors will serve for a term expiring at the 2012 annual meeting of shareholders, our Class B director will serve for a term expiring at the 2013 annual meeting of shareholders, and our Class C director will serve for a term expiring at the 2014 annual meeting of shareholders. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, and our Chief Financial Officer, Mr. Robert Perri, will allocate their time between managing our business and affairs, as such officers, and the business and affairs of Paragon Shipping, for which these individuals also serve as Chairman, President and Chief Executive Officer and financial officer, respectively. The amount of time Messrs. Bodouroglou and Perri will allocate among our business and the businesses of Paragon Shipping could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. While there will be no formal requirements or guidelines for the allocation of time that Messrs. Bodouroglou and Perri spend between our business and Paragon Shipping’s, the performance of their duties will be subject to the ongoing oversight of our board of directors.

Our officers and individuals providing services to us and our current or future subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Paragon Shipping or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof. Certain of our directors and executive officers also serve as executive officers or directors of Paragon Shipping, Allseas or their affiliates, and therefore, these individuals may encounter situations in which their obligations to Paragon Shipping, Allseas or their affiliates and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Paragon Shipping or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the international containership industry. Simultaneously with the closing of this offering, we will enter into a non-competition agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that will provide that so long as Mr. Michael Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us the option to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our option to acquire each vessel by way of an assignment of the relevant construction contract from Paragon

Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

The business address of each of our directors and executive officers listed below is c/o Box Ships Inc., 15 Karamanli Avenue, 16673, Voula, Greece. Ages of the following individuals are as of the date of this prospectus.

Name	Age	Position
Michael Bodouroglou	56	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	38	Chief Financial Officer
Achilleas Stergiou	61	Class A Director
Dimitar Todorov	55	Class B Director
A. Joel Walton	49	Class A Director

The business experience of these individuals is included below.

Michael Bodouroglou, age 56, our Chairman, President, Chief Executive Officer and a Class C director, has also served as Chairman, President and Chief Executive Officer of Paragon Shipping since June 2006. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners’ Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. In 2007, Mr. Bodouroglou was appointed as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale), who focus on continuously improving safety at sea.

Robert Perri, age 38, our Chief Financial Officer, has also served as the financial officer of Paragon Shipping since September 2010. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his bachelor of science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master’s of International Economics and Management

with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and has been the membership chair of the Hellenic CFA Society since 2005.

Achilleas Stergiou, age 61, is a Class A non-executive director. Since 2002, Mr. Stergiou has served as the managing director of Metrostar Management Corp. From 1995 to 2001, Mr. Stergiou served as the Vice President, Head of the Piraeus Greek Representative Office of J.P. Morgan-Chase Manhattan Bank, focusing on the bank’s shipping finance activity from 1998 to 2001 and performing shipping and private banking duties for the bank from 1995 to 1998. From 1990 to 1995, Mr. Stergiou served as Treasurer of Tsakos Shipping & Trading S.A. and from 1985 to 1990, Mr. Stergiou served as Investment Manager of Star Maritime S.A. – G.S. Livanos Group. From 1980 to 1995, Mr. Stergiou was a Registered Stockbroker at Merrill Lynch, Pierce, Fenner & Smith. Mr. Stergiou has served on the board of directors of Eleftheros Typos and Atlas Securities Co. He has also served as a member of the Investment Committees of Hermes Mutual Fund, a wholly-owned subsidiary of Commercial Bank of Greece, and Interinvest Mutual Fund. Mr. Stergiou graduated from the Hellenic School of Economics and Business Science with a degree in Accounting in 1975. He also holds a Master in Business Administration with a concentration in finance from McGill University, Montreal Canada.

Dimitar Todorov, age 55, is a Class B non-executive director. Since 2003, Mr. Todorov has been the Executive Director and a member of the board of directors of Odessos Shiprepair Yard S.A., a shiprepair and conversion yard in Bulgaria on the Black Sea. The main activities and responsibilities of Mr. Todorov in this position are general and commercial management of the yard, management of repair contracts, promotion of various investment projects, development of strategies and the pursuit of joint ventures with other entities. Mr. Todorov has served since 1980 in various other positions at Odessos Shiprepair Yard S.A., such as Technologist, Shiprepair Manager, Manager of Workshop, Head of the Production Department, Head of the Commercial Department and Commercial Director. Mr. Todorov graduated from the Technical University of Varna, Bulgaria as a Marine Engineer with a specialty in Ship’s Machines and Equipment. Mr. Todorov has extensive technical experience and competence in the shiprepair business.

A. Joel Walton, age 49, is a Class A non-executive director. Since May 2004, Mr. Walton has been the chief executive officer of the Maritime Authority of the Cayman Islands which also owns and operates the Cayman Registry. Prior to May 2004, Mr. Walton served in various posts within the Cayman Islands public sector, including that of Deputy Financial Secretary of the Cayman Islands for 11 years. Mr. Walton has also held appointments on a number of boards and committees in the Cayman public and private sectors, including: chairman of the Maritime Sector Consultative Committee; deputy chairman of the Cayman Islands Monetary Authority; chairman of the Cayman Islands Health Services Authority; chairman of the Company Sector Consultative Committee; deputy chairman of the Cayman Islands Public Service Pensions Board; and deputy chairman of the Cayman Islands Stock Exchange Authority. Mr. Walton has also held other board appointments, including with the Caribbean Utilities Company, Ltd., a Toronto Stock Exchange listed company with the Caribbean Development Bank. Mr. Walton obtained a Bachelor of Administration (Hons) degree with a specialization in finance from Brock University, Canada in 1983 and an MBA with a concentration in finance and strategic planning from the University of Windsor, Ontario in 1988.

Board of Directors and Committees

Our board of directors consists of the directors named above. In keeping with the corporate governance rules of the NYSE, from which we have derived our definition for determining whether a director is independent, our board of directors has determined that a majority of the directors on our board of directors are independent. Under the corporate governance rules of the NYSE, a director is not be considered independent unless the board of directors affirmatively determines that the director has no material relationship with us. In making this determination, our board of directors has broadly considered all facts and circumstances the board of directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee, a compensation committee, a nominating and corporate governance committee and a conflicts committee, each comprised of independent directors. In the case of our conflicts committee, it is also be a requirement that no member of the conflicts committee may participate in the evaluation or approval of any transaction in which such director, or a member of his family or his employer, has any financial interest. The initial members of the audit committee and the nominating and corporate governance committee are Messrs. Todorov, Walton, and Stergiou. The initial members of the compensation committee are Messrs. Todorov, Walton and Stergiou. The initial members of the conflicts committee are Messrs. Todorov, Walton and Stergiou.

Our audit committee consists of at least three independent directors. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls.

Our compensation committee is responsible for establishing directors and senior executive officers’ compensation and benefits, reviewing and making recommendations to the board of directors regarding our compensation policies, and overseeing our 2011 Equity Incentive Plan described below.

Our nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices and recommending director compensation. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

Our conflicts committee is comprised of directors who are neither officers nor directors of Paragon Shipping and who do not have a financial interest, including through a family or employment relationship, in any proposed transactions. The conflicts committee, which we are required to maintain pursuant to the terms of our code of ethics for so long as our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is a director or executive officer of ours or of Paragon Shipping or while Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, is intended to provide a mechanism for independent assessment of whether proposed arrangements with Paragon Shipping, Mr. Michael Bodouroglou, and any entity controlled by Mr. Bodouroglou, and their respective affiliates, or proposed modifications to arrangements with Paragon Shipping, Mr. Bodouroglou, any entities controlled by Mr. Bodouroglou and their respective affiliates, are fair and reasonable to us. The board of directors is not obligated to seek approval of the conflicts committee on any matter; however, consistent with the related persons transaction policy we plan to adopt prior to the completion of this offering, the board of directors may submit such proposed arrangements or modifications to the conflicts committee. Please see the section of this prospectus entitled “Certain Relationships and Related-Party Transactions—Review and Approval of Transactions with Related Persons” for the details of this policy. For matters presented to it, the conflicts committee determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, taking into account the totality of the relationship between the parties involved, including other transactions that may be particularly favorable or advantageous to us. Our board of directors has the power to override a determination by the committee. However, a determination by directors who were interested in the transaction would be subject to Section 58 of the Marshall Islands Business Corporation Act, which provides that the transaction may be void or voidable unless the material facts of the interested directors’ interests are known or disclosed to the board of directors and the board of directors approves the transaction by a vote sufficient for such purpose without counting the vote of the interested directors, or if the vote of the disinterested directors is insufficient, by unanimous vote of the disinterested directors.

Executive Compensation

We were formed on May 19, 2010. We have not paid any compensation to our directors or officers or accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to this offering.

Prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide our executive officers, who shall report directly to our board of directors, and our executive services, which include strategy, business development, marketing, finance and other services. The agreement will have an initial term of five years and will automatically renew for successive five year terms unless sooner terminated. We will reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement, which we estimate to be between $1.7 million and $1.8 million per annum.

In connection with this offering, we will grant 100,000 shares of restricted common stock to Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, under our 2011 Equity Incentive Plan, with such restricted shares being valued at the initial public offering price of $12.00 per share. We will recognize compensation expense with respect to such restricted shares over the three-year vesting period of such restricted shares that are issued to Mr. Bodouroglou. The effectiveness of this grant is conditioned upon the closing of this offering. All such restricted shares will vest ratably in annual installments over a three-year period commencing on the first anniversary of the closing of this offering. All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan) or the termination of Mr. Bodouroglou’s service to our company without cause (as defined under our 2011 Equity Incentive Plan). If Mr. Bodouroglou’s service to our company is terminated by reason of his death or disability (each as defined under our 2011 Equity Incentive Plan), the restrictions will lapse as to a pro rata percentage of the shares, calculated monthly, that would otherwise vest at the next anniversary of the grant date. If Mr. Bodouroglou voluntarily terminates his service to our company or he is removed for cause, then all of his unvested restricted shares will be forfeited.

Compensation of Our Directors

We anticipate that each non-employee director will receive compensation for attending meetings of the board of directors, as well as committee meetings. We expect that non-employee directors will receive a director fee of $40,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

In addition, in connection with this offering, we will grant 1,000 shares of restricted common stock to each of our non-executive directors under our 2011 Equity Incentive Plan, with such restricted shares being valued at the initial public offering price of $12.00 per share. We will recognize compensation expense with respect to such restricted shares over the three-year vesting period of such restricted shares. The effectiveness of this grant is conditioned upon the closing of this offering. All such restricted shares will vest ratably in annual installments over a three-year period commencing on the first anniversary of the closing of this offering. All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan) or the termination of the non-executive director’s service to our company as a director, unless the non-executive director voluntarily terminates his service or he is removed as a director for cause (as defined under our 2011 Equity Incentive Plan), in which case all unvested restricted shares will be forfeited.

Compensation to Employees of Our Manager

In connection with this offering, we will grant an aggregate of 10,000 shares of restricted common stock to certain employees of our Manager under our 2011 Equity Incentive Plan, with such restricted shares being valued at the initial public offering price of $12.00 per share. We will recognize compensation expense with respect to such restricted shares over the three-year vesting period of such restricted shares. The effectiveness of these grants is conditioned upon the closing of this offering. All such restricted shares will vest ratably in annual installments over a three-year period commencing on the first anniversary of the closing of this offering. All such restricted shares will vest in full immediately upon the occurrence of a change of control (as defined under our 2011 Equity Incentive Plan) or the termination of the employee’s service to our Manager, unless the employee voluntarily terminates his service or he is removed for cause (as defined under our 2011 Equity Incentive Plan), in which case all unvested restricted shares will be forfeited.

2011 Equity Incentive Plan

We have adopted the Box Ships Inc. 2011 Equity Incentive Plan, effective upon the closing of this offering, under which our and our affiliates’ employees, officers, directors, consultants and service providers will be eligible to participate. The plan provides for the award of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

Administration

The plan will be administered by our board of directors. To the extent permitted by law and consistent with the terms of the plan, the board of directors may elect to delegate its responsibilities and powers to such committee of our board, or such other person or persons, as the board may designate, other than the authority to amend or terminate the plan. The plan administrator will have the authority to, among other things, designate participants under the plan, determine the type or types of awards to be granted to a participant, determine the number of shares of common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the plan.

Number of Shares of Common Stock

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of shares of common stock available for delivery pursuant to awards granted under the plan is 1,000,000 shares. If any award is forfeited or otherwise terminates or is cancelled without delivery of the shares of common stock, those shares will again be available for grant under the plan. Shares of our common stock delivered under the plan will consist of authorized but unissued shares or shares acquired by us in the open market, from us or from any other person or entity.

Stock Options and Stock Appreciation Rights

The plan will permit the grant of options covering the common stock and the grant of stock appreciation rights. A stock appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a share of common stock on the exercise date over the base price established for the stock appreciation right. Such excess may be paid in shares of common stock, cash, or a combination thereof, as determined by the plan administrator in its discretion. The plan administrator will be able to make grants of stock options and stock appreciation rights under the plan containing such terms as the plan administrator may determine. Stock options and stock appreciation rights may have an exercise price or base price that is no less than the fair market value of our common stock on the date of grant. In general, stock options and stock appreciation rights granted will become exercisable over a period determined by the plan administrator.

Restricted Stock and Restricted Stock Units

Restricted stock is subject to forfeiture prior to the vesting of the award. A restricted stock unit is notional stock that entitles the grantee to receive a share of common stock following the vesting of the restricted stock unit or, in the discretion of the plan administrator, cash equivalent to the value of the common stock. The plan administrator may determine to make grants under the plan of restricted stock and restricted stock units to plan participants containing such terms as the plan administrator may determine. The plan administrator will determine the period over which restricted stock and restricted stock units granted to plan participants will vest. The plan administrator may base its determination upon the achievement of specified performance goals.

Unrestricted Stock

The plan administrator, in its discretion, may grant shares of our common stock free of restrictions under the plan in respect of past services or other valid consideration.

Change of Control

Unless otherwise provided in the instrument evidencing the award, in the event of a change in control of Box Ships Inc., all outstanding awards will become fully and immediately vested and exercisable.

Term, Termination and Amendment of Plan

Our board of directors, in its discretion may terminate, suspend or discontinue the plan at any time with respect to any award that has not yet been granted. Unless the plan is terminated earlier, no award may be granted under the plan following the tenth anniversary of the date of the plan’s adoption by our board of directors. Our board of directors also has the right to alter or amend the plan or any part of the plan from time to time, subject to shareholder approval in certain circumstances as provided in the plan. The plan administrator may also modify outstanding awards granted under the plan. However, other than adjustments to outstanding awards upon the occurrence of certain unusual or nonrecurring events, generally no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

OUR MANAGER AND MANAGEMENT AGREEMENTS

We believe that our business will benefit through access to the expertise and resources of Allseas and its subsidiaries. Accordingly, upon the closing of this offering and delivery of the respective vessels we will enter into long-term management agreements with them from time to time pursuant to which Allseas will be responsible for all the commercial and technical management functions of our fleet.

A summary of the management agreements that we will enter into is set forth below. Capitalized words and expressions used but not defined herein shall have the meanings given to them in the management agreement, as applicable. Because the following is only a summary, it does not contain all information that you may find useful. For more complete information, you should read the entire management agreement, a form of which we will include as an exhibit to the registration statement of which this prospectus is a part and is incorporated into this prospectus by reference.

Management Agreements

Under the management agreements, we expect that Allseas will be responsible for providing us with substantially all of our services, including:

•

commercial management services, which include chartering the vessels that we own; assisting in our chartering; monitoring various types of charters, such as time charters and voyage charters; monitoring the performance of our vessels; locating, purchasing, financing and negotiating the purchase and sale of our vessels; and finance and accounting functions; and

•

technical management services, which include arranging for and managing crews; maintenance; drydocking; repairs; insurance; maintaining regulatory and classification society compliance; and providing technical support.

We also expect that Allseas will use its best efforts to provide these services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Our Manager has in-house technical management capabilities which it continues to expand. Allseas will remain responsible for any subcontracted services. We will indemnify our Manager for losses it incurs in connection with providing these services, excluding losses caused by the recklessness, gross negligence or willful misconduct of our Manager or its employees or agents. Our Manager will indemnify us for our losses caused by its recklessness, gross negligence or willful misconduct.

Term and Termination Rights

We expect that the management agreements will be for an initial term of approximately five years and will automatically renew for additional five-year periods, unless in each case, at least 90 days advance notice of termination is given by either party.

Termination after Our Change of Control

We expect that the management agreements will terminate upon a change of control (as defined below) of us.

“Change of control” means the occurrence of any of the following:

•

the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to Paragon Shipping or any of its affiliates;

•	the adoption by our board of directors of a plan of liquidation or dissolution of us;

•

the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than Paragon Shipping or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of our voting shares, measured by voting power rather than number of shares;

•

if, at any time, we become insolvent, admit in writing our inability to pay our debts as they become due, are adjudged bankrupt or declare our bankruptcy or make an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commence or consent to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

•

we consolidate with, or merge with or into, any person (other than Paragon Shipping or any of its affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which outstanding shares of our common stock are converted into or exchanged for cash, securities or other property, or receive a payment of cash, securities or other property, other than any such transaction where any shares of our common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our board of directors are not continuing directors.

“Continuing directors” means, as of any date of determination, any member of our board of directors who was:

•	a member of our board of directors on the date immediately after the closing of this offering; or

•

nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the closing of this offering or whose nomination or election was previously so approved.

Compensation of Our Manager

We will pay Allseas a technical management fee of €620 per vessel per day (or approximately $849 per vessel per day based on an exchange rate of $1.37:€1.00, the average U.S. dollar/Euro exchange rate for the first quarter of 2011 according to Bloomberg), on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The management fee will be adjusted annually in accordance with the Eurozone inflation rate. We also pay Allseas a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. We will also pay Allseas a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the four vessels in our Initial Fleet that are being acquired from affiliated companies. In addition, we will pay a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date.

We will also enter into a separate administrative services agreement with Allseas, under which, Allseas will provide us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. We expect that this agreement will provide that all costs and expenses incurred in connection with the provision of the above services by Allseas, which we anticipate will be between $25,000 and $40,000 per annum, will be reimbursed by us on a quarterly basis.

Furthermore, prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide our executive officers, who shall report directly to our board of directors, and our executive services, which include strategy, business development, marketing, finance and other services. The agreement will have an initial term of five years and will automatically renew for successive five year terms unless sooner terminated. We will reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement, which we estimate to be between $1.7 million and $1.8 million per annum.

Amendments

We expect that each of the management agreements, the administrative services agreement and the executive services agreement may not be amended without the consent of both parties.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Purchase Agreements with Paragon Shipping and Proplous Navigation

At the closing of this offering, Paragon Shipping will sell to us two 3,400 TEU 2010-built containerships that it currently owns and operates in consideration for 2,266,600 shares of our common stock and approximately $69.2 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities for which we have received commitment letters. We will also acquire certain inventory on board the vessels upon their delivery to us, which had an aggregate value as of December 31, 2010 of approximately $0.3 million. In addition, Paragon Shipping and Proplous Navigation, a company controlled by Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, have each agreed to acquire from unaffiliated third parties one 5,100 TEU 2007-built containership, the CMA CGM Kingfish and the CMA CGM Marlin, respectively, that they will sell to us, subject to the completion of this offering. We will fund the acquisition of the CMA CGM Kingfish with 1,170,900 shares of our common stock and approximately $35.8 million in cash from the net proceeds of this offering. We will fund the acquisition of the CMA CGM Marlin with 1,562,500 shares of our common stock, issuable to Proplous Navigation, which expects to nominate Neige International, a company controlled by Mr. Bodouroglou, to receive the shares, together with $29.5 million in cash from the net proceeds of this offering. The cash consideration payable for the acquisition of the CMA CGM Kingfish and the CMA CGM Marlin, respectively, includes amounts payable to each of Paragon Shipping and Proplous Navigation of approximately $2.0 million for the reimbursement of a purchase commission paid to Allseas, in the amount of $525,000 per vessel, additional warehousing costs and financing expenses and other direct expenses of Paragon Shipping and Proplous Navigation, respectively.

We will enter into agreements with each of Paragon Shipping and Proplous Navigation to purchase the vessels described above, subject to the completion of this offering. For further discussion on the purchase agreements, please see “Business—Acquisition of Initial Fleet—Vessel Acquisitions by Box Ships Inc.”

From time to time, Paragon Shipping advances funds to us to cover expenses incurred by us in connection with this offering, which we expect to reimburse with a portion of the net proceeds of this offering. As of December 31, 2010, such advances totaled approximately $0.4 million.

We are currently a wholly-owned subsidiary of Paragon Shipping. At the closing of this offering, Paragon Shipping will surrender to us all shares of our capital stock that it currently holds. Upon the closing of this offering and the completion of the transactions described above, Paragon Shipping and Mr. Bodouroglou will beneficially own approximately 21.3% and 11.0% of our outstanding common stock, respectively.

Novation of Agreements with Allseas

Allseas has agreed to acquire from unaffiliated third parties one 4,500 TEU 2006-built containership, the MSC Siena, and one 6,500 TEU 2010-built containership, the Maule, for a purchase price of $59.6 million and $79.3 million, respectively, which purchase agreements it will novate to us, subject to the completion of this offering. The purchase prices of the MSC Siena and the Maule are inclusive of a 1.0% commission payable to our Manager. For a discussion of the terms of the purchase agreements between Allseas and the unaffiliated third party sellers, see “Business—Acquisition of Initial Fleet—Vessel Acquisitions by Paragon Shipping, Proplous Navigation and our Manager.”

We will fund the acquisition of the MSC Siena and the Maule with a portion of the net proceeds from this offering, borrowings under the Credit Facilities for which we have received commitment letters and amounts drawn under our unsecured credit facility with Paragon Shipping.

Management Agreements with Allseas

Upon the closing of this offering and the delivery of the respective vessels to us, we will enter into separate management agreements for each of the vessels in our Initial Fleet, pursuant to which Allseas will be responsible for all the commercial and technical management functions of our fleet. Additional containerships that we acquire in the future may be managed by Allseas or unaffiliated management companies. Please see the section of this prospectus entitled “Our Manager and Management Agreements—Management Agreements” for further details of the management agreements.

Administrative Services Agreement with Allseas

Upon the closing of this offering, we will enter into an administrative services agreement with Allseas, under which, Allseas will provide us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. We expect that this agreement will provide that all costs and expenses incurred in connection with the provision of the above services by Allseas, which we anticipate will be between $25,000 and $40,000 per annum, will be reimbursed by us on a quarterly basis.

Executive Services Agreement with Allseas

Prior to the closing of this offering, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide our executive officers, who shall report directly to our board of directors, and our executive services, which include strategy, business development, marketing, finance and other services. The agreement will have an initial term of five years and will automatically renew for successive five year terms unless sooner terminated. We will reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement, which we estimate to be between $1.7 million and $1.8 million per annum.

Our Executive Officers and Certain of Our Directors

Michael Bodouroglou, our Chairman, President and Chief Executive Officer, and Robert Perri, our Chief Financial Officer, are also employees of Paragon Shipping. Mr. Bodouroglou serves as the Chairman, President and Chief Executive Officer of Paragon Shipping and Mr. Perri serves as the financial officer of Paragon Shipping. Mr. Bodouroglou also owns and controls 100% of Allseas, our Manager. Mr. Bodouroglou will also purchase 114,000 shares of our common stock in this offering at the initial public offering price.

Distributions and Payments to Paragon Shipping its Affiliates

The following table summarizes distributions and payments to be made by us to Paragon Shipping or its affiliates in connection with our formation and to Allseas, which will be our Manager, or its affiliates, in connection with our ongoing operation of the management agreements we will enter into with Allseas. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by Paragon Shipping in consideration for its sale to us of two 3,400 TEU 2010-built containerships and one 5,100 TEU 2007-built containership	3,437,500 shares of common stock, together with $105.0 million in cash from the net proceeds of this offering and borrowings under the Credit Facilities for which we have received commitment letters.

The consideration received by Proplous Navigation in consideration for its sale to us of one 5,100 TEU 2007-built containership	1,562,500 shares of common stock, issuable to Proplous Navigation, which expects to nominate Neige International, a company controlled by Mr. Bodouroglou to receive such shares, together with $29.5 million in cash from the net proceeds of this offering.

Operational Stage

Dividends to Paragon Shipping and Proplous Navigation	Based on their ownership of shares of our common stock, Paragon Shipping and Neige International, as nominee of Proplous Navigation, which is controlled by our Chairman, President and Chief Executive Officer, will be entitled to receive dividends that our board of directors declares on our common stock.

Payments to our Manager	Allseas, our Manager, will manage our operations, subject to the oversight of our board of directors and the supervision of our executive officers. Pursuant to the management agreements, we expect that Allseas will be responsible for the commercial and technical management functions of our fleet. We will pay for these services pursuant to the terms set forth in the management agreements. We will not be able to quantify in advance these costs because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are not specified or fixed, and we expect that the aggregate amount of these costs will vary from period to period. Please see the section of this prospectus entitled “Our Manager and Management Agreements—Management Agreements” for further information about the management agreements.

We will also enter into an administrative services agreement with Allseas, under which, Allseas will provide us with telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services at cost. We expect that this agreement will provide that all costs and expenses incurred in connection with the provision of the above services by Allseas will be reimbursed by us on a quarterly basis.

Furthermore, we will enter into an executive services agreement with Allseas, pursuant to which Allseas will provide our executive officers, who shall report directly to our board of directors, and our executive services, which include strategy, business development, marketing, finance and other services. We will reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement.

Agreements Governing the Transactions

We have entered into or will enter into various agreements with Paragon Shipping and Allseas that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Credit Facility with Paragon Shipping

For a discussion of the unsecured credit facility of up to $30.0 million with Paragon Shipping we will enter into upon the completion of this offering, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit facility of up to $30.0 million with Paragon Shipping.”

Non-Competition Agreement with Paragon Shipping and Our Chairman, President and Chief Executive Officer

Simultaneously with the closing of this offering, we will enter into an agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, reflecting, among others, the provisions described below.

For so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable. Notwithstanding this agreement, Paragon Shipping may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the international containership industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us the option to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our option to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

Business Opportunities

Paragon Shipping and we will agree that so long as Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock and Mr. Michael Bodouroglou is a director or executive officer of both Paragon Shipping and our Company, Paragon Shipping will not acquire or enter into any charter for containerships and we will not acquire or enter into any charter for drybulk carriers of which it, they or we become aware.

Amendments

The portions of our agreement with Paragon Shipping that relate to conflicts of interest with Paragon Shipping may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common stock.

Termination

If Paragon Shipping no longer beneficially own shares representing at least 5% of the total issued and outstanding shares of our common stock or Mr. Michael Bodouroglou is no longer a director or executive officer of both Paragon Shipping and our Company, then this agreement with respect to the obligations of Paragon Shipping will terminate.

Registration Rights

Prior to or at the closing of this offering, we will enter into a registration rights agreements with Paragon Shipping and Proplous Navigation, pursuant to which we will grant Paragon Shipping and Proplous Navigation, and their affiliates, certain registration rights with respect to our common stock. Pursuant to the agreements, Paragon Shipping and Proplous Navigation will have the right, subject to certain terms and conditions, to require us, on up to three separate occasions following the first anniversary of this offering, to register under the Securities Act, shares of our common stock held by Paragon Shipping and Proplous Navigation, and their affiliates, for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common stock by us.

Office Lease

Upon closing of this transaction we intend to lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. The term of the lease will be for one year and will expire in 2012. The monthly lease payment for the first year is €500, plus 3.6% tax and thereafter it will be adjusted annually for inflation increases.

Review and Approval of Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a policy and procedures for review, approval and monitoring of transactions involving our Company and “related persons” (generally, directors and executive officers, director nominees, shareholders owning five percent or greater of any class of our voting securities, immediate family members of the foregoing). The policy will cover any related person transaction involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest and will be applied to any such transactions proposed after its adoption.

Related person transactions must be approved by the board of directors or by the conflicts committee, which will approve the transaction only if they determine that it is in the best interests of our company. In considering the transaction, the board of directors or conflicts committee will consider all relevant factors, including as applicable (i) the related person’s interest in the transaction; (ii) the approximate dollar value of the amount involved in the transaction; (iii) the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss; (iv) our business rationale for entering into the transaction; (v) the alternatives to entering into a related person transaction; (vi) whether the transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party; (vii) the potential for the transaction to lead to an actual or apparent conflict of interest and any safeguards imposed to prevent such actual or apparent conflicts; (viii) the overall fairness of the transaction to us; and (ix) any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction. If a director is involved in the transaction, he or she will not cast a vote regarding the transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of our common stock as of the date of this prospectus and upon completion of this offering and the related transactions held by beneficial owners of 5% or more of our common stock and by all of our directors and officers as a group. Under our amended and restated articles of incorporation, as of the date of this prospectus, Paragon Shipping beneficially owns 100 shares, or 100%, of our common stock. Our officers and directors who hold shares of our common stock do not have different voting rights than other holders of our common stock.

	Common Stock Beneficially Owned Prior to Offering		Common Stock to be Beneficially Owned After Offering and Vessel Purchases
Name and Address of Beneficial Owner(2)	Number	Percentage	Number	Percentage(1),(4)
Paragon Shipping Inc.	100	100%	3,437,500	21.3%
Michael Bodouroglou(3)	—	—	1,776,500	11.0%
Directors and executive officers as a group (other than Mr. Bodouroglou)	—	—	3,000	*

*	Less than 1%.
(1)	Assumes the underwriters do not exercise their over-allotment option.
(2)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(3)	After the completion of this offering, Mr. Bodouroglou may be deemed to beneficially own 1,776,500 shares of our common stock, or approximately 11.0%, including 1,562,500 shares owned through Proplous Navigation or its expected nominee, Neige International, each a company controlled by Mr. Bodouroglou.
(4)	Total includes 113,000 restricted shares to be issued under the 2011 Equity Incentive Plan.

DESCRIPTION OF CAPITAL STOCK

The following is a description of material terms of our amended and restated articles of incorporation and amended and restated bylaws currently in effect. Because the following is a summary, it does not contain all information that you may find useful. For more complete information, you should read our amended and restated articles of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as is stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our amended and restated articles of incorporation and amended and restated bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Our amended and restated articles of incorporation provide for shares of common stock, which each have one vote per share. Our authorized capital stock consists of 500,000,000 shares, of which:

•	475,000,000 shares are designated as common stock, par value $0.01 per share;

•

25,000,000 shares are designated as preferred stock, par value $0.01 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Shareholder Rights Agreement described under “—Shareholder Rights Agreement.”

Upon completion of this offering, we will have outstanding 16,113,000 shares of common stock, including 113,000 restricted shares to be issued under the 2011 Equity Incentive Plan in connection with this offering, and no shares of preferred stock.

Common Stock

Voting Rights

Generally, Marshall Islands law provides that the holders of a class of stock are entitled to a separate class vote on any proposed amendment to our articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Holders of shares of our common stock have identical rights entitling the holder to one vote per share.

Dividends

Marshall Islands law generally prohibits the payment of a dividend when a company is insolvent or would be rendered insolvent by the payment of such a dividend or when the declaration or payment would be contrary to any restrictions contained in the company’s articles of incorporation. Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends. In the event a stock dividend is paid, the holders of our common stock will receive shares of our common stock, or rights to acquire shares of our common stock, as the case may be.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock.

Conversion

Shares of our common stock are not convertible into any other shares of our capital stock.

Other Rights

Holders of our common stock do not have redemption or preemptive rights to subscribe for any of our securities. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of any shares of preferred stock that we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

We have designated 1,000,000 shares of our preferred stock as Series A Participating Preferred Stock in connection with the adoption of our Shareholder Rights Agreement described under “—Shareholder Rights Agreement.”

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting. Our amended and restated articles of incorporation provides that our board of directors must consist of at least three members, with the exact number to be fixed by a vote of at least two-thirds of the entire board of directors. Directors are elected annually on a staggered basis, whereby each director is divided into one of three classes, which shall be as nearly equal in number as possible. Each director shall serve for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws, annual meetings of shareholders are held at a time and place selected by our board of directors. The meetings may be held in or outside of the Republic of the Marshall Islands. Special meetings may be called at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for the shareholder’s shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of shares of our common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Director Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our amended and restated articles of incorporation bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by law. Our amended and restated bylaws also authorize us to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Simultaneously with the closing of this offering, we will enter into a non-competition agreement with Paragon Shipping and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that will provide that so long as Mr. Bodouroglou is a director or executive officer of our Company (i) Mr. Bodouroglou and any entity which he controls and (ii) during any period in which Mr. Bodouroglou is also a director or executive officer of Paragon Shipping and Paragon Shipping is the holder of more than 5% of the total issued and outstanding shares of our common stock, Paragon Shipping, will be prohibited from acquiring or entering into any charter for containerships without our prior written consent and we will not acquire or enter into any charter for drybulk carriers without the prior written consent of Mr. Bodouroglou, such entities controlled by him and Paragon Shipping, as applicable.

We have entered into an agreement with Paragon Shipping pursuant to which Paragon Shipping has granted us the option to acquire two 4,800 TEU newbuilding containerships for which Paragon Shipping has entered into construction contracts and that are scheduled to be delivered during the fourth quarter of 2013. We may exercise our option to acquire each vessel by way of an assignment of the relevant construction contract from Paragon Shipping at any time prior to the applicable vessel’s delivery to Paragon Shipping or purchase of such vessel at any time after its delivery to Paragon Shipping, so long as the vessel is owned by Paragon Shipping at such time. The purchase price of the options will be equal to the greater of (i) Paragon Shipping’s actual carrying cost of the vessel at the date the option is exercised, plus any actual expenses incurred by Paragon Shipping in connection with the construction contracts or the vessels and (ii) the fair market value of the vessel at the date the option is exercised as determined by the average of two independent ship brokers selected by Paragon Shipping and us. To the extent we do not exercise our option to acquire one or both of these vessels, Paragon Shipping will be permitted to operate, or sell, the vessels pursuant to a waiver that we will grant to Paragon Shipping under the non-competition agreement, provided that Paragon Shipping will grant to us a right of first offer on any proposed sale, transfer or other disposition of the vessels and a right of first refusal over any containership chartering opportunities.

The agreements described above have the effect of limiting the conflicts of interest that our directors and officers who also serve as directors or officers of Paragon Shipping or its other affiliates may have. There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Anti-Takeover Effect of Certain Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

Several provisions of our amended and restated articles of incorporation and amended and restated bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of “blank check” preferred stock. Our board of directors could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our common stock. The issuance of preferred stock, of which 1,000,000 shares is designated Series A Participating Preferred Shares in connection with our adoption of a Shareholder Rights Agreement described under “—Shareholder Rights Agreement”, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and might harm the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Classified Board of Directors

Our amended and restated articles of incorporation provide that our board of directors serve staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause upon the affirmative vote of not less than two-thirds of the outstanding shares of the capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our amended and restated bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated bylaws provide that, subject to certain limited exceptions, only the chairman of the board of directors, a majority of the board of directors or any officer of the Company who is also a director may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting of shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting of shareholders. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Business combinations

Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we have included these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:

•	any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

•

any person who is our affiliate or associate, other than Paragon Shipping, Mr. Bodouroglou and any entity controlled by Michael Bodouroglou, and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person’s status as an interested shareholder is determined, and the affiliates and associates of such person, provided, however, that the term “interested shareholder” will not include any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by us; provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of our voting shares, except as a result of further action by us not caused, directly or indirectly, by such person.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding stock;

•	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;

•

any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

•

any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of our amended and restated articles of incorporation do not apply to a business combination if:

•	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

•

at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our outstanding voting stock that is not owned by the interest shareholder;

•	the shareholder was or became an interested shareholder prior to the closing of this offering;

•

a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);

(ii)	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly-owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Shareholder Rights Agreement

General

Prior to the closing of this offering, we will adopt a Shareholder Rights Agreement. Each share of our common stock will include one right, or, collectively, the rights, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock at an exercise price of $90.00 per unit, subject to specified adjustments. The rights will be issued pursuant to a shareholder rights agreement between us and Computershare Trust Company, N.A., as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we will file as an exhibit to the registration statement of which this prospectus is a part.

Detachment of the Rights

The rights will be attached to all certificates representing our currently outstanding shares of common stock and will attach to all certificates for shares of our common stock we issue before the rights distribution date or the date on which the rights expire (or thereafter, in certain circumstances). The rights will not be exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary of the closing of this offering, unless we redeem or exchange them earlier as we describe below. The rights will separate from shares of our common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•

ten days following a public announcement that a person or group of affiliated or associated persons, or an “acquiring person,” has acquired or obtained the right to acquire beneficial ownership of 15% or more of the number of shares of our outstanding common stock; or

•	ten business days following the announcement of a tender or exchange offer that would result, if closed, in a person’s becoming an acquiring person.

Paragon Shipping, Michael Bodouroglou and any entity controlled by Michael Bodouroglou, and their respective related entities, will be excluded from the definition of “acquiring person” for purposes of the distribution of the rights, and therefore their ownership cannot trigger the distribution of the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of shares of our common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of our common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of our common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person, as defined above.

If a flip-in event occurs and we do not redeem the rights as described under the heading “Redemption of Rights” below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of stock of the same class of stock in which such right is included, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, subject to limited exceptions; or

•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

Anti-Dilution

The number of outstanding rights associated with shares of our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring before the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our common stock that are not integral multiples of one one-thousandth of a share of preferred stock and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date before the date of exercise. The rights agreement reserves to us the right to require before the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of Rights

At any time before the close of business on the earlier of the distribution date or the date on which the rights expire, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The rights are not exercisable and no flip-in event shall occur if timely redeemed by us. The rights will terminate immediately upon ordering the redemption and making the appropriate filing with the rights agent.

Exchange of Rights

We may, at our option, subject to applicable laws, rules and regulations, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and before any person becoming the beneficial owner of 50% or more of the shares of common stock then outstanding.

Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement in any way without the approval of the rights holders. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement without the approval of the rights holders, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or any other time period, unless such lengthening is for the purpose of protecting, clarifying or enhancing the rights and benefits of the rights holders (other than an acquiring person).

Transfer Agent

The registrar, transfer agent and dividend-paying agent for our common stock is Computershare Trust Company, N.A.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and amended and restated bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. The following table provides a comparison between statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware

Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

•    Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

•    Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Marshall Islands	Delaware

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board of directors under the specific provisions of a bylaw.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the issuance of 113,000 restricted shares of common stock we intend to issue to certain of our directors and executive officers and employees of our Manager pursuant to our 2011 Equity Incentive Plan in connection with this offering, following the closing of this offering, we will have 16,113,000 shares of common stock outstanding, assuming the underwriters do not exercise their over-allotment option and including (i) the 3,437,500 shares of common stock we expect to issue to Paragon Shipping and (ii) the 1,562,500 shares of common stock we expect to issue to Neige International, a company controlled by Mr. Bodouroglou, as the nominee of Proplous Navigation. Of these shares, only the 11,000,000 shares of common stock sold in this offering will be freely transferable in the United States without restriction under the Securities Act, except for any shares acquired by one of our “affiliates” as defined in Rule 144 under the Securities Act. Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer will purchase 114,000 of these 11,000,000 shares upon the closing of this offering. Immediately after the closing of this offering, Paragon Shipping, Proplous Navigation, certain of our officers and directors and employees of our Manager will continue to own 5,227,000 shares of our common stock, which were acquired in private transactions not involving a public offering and by Mr. Bodouroglou in this offering and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. The restricted securities held by Paragon Shipping and these persons will be subject to the underwriters’ lock-up agreement, as described below. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

Prior to or at the closing of this offering, we will enter into a registration rights agreement with Paragon Shipping and Proplous Navigation pursuant to which we will grant them and their affiliates, the right, under certain circumstances and subject to certain restrictions, to require us, following one year after the closing of this offering, to register under the Securities Act any shares of common stock owned by them or their affiliates. Please see the section of this prospectus entitled “Certain Relationships and Related-Party Transactions—Registration Rights.”

In general, under Rule 144 as currently in effect, a person or persons who is an affiliate, or whose shares are aggregated and who owns shares that were acquired from the issuer or an affiliate at least six months ago, would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of our then outstanding shares of common stock, which would be approximately 161,130 shares of our common stock immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

A person or persons whose shares are aggregated, and who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale, may sell restricted securities in reliance on Rule 144(b)(1) without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least three months before the sale, and provided that six months have expired since the date on which the same restricted securities were acquired from us or one of our affiliates, and provided further that such sales comply with the public information provision of Rule 144 (until the securities have been held for one year). As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

We, and each of our officers and directors and stockholders, including Paragon Shipping, Proplous Navigation and Neige International, have entered into agreements with the underwriters which restrict us, our officers, directors and such stockholders from directly or indirectly offering, selling, contracting to sell, pledging, hedging or otherwise disposing of shares of our common stock, any options or warrants to purchase our common stock or any security that is convertible into or exercisable or exchangeable for our common stock and from engaging in certain other transactions relating to such securities for a period of 180 days after April 13, 2011, the date of the underwriting agreement, which period is extendable in certain limited circumstances, without the prior written consent of UBS Securities LLC and Morgan Stanley & Co. Incorporated. These lock-up restrictions will not apply to (1) bona fide gifts or (2) dispositions to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided, however, that the recipient in each of (1) and (2) agrees to be bound by such restrictions. See “Underwriting.”

As a result of these lock-up agreements and the rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale	Comment
Date of prospectus	None	Shares locked up and not eligible for sale freely or under Rule 144

180 days from date of prospectus(1)	5,114,000	Lock-up released; shares eligible for sale under Rule 144

(1)	Assumes that the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option. Does not include the 113,000 restricted shares we will grant to certain of our directors and executive officers and employees of our Manager pursuant to our 2011 Equity Incentive Plan in connection with this offering, which will vest ratably in annual installments over a three-year period.

Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that future sales or the availability of shares of our commons stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares of common stock issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partners or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our shares of common stock, may be subject to special rules. This discussion deals only with holders who purchase shares of our common stock in connection with this offering and hold the shares of our common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of our activities to us and our shareholders. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our U.S. counsel, the following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S Holders, each as defined below, of shares of our common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, we anticipate that our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as United States corporations; and

(2)	either:

•	more than 50% of the value of our outstanding stock is owned, directly or indirectly, by “qualified shareholders,” as described in more detail below, which we refer to as the “50% Ownership Test,” or

•

our stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grant an “equivalent exemption” to United States corporations. We anticipate that any of our shipholding subsidiaries will be incorporated in a jurisdiction that provides an “equivalent exemption” to United States corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order for us to satisfy the 50% Ownership Test, more than 50% of the value of our outstanding stock would have to be owned, directly or indirectly, by one or more “qualified shareholders.” Qualified shareholders include (i) individuals who are “residents” of a “qualified foreign country,” which is a foreign country that grants an “equivalent exemption” from taxation of shipping income to United States corporations, (ii) certain publicly-traded corporations organized in a qualified foreign country, (iii) the government of a qualified foreign country and (iv) certain charitable organizations organized in a qualified foreign country.

In addition, we would have to substantiate our ownership by such “qualified shareholders” by obtaining ownership statements from each such qualified shareholder and each intermediary entity between ourselves and such qualified shareholder in the chain of ownership. Such statements would be required to be signed under penalties of perjury and meet certain other requirements specified under applicable Treasury Regulations. These substantiation requirements are onerous and we may be unable to satisfy them. As a result, it may be difficult for us to satisfy the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. After this offering, shares of our common stock will be “primarily traded” on the New York Stock Exchange.

Under the regulations, stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Since, after this offering, all our common shares will be listed on the New York Stock Exchange, we expect to satisfy the listing threshold.

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if, as is expected to be the case with our common shares, such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the 5 Percent Override Rule.

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

We anticipate that after the offering is completed, we will be able to satisfy the Publicly-Traded Test and will not be subject to the 5 Percent Override Rule. However, there are factual circumstances beyond our control that could cause us to lose the benefit of the Section 883 exemption. For example, there is a risk that we could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the common shares were to own 50% or more of our outstanding common shares on more than half the days of the taxable year.

Under the regulations, if we do not satisfy the Publicly-Traded Test and therefore are subject to the 5 Percent Override Rule, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders in order to qualify for the Code Section 883 exemption. These requirements are onerous and there is no assurance that we would be able to satisfy them.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).

We do not anticipate that we will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

If we qualify for exemption from tax under Section 883 of the Code in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883 of the Code. If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883 of the Code and assuming that any decision on a vessel sale is made from and attributable to our U.S. office, as we believe is likely to be the case as we are currently structured, then any gain derived from the sale of any such vessel will be treated as derived from U.S. sources and subject to U.S. federal income tax as “effectively connected” income (determined under rules different from those discussed above) under the above described net income tax regime.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his shares of our common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through taxable years beginning on or before December 31, 2012) provided that (1) the shares of common stock are readily tradable on an established securities market in the United States (such as the NYSE on which we have been approved to list our common stock); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the shares of common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the shares of common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such shares of common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. A U.S. Holder’s tax basis in our common stock generally will equal the U.S. Holder’s acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held shares of our common stock, either:

•

at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our anticipated operations, we do not expect to be a PFIC for any taxable year after the offering. However, our status as a PFIC will depend upon the operations of our vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities (whether conducted directly or through participation in a pool) of us or any of our wholly-owned subsidiaries as services income, rather than rental income. Correspondingly, we believe such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. In addition, we have obtained an opinion from our U.S. legal counsel, Seward & Kissel LLP, that, based upon our intended mode of operations as described herein, our income from time chartering activities and vessel pool arrangements should not be treated as passive income for purposes of determining whether we are a PFIC. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election” or makes a “mark-to-market” election with respect to shares of our common stock. For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the shares of our common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our shares of common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as is expected to be the case, our common stock were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares of our common stock over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares of common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds shares of our common stock and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of our shares of common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders’ aggregate holding period for the shares of our common stock

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Non-Electing Holders may be subject to IRS filing requirements with respect to their ownership of shares in a PFIC. These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the shares of our common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your shares of common stock through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your shares of common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your shares of common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 13, 2011, we have agreed to sell to the underwriters named below, for whom UBS Securities LLC and Morgan Stanley & Co. Incorporated are acting as representatives and the joint book-running managers of this offering, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
UBS Securities LLC	3,575,000
Morgan Stanley & Co. Incorporated	3,575,000
Cantor Fitzgerald & Co.	1,100,000
ABN AMRO Bank N.V.	825,000
Stifel, Nicolaus & Company, Incorporated	825,000
Lazard Capital Markets LLC	550,000
UniCredit Capital Markets LLC	550,000

Total	11,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase on a pro rata basis up to 1,650,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.486 per share. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the per share and total underwriting discounts and commissions that we will pay to the underwriters:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$0.81	$0.81	$8,910,000	$10,246,500

We estimate that our expenses in connection with this offering, excluding underwriting discounts and commissions, will be $1.4 million.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of UBS Securities LLC and Morgan Stanley & Co. Incorporated, for a period of 180 days after April 13, 2011, the date of the underwriting agreement. However, in the event that either (1) during the last 17 days of the

“lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless UBS Securities LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.

Each of our officers and directors and stockholders, including Paragon Shipping, Proplous Navigation and Neige International, have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of UBS Securities LLC and Morgan Stanley & Co. Incorporated, offer, sell, contract to sell or otherwise dispose of or hedge shares of our common stock or securities convertible into or exchangeable for shares of our common stock. These restrictions will be in effect for a period of 180 days after April 13, 2011, the date of the underwriting agreement. However, if (a) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the foregoing 180-day period and ends on the last day of the foregoing 180-day period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the foregoing 180-day period referred, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, these “lock-up” restrictions imposed will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs, unless UBS Securities LLC and Morgan Stanley & Co. Incorporated waive, in writing, such an extension. The lock-up restrictions will not apply to (1) bona fide gifts or (2) dispositions to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided, however, that the recipient in each of (1) and (2) agrees to be bound by such restrictions.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TEU.”

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

ABN AMRO Bank N.V. and affiliates of UniCredit Capital Markets LLC, each an underwriter of this offering, are lenders under separate term credit facilities for which we have received commitment letters. In such capacity as a lender under such respective credit facility, ABN AMRO Bank N.V. and such affiliates of UniCredit Capital Markets LLC will receive customary fees and commissions.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

UBS Securities LLC’s address is 299 Park Avenue, New York, New York 10171. Morgan Stanley & Co. Incorporated’s address is 1585 Broadway, New York, New York, 10036. Cantor Fitzgerald & Co.’s address is 110 East 59th Street, New York, New York 10022. ABN AMRO Bank N.V.’s address is Gustav Mahlerlaan 10, P.O. Box 283 (HQ7000), 1000 EA Amsterdam, The Netherlands. Stifel, Nicolaus & Company, Incorporated’s address is One South Street, 17th Floor, Baltimore, MD 21202. Lazard Capital Markets LLC’s address is 30 Rockefeller Plaza, New York, NY 10020. UniCredit Capital Markets LLC’s address is 150 East 42nd Street, New York, NY 10017.

Immediately prior to this offering, there has been no market for our common stock. The initial public offering price was determined by negotiation between us and the underwriters and does not necessarily reflect the market price of the common stock following this offering. The principal factors considered in determining the public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and the prospects for, our company and the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

ABN AMRO Bank N.V. is not a U.S.-registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the shares of common stock in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations, and as permitted by the FINRA regulations.

NOTICE TO PROSPECTIVE INVESTORS IN EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are qualified investors as defined under the Prospectus Directive;

(b) by the Bookrunners to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Bookrunners for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN GREECE

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of our common stock offered hereby and certain matters regarding U.S. federal and Marshall Islands tax considerations are being passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York. The underwriters are being represented in connection with this offering by Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York.

EXPERTS

The financial statements of Box Ships Inc. and the combined financial statements of Ardelia Navigation Limited and Eridanus Trading Co. included in this prospectus have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The sections in this prospectus entitled (i) “Summary—Recent Trends in the Container Sector”, (ii) “Risk Factors—The container shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact our ability to commence operations”, (iii) “Risk Factors—We will be dependent upon a limited number of customers in a consolidating industry for a large part of our revenues. The loss of these customers could adversely affect our financial performance”, (iv) “Risk Factors—An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably”, and (v) “The International Containership Industry” have been reviewed by Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, United Kingdom, which has confirmed to us that such sections accurately describes the international container shipping market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. For the purposes of this section, the term “registration statement” means the original registration statement and any and all amendments, including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Although we believe that we have accurately summarized the material terms of documents filed as exhibits to the registration statement, you should read those exhibits for a complete statement of their provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but, will be required to furnish those proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$22,698
Printing and Engraving Expenses	$200,000
Legal Fees and Expenses	$500,000
Accountants’ Fees and Expenses	$400,000
NYSE Listing Fee	$70,000
FINRA Fee	$25,500
Blue Sky Fees and Expenses	$20,000
Transfer Agent’s Fees and Expenses	$20,000
Miscellaneous Costs	$141,802

Total	$1,400,000

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company, and some of our directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of our assets and the assets of certain of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons.

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey. The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the country of registry, that takes place every year.

Backhaul. The weaker leg of a round trip voyage with less volume than the stronger headhaul leg or the return movement of a container—often empty—from a destination of unloading to a point of reloading of cargo.

Ballast. Weight in solid or liquid form, such as sea water, taken on a vessel to increase draught, to change trim, or to improve stability or a voyage in which a ship is not laden with cargo.

Bareboat Charter. A charter of a vessel under which the shipowner is usually paid a fixed amount of charter hire for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a “demise charter” or a “time charter by demise.”

Bunkers. Heavy fuel and diesel oil used to power a vessel’s engines.

Capacity. The nominal carrying capacity of the vessel.

Charter. The hire of a vessel for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port.

Charter-in. A lease of a vessel by which the owners of a vessel sublet or let the entire vessel, or some principal part of the vessel, to another party that uses the vessel for its own account under its charge.

Charterer. The party that hires a vessel for a period of time or for a voyage.

Charter hire. A sum of money paid to the shipowner by a charterer for the use of a vessel. Charter hire paid under an operating charter is also known as “freight.”

Charter owners. A company that owns containerships and charters out its vessels to container shipping companies rather than operating the ships for liner services; also known as shipowner.

Charter rate. The rate charged by charter owners normally as a daily rate for the use of their containerships by container shipping companies. Charter rates can be on a time charter or bareboat charter basis.

Classification society. An independent organization that certifies that a vessel has been built and maintained according to the organization’s rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel’s registry and the international conventions of which that country is a member. A vessel that receives its certification is referred to as being “in-class.”

Container shipping company. A shipping company operating liner services using its own or chartered vessels with fixed port of call schedules. Also known as a liner company or a container operator.

Deadweight ton—“dwt.” A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Drybulk. Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers. Vessels that are specially designed and built to carry large volumes of drybulk.

Drydocking. Placing the vessel in a drydock in order to check and repair areas and parts below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every three to five years, one of which must be a special survey.

Feeder. Containerships of less than 1,000 TEU, which are part of a cargo network in which the larger, faster vessels only call at the major ports at both ends of the area being covered and the smaller ports are served by the smaller feeder vessels which transfer the cargo to and from the major port terminals. This process keeps the larger vessels filled closer to capacity and spares them the expense and loss of time loading and unloading cargo in the smaller ports.

Freight rate. The amount charged by container shipping companies for transporting cargo, normally as a rate per 20-foot or 40-foot container.

Fully cellular containership. A vessel specifically designed to carry ISO standard containers, with cell-guides under deck and necessary fittings and equipment on deck.

Geared containerships. Self-sustained containerships, which are able to load and discharge containers with their own onboard cranes and derricks.

Gearless containerships. Containerships that lack their own equipment to loan and discharge cargo.

General cargo ship. This older type of cargo ship generally has “tween” decks for mixed general cargo, tanks for liquid cargo and maybe some refrigerated capacity. It also has deep holds for bulk cargo. Usually the hatch openings are too small for below-deck container stowage, but containers can be stacked on the deck. General cargo ships often have their own cranes and derricks for loading and discharging cargo.

Gross tonnage. A unit of measurement of the entire internal cubic capacity of the vessel expressed in tons of 100 cubic feet to the ton.

Handysize. Smaller containerships with a capacity between 1,000 to 1,999 TEO, for use in regional trades.

Headhaul. The stronger leg of a round trip voyage with greater volume than the weaker backhaul or the outgoing goods to be delivered from a point of origin.

Hull. The main body of the ship without engines, buildings and cranes.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Intermediate survey. The inspection of a vessel by a classification society surveyor that takes place 24 to 36 months after each special survey.

Liner company. A company that operates ocean carriers that carry many different cargoes on the same voyage on regular schedules.

Multipurpose ship or MPP. A newer version of general cargo ship with holds designed for container stowage. The holds generally have “tween” decks and containers can be stacked and lashed onto the hatch covers. MPPs are capable of carrying breakbulk cargoes and bulk cargoes and some are also equipped with tanks for liquid cargoes. MPPs generally have their own cranes and derricks, sometimes with heavy lift capability.

Newbuilding. A vessel on order, under construction or just delivered.

Off-hire. The period in which a vessel is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the charter hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

Orderbook. A reference to outstanding orders for the construction of vessels.

Panamax. Containerships with a capacity between 4,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

Post-Panamax. Containerships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

Roll-On Roll-Off—“Ro-Ro” vessels. These vessels are designed for wheeled or tracked cargo that can load itself onboard. Cargo generally drives onto the vessels through decks via ramps, rather than being lifted through hatches.

Scrapping. The sale of a vessel for conversion into scrap metal.

Ship management. The provision of shore-based vessel management services related to crewing, technical and safety management and the compliance with all government, flag state, class certification and international rules and regulations.

Sister ships. Vessels of the same class and specifications typically built at the same shipyard.

Special survey. The inspection of a vessel by a classification society surveyor that takes place every four to five years, as part of the recertification of the vessel by a classification society.

TEU. A 20-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a vessel for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charter hire, which accrues on a daily basis.

Ton and tones. Each means metric tons.

Vessel operating expenses. The costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, ship management fee, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Voyage expenses. Expenses incurred due to a vessel’s voyage from a loading port to a discharging port, such as bunkers cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

INDEX TO FINANCIAL STATEMENTS

BOX SHIPS INC.

ARDELIA NAVIGATION LTD & ERIDANUS TRADING CO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of Box Ships Inc.:

We have audited the accompanying balance sheet of Box Ships Inc. (the “Company”) as of December 31, 2010, and the related statements of operations, shareholder’s equity, and cash flows for the period from May 19, 2010 (inception) to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Box Ships Inc. as of December 31, 2010, and the results of its operations and its cash flows for the period from May 19, 2010 (inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 22, 2011

Box Ships Inc.

Balance Sheet as of December 31, 2010

(Expressed in United States Dollars)

Assets
Current assets
Cash and cash equivalents		—
Non Current Assets
Deferred registration costs		425,142

Total Assets		425,142

Liabilities and Shareholder’s Deficit
Accrued expenses	Note 4	72,015
Due to related parties	Note 3	356,949

Total Liabilities		428,964

Commitments and Contingencies
Shareholder’s deficit
Capital stock, 100 shares at no par value, authorized, issued and outstanding		—
Accumulated deficit		(3,822)

Total shareholder’s deficit		(3,822)

Total Liabilities and Shareholder’s Deficit		425,142

The accompanying notes are an integral part of the financial statements.

Box Ships Inc.

Statement of Operations

For the period from May 19, 2010 (Inception) to December 31, 2010

(Expressed in United States Dollars, except for number of shares)

Revenues		—

Expenses
General and administrative expenses		2,051

Operating Loss		(2,051)

Other Expenses
Interest and finance costs		(108)
Foreign currency loss		(1,663)

Total Other Expenses		(1,771)

Net Loss		(3,822)

Net Loss per share, basic and diluted	Note 5	(38.22)
Weighted average number of shares	Note 5	100

The accompanying notes are an integral part of the financial statements.

Box Ships Inc.

Statement of Shareholder’s Deficit

For the period from May 19, 2010 (Inception) to December 31, 2010

(Expressed in United States Dollars, except for number of shares)

	Number of No par value Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, May 19, 2010 (Date of Incorporation)	—	—	—	—	—

Issuance of capital stock	100	—	—	—	—
Net loss	—	—	—	(3,822)	(3,822)

Balance, December 31, 2010	100	—	—	(3,822)	(3,822)

The accompanying notes are an integral part of the financial statements.

Box Ships Inc.

Statement of Cash Flows

For the period from May 19, 2010 (Inception) to December 31, 2010

(Expressed in United States Dollars)

Cash flows from operating activities
Net loss	(3,822)
Changes in assets and liabilities
Due to related parties	3,822

Net cash from operating activities	—

Cash flows from investing activities	—

Cash flows from financing activities	—

Net increase in cash and cash equivalents	—
Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	—

Supplemental cash flow information

For the period from May 19, 2010 through December 31, 2010, the Company had non-cash financing activities not included in the Statement of Cash Flows relating to the accrual of deferred registration costs and amounts due to related parties of $425,142.

The accompanying notes are an integral part of the financial statements.

Box Ships Inc.

Notes to Financial Statements

(Expressed in United States Dollars, except for number of shares data)

1.	Basis of Presentation and General Information

Box Ships Inc. (the “Company”) was incorporated on May 19, 2010, under the laws of the Republic of the Marshall Islands, and is a wholly owned subsidiary of Paragon Shipping Inc. (NYSE: PRGN). The Company has a fiscal year end of December 31, and was formed to own and employ containerships on medium-term time charters from one to three years. As of December 31, 2010, Paragon Shipping Inc. (the “Parent”) owns 100% of the capital stock of the Company. The authorized capital stock of the Company consists of 100 shares of capital stock at no par value, all of which have been issued to Paragon Shipping Inc.

2.	Significant Accounting Policies

(a)	Basis of Presentation: The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

(b)	Other Comprehensive Income: The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(c)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(d)	Deferred Registration Costs: Deferred Registration costs represent costs associated with preparing the Company for a public offering. Such costs incurred to date consist primarily of professional fees. These costs will offset proceeds received from the proposed initial public offering. However, if the initial public offering is aborted or delayed, such costs will be expensed. These costs will be paid by the Parent on behalf of the Company, and will be reimbursable to the Parent, if the initial public offering is successful. If the initial public offering is unsuccessful, such amounts will be borne by the Parent.

(e)	Foreign Currency: The functional currency of the Company is the U.S. Dollar. Transactions incurred in other currencies are measured and recorded into U.S. dollars using the exchange rate in effect at the date of the transaction. As of the balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are translated to reflect the period end exchange rate. Resulting gains or losses from foreign currency transactions are included in the statement of operations in the period in which they arise.

3.	Due to related parties

Due to related parties consists of amounts due to the Parent. If the initial public offering is successful, such costs are reimbursable to the Parent. If the initial public offering is unsuccessful, such amounts will be borne by the Parent.

4.	Accrued Expenses

Accrued expenses shown in the accompanying balance sheet relate to accrued professional services for the Company’s registration.

5.	Net loss per share

Net loss per share has been calculated by dividing the net loss by the weighted average number of capital shares outstanding during the period. There are no capital stock equivalents, and as a result, there is no dilution for the period from May 19, 2010 through December 31, 2010.

Box Ships Inc.

Notes to Financial Statements

(Expressed in United States Dollars, except for number of shares data)

6.	Income Taxes

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Company has no United States operations and no United States source income. Thus, the Company is not currently subject to income tax in the United States.

7.	Legal Proceedings

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

8.	Subsequent Events

Subsequent events have been evaluated through February 22, 2011, the date of issuance of the financial statements herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Ardelia Navigation Ltd. & Eridanus Trading Co.:

We have audited the accompanying combined balance sheet of Ardelia Navigation Ltd. and Eridanus Trading Co., both of which are under common ownership and common management, as of December 31, 2010, and the related combined statements of operations, owners’ equity, and cash flows for the period from June 15, 2010 (date of inception of the earlier of the combined entities) to December 31, 2010. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Companies are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of Ardelia Navigation Ltd. and Eridanus Trading Co. as of December 31, 2010, and the combined results of their operations and their combined cash flows for the period from June 15, 2010 (date of inception of the earlier of the combined entities) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece

February 22, 2011

Ardelia Navigation Ltd. & Eridanus Trading Co.

Combined Balance Sheet as of December 31, 2010

(Expressed in United States Dollars)

Assets
Current assets
Cash and cash equivalents		176
Trade receivables		4,550
Other receivables		44,939
Prepaid expenses		53,830
Due from related parties	Note 3	566,462
Inventories		351,442

Total current assets		1,021,399

Fixed assets
Vessels, net	Note 4	103,760,922
Other fixed assets, net	Note 4	81,154

Total fixed assets		103,842,076

Other assets		381,765
Restricted cash		1,000,000

Total Assets		106,245,240

Liabilities and Owners’ Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $7,785)	Note 3	158,547
Accrued expenses	Note 5	166,094
Due to related parties	Note 3	10,500
Deferred income		356,938
Current portion of long-term debt	Note 6	3,200,000

Total current liabilities		3,892,079

Long-Term Liabilities
Long-term debt	Note 6	44,000,000

Total long-term liabilities		44,000,000

Total Liabilities		47,892,079

Commitments and Contingencies
Owners’ equity
Owners’ capital	Note 7	56,831,350
Retained earnings		1,521,811

Total owners’ capital		58,353,161

Total Liabilities and Owners’ Equity		106,245,240

The accompanying notes are an integral part of the combined financial statements.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Combined Statement of Operations

For the period from June 15, 2010 to December 31, 2010

(Expressed in United States Dollars)

Revenue
Time charter revenue		5,569,653
Less: Commissions (including related party commissions of $68,792)	Note 3	138,083

Net Revenue		5,431,570

Expenses
Voyage expenses		23,261
Vessels operating expenses (including expenses charged by related parties of $103,848)	Note 3,8	1,573,413
Management fees charged by a related party	Note 3	303,341
Depreciation	Note 4	1,357,338

Operating Income		2,174,217

Other Income/(Expenses)
Interest and finance costs		(637,948)
Interest income		1,004
Foreign currency loss, net		(15,462)

Total Other Expenses, net		(652,406)

Net Income		1,521,811

The accompanying notes are an integral part of the combined financial statements.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Combined Statement of Owner’s Equity

For the period from June 15, 2010 to December 31, 2010

(Expressed in United States Dollars, except for number of shares)

	Owners’ Capital	Retained Earnings	Total

Balance June 15, 2010	—	—	—
Issuance of capital stock	1	—	1
Capital Contributed	56,831,349	—	56,831,349
Net Income	—	1,521,811	1,521,811

Balance, December 31, 2010	56,831,350	1,521,811	58,353,161

The accompanying notes are an integral part of the combined financial statements.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Combined Statement of Cash Flows

For the period from June 15, 2010 to December 31, 2010

(Expressed in United States Dollars)

Cash flows from operating activities
Net Income	1,521,811
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,357,338
Amortization of financing costs	23,609
Changes in assets and liabilities
Trade receivables	(4,550)
Other receivables	(44,939)
Prepaid expenses	(53,830)
Due from related parties	(555,962)
Inventories	(351,442)
Trade accounts payable	158,547
Accrued expenses	166,094
Deferred income	356,938

Net cash from operating activities	2,573,614

Cash flow from Investing Activities
Payments for vessels and other fixed assets acquisitions	(105,199,414)
Restricted cash	(1,000,000)

Net cash used in investing activities	(106,199,414)

Cash flows from financing activities
Proceeds from long-term debt	48,000,000
Repayment of long-term debt	(800,000)
Owners’ capital contributions	56,831,350
Payment of financing costs	(405,374)

Net cash from financing activities	103,625,976

Net increase in cash and cash equivalents	176
Cash and cash equivalents at the beginning of the period	—

Cash and cash equivalents at the end of the period	176

Supplemental disclosure of cash flow information
Cash paid during the period for interest	500,719

The accompanying notes are an integral part of the combined financial statements.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars, except for number of shares data)

1.	Basis of Presentation and General Information

Basis of Presentation: The accompanying combined financial statements include the accounts of Ardelia Navigation Ltd. and Eridanus Trading Co. (the vessel owning companies or the “Company”) which are each the owner of a newbuild 3,426 TEU container vessel and are engaged in the ocean transportation of containers worldwide.

(a)	Ardelia Navigation Ltd. (“Ardelia”) incorporated in Liberia on June 15, 2010, owner of the Liberian flag 3,426 TEU (built 2010), containership “Box Voyager”, purchased from an unrelated third party which was delivered to Ardelia on July 30, 2010 and commenced operations on August 9, 2010.

(b)	Eridanus Trading Co. (“Eridanus”) incorporated in Liberia on July 1, 2010, owner of the Liberian flag 3,426 TEU (built 2010) containership “Box Trader”, purchased from an unrelated third party which was delivered to Eridanus on August 16, 2010 and commenced operations on August 20, 2010.

The combined Statement of Operations, Cash Flows and Owners’ Equity and related notes represent the period from June 15, 2010 (the inception date of Ardelia, which was the earliest) to December 31, 2010.

Ardelia and Eridanus are both wholly owned subsidiaries of Paragon Shipping Inc (“Paragon”).

Major Charterers: For the period from June 15, 2010 to December 31, 2010, the charterer Compania Sud Americana De Vapores S.A. (CSAV) accounted for 100% of the Company’s charter revenue.

2.	Significant Accounting Policies

(a)	Principles of Combination: The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts and operating results of the legal entities comprising the Company as discussed in Note 1. All intercompany balances and transactions have been eliminated upon combination.

(b)	Use of Estimates: The preparation of combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of the balance sheet date, recorded balances that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in earnings in the period in which they arise.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash represents minimum liquidity required to be maintained under the Company’s bank borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets otherwise they are classified as non-current assets.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars, except for number of shares data)

2.	Significant Accounting Policies—Continued

(g)	Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any direct expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

(i)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company’s vessels to be 30 years from the date of initial delivery from the shipyard.

(j)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review of the carrying amount for each of the Company’s vessels as of December 31, 2010, indicated that such carrying amounts were recoverable.

(k)	Dry-Docking and Special Survey Costs: Special survey and dry-docking costs are expensed in the period incurred.

(l)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. The unamortized balance of the deferred financings costs at each period end is presented as “Other Assets” in the accompanying balance sheet. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debtors Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements.

(m)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

(n)	Revenue and Expenses:

Time Charter Revenue: Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time charter revenues are recorded over the term of the charter as service is provided. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars)

2.	Significant Accounting Policies—Continued

Commissions: Commissions are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(o)	Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection costs, are expensed in the year incurred.

(p)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters). The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, and as a result the disclosure of geographic information is impracticable.

(q)	Prepaid Expenses: The prepaid expenses included as an asset in the accompanying combined balance sheet consist of actual payments that occurred in the relevant reported period for goods, services, and benefits that will be received in a future period.

(r)	Trade Receivables (net): Trade receivables (net), reflect receivables from time charters, net of an allowance for doubtful accounts. At the balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the period presented was $0.

3.	Transactions with Related Parties

(a)	Allseas Marine S.A. (“Allseas”)—the Manager:

Each of the vessel owning companies has entered into a management agreement with Allseas, the Manager, a related party, wholly-owned and controlled Mr. Michael Bodouroglou. Under these management agreements the vessel owning companies outsource the technical and commercial management of their vessels and administrative and accounting services to the Manager. In consideration of the obligations undertaken by the Manager each vessel owning company has undertaken to pay the following amounts to the Manager:

(1)	1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

(2)	a fee of €620 per day per vessel (“management fee”) as from July 1, 2010. This amount is subject to adjustment each year based on the annual Greek inflation rate.

(3)	a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, (“vessel commission”).

(4)	a fee of €500 per day for each day in excess of 5 days per calendar year for which a superintendant performed on site inspection (“superintendant fees”).

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars)

3.	Transactions with Related Parties—Continued

Each agreement has an initial term of five years. These agreements automatically extend for successive five year term, unless, in each case, at least one month’s advance notice of termination is given by either party.

The following amounts were included in the combined statement of operations for the period presented for commissions, operating expenses and management fees charged by Allseas:

(1)	Commissions	68,792
(2)	Operating expenses	81,610
(3)	Management fees	303,341

In addition to the above, during the period from June 15, 2010 to December 31, 2010 vessel commissions and superintendant fees incurred which are capitalized and included in the cost of the vessels amounted to $1,035,120 and $37,962 respectively.

As of December 31, 2010, $10,500 was due to Allseas.

(b)	Paragon Shipping Inc (“Paragon”)—the Parent:

The Parent has contributed capital and pays certain costs on behalf of the Company. As of December 31, 2010, the amount due from the Parent amounted to $566,462 and is included in Due from Related Parties in the accompanying combined balance sheet.

(c)	Manning Agency Agreements:

The vessel owning companies have a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company’s Chief Executive Officer, based in Manila, Philippines. Under the agreement, manning services are being provided in exchange for a recruitment fee of $110 per seaman paid on a one-off basis, an agency fee of $85 per month per seaman, an in house training fee of $30 per seaman and an extra in house training fee of $50 per seaman. These fees will be reviewed and mutually agreed in January of each year. The expenses incurred amounted to $22,238 for the period presented and are included in Vessels operating expenses in the combined Statement of Operations. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare Inc. amounted to $7,785 as of December 31, 2010 and are included in Trade Accounts Payable in the accompanying combined balance sheet.

4.	Vessels, Net / Other fixed assets

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, June 15, 2010	—	—	—
Acquisitions during the period	105,112,156	—	105,112,156
Depreciation for the period	—	(1,351,234)	(1,351,234)

Balance, December 31, 2010	105,112,156	(1,351,234)	103,760,922

Acquisitions during the period represent the acquisition of the container vessels Box Voyager on July 30, 2010 and the Box Trader on August 16, 2010.

Both vessels are first-priority mortgaged as collateral (Note 6).

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars)

4.	Vessels, Net / Other fixed assets—Continued

Other fixed assets represent computer systems installed on board the vessels to improve their efficiency. Depreciation charged in the period from June 15, 2010 to December 31, 2010 amounted to $6,104.

5.	Accrued Expenses

Accrued expenses shown in the accompanying combined balance sheet are analyzed as follows:

December 31, 2010
Accrued loan interest	102,882
Accrued vessel operating expenses	63,212

Total	166,094

6.	Loan

On July 28, 2010, Paragon Shipping Inc. entered into a secured loan facility of $48.0 million with Credit Suisse to partly finance the purchase of the Box Voyager and the Box Trader, comprising of two equal tranches, one for each vessel, of $24.0 million each. Both tranches were drawn in full, the first tranche on July 30, 2010 and the second tranche on August 16, 2010. Under this secured loan facility, Paragon Shipping Inc. was the borrower, while Ardelia and Eridanus acted as guarantors. The facility is secured by a first mortgage on the two newbuild containerships and other usual maritime securities.

The minimum annual principal payments, in accordance with the loan agreement required to be made after December 31, 2010 are as follows:

To December 31,
2011	3,200,000
2012	3,200,000
2013	3,200,000
2014	3,200,000
2015	3,200,000
Thereafter	31,200,000

Total	47,200,000

Disclosed as follows in the Balance Sheet
Current portion of long-term debt	3,200,000
Long-term debt	44,000,000

Total	47,200,000

The loan bears interest at LIBOR plus a margin of 2.75% plus mandatory costs. The loan also contains customary ship finance covenants including restrictions as to: changes in management and ownership of the secured vessels, the market value of the secured vessels, and Paragon is subject to covenants relating to consolidated leverage ratio, the total consolidated market value adjusted net worth, the interest expense to EBITDA ratio and the aggregate debt to EBITDA ratio. As of December 31, 2010, the Company was in compliance with all debt covenants.

The weighted average interest rate for the period from June 15, 2010 to December 31, 2010 was 3.11%.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars)

7.	Owners’ Capital

Since their inception, the capital of Ardelia Navigation Ltd and Eridanus Trading Co consists each of 500 authorized common shares with a par value of $0.001 per share, all of which have been issued and are outstanding. The holders of the shares are entitled to one vote on all matters submitted to a vote of owners and to receive all dividends, if any. The amount shown in the accompanying combined balance sheets as Owners’ Capital represents capital contributions made by Paragon to finance the vessel acquisition in excess of the amount of the bank loan obtained. Such contributions amounted to $56,831,350 as of December 31, 2010.

8.	Vessel Operating Expenses

Vessel operating expenses comprise the following:

Period from June 15, 2010 to December 31, 2010
Crew wages and related costs	763,389
Insurance	162,545
Repairs and maintenance	138,488
Spares and consumable stores	457,631
Miscellaneous expenses	51,360

Total	1,573,413

9.	Income Taxes

Under the law of Liberia, the country of the Company’s incorporation, the Company is not subject to income taxes. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto (“Shipping Income”), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source shipping income,” imposed without the allowance for any deductions. For these purposes, “U.S. source shipping income” means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

10.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 2010, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying combined financial statements.

Ardelia Navigation Ltd. & Eridanus Trading Co.

Notes to Combined Financial Statements

(Expressed in United States Dollars)

10.	Commitments and Contingencies—Continued

Future minimum charter hire receipts, based on vessels committed to non-cancelable long-term time charter contracts, with an initial or remaining chartered period in excess of one year as of December 31, 2010, net of commissions and assuming no off hire days, are as follows:

To December 31,	Amount
2011	14,235,000
2012	7,117,500

Total	21,352,500

11.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loan, accounts payable and accrued liabilities.

(a) Interest rate risk: The Company’s long-term bank loan is based on LIBOR and hence exposed to movements in LIBOR

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(c) Fair value: The carrying values of trade accounts receivable, due from related parties, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan approximates the recorded value, due to its variable interest rate.

12.	Subsequent Events

Subsequent events have been evaluated through February 22, 2011, the date of issuance of the financial statements herein.